SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No ☒

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Startements for the three-month period ended on September 30, 2012 and on September 30, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 80
Legal address: Moreno 877, 23rd floor, Ciudad Autónoma de Buenos Aires, Argentina
Company activity: The charter of the Company provides for real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: July 28, 2008
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,534 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 189,051,574 common shares

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2012	June 30, 2012	July 1, 2011
ASSETS
Non-Current Assets
Investment properties	10	3,439,111	3,463,941	3,553,647
Property, plant and equipment	11	1,920,538	1,872,920	1,976,970
Trading properties	12	171,449	170,472	158,019
Intangible assets	13	74,894	75,077	80,457
Biological assets	14	261,063	278,208	325,864
Investments in associates and joint ventures..	8, 9	1,490,273	1,500,560	1,438,855
Deferred income tax assets	24	77,122	80,674	23,914
Trade and other receivables	16	428,735	454,061	360,641
Investment in financial assets	17	641,295	626,683	426,152
Derivative financial instruments	18	21,421	18,434	60,442
Total Non-Current Assets		8,525,901	8,541,030	8,404,961
Current Assets
Trading properties	12	10,027	10,529	28,443
Biological assets	14	121,521	85,251	107,239
Inventories	15	286,597	253,447	371,268
Trade and other receivables	16	959,145	888,064	755,542
Investment in financial assets	17	207,135	72,069	62,465
Derivative financial instruments …….	18	54,136	2,578	18,966
Cash and cash equivalents	19	421,357	471,922	694,552
Total Current Assets		2,059,918	1,783,860	2,038,475
TOTAL ASSETS		10,585,819	10,324,890	10,443,436
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562	496,562
Treasury stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		166,218	166,218	166,218
Share premium		773,079	773,079	773,079
Share warrants		106,264	106,263	106,263
Cumulative translation adjustment ...		(59,442)	(81,939)	-
Changes in non-controlling interest		(7,493)	(9,596)	-
Equity-settled compensation		6,363	4,540	1,012
Legal reserve		42,922	42,922	32,293
Others reserves		389,202	389,202	320,064
Retained earnings		650,093	666,611	829,207
Equity attributable to equity holders of the parent		2,568,769	2,558,863	2,729,699
Non-controlling interest		2,170,006	2,132,648	2,480,379
TOTAL SHAREHOLDERS EQUITY		4,738,775	4,691,511	5,210,078

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Financial Position (continued)
as of September 30, 2012 and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2012	June 30, 2012	July 1, 2011
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	212,969	168,860	155,726
Borrowings	23	2,860,882	2,770,087	2,056,244
Deferred income tax liabilities	24	562,454	630,011	769,941
Derivative financial instruments	18	44,805	22,859	-
Income tax liabilities	24	61,850	-	-
Payroll and social security liabilities	21	671	783	635
Provisions	22	22,878	22,553	14,939
Total Non-Current Liabilities		3,766,509	3,615,153	2,997,485
Current Liabilities
Trade and other payables	20	713,497	596,542	588,311
Income tax liabilities		79,783	108,190	72,606
Payroll and social security liabilities	21	82,747	103,919	81,085
Borrowings	23	1,195,662	1,187,082	1,479,803
Derivative financial instruments	18	1,732	18,558	8,353
Provisions	22	7,114	3,935	5,715
Total Current Liabilities		2,080,535	2,018,226	2,235,873
TOTAL LIABILITIES		5,847,044	5,633,379	5,233,358
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		10,585,819	10,324,890	10,443,436

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Income for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2012	September 30, 2011
Group revenue	26	753,232	733,567
Group costs	27	(633,968)	(601,181)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		188,662	126,679
Changes in net realizable value of agricultural produce after harvest		13,222	4,651
Gross Profit		321,148	263,716
Gain from disposal of investment properties		29,468	-
Gain from disposal of farmlands		-	34,307
General and administrative expenses	28	(76,875)	(62,608)
Selling expenses	28	(60,427)	(48,119)
Management fee		-	(116)
Other operating results, net	30	(36,824)	11,477
Profit from Operations		176,490	198,657
Share of profit / (loss) of associates and joint ventures	8, 9	15,711	(21,601)
Profit from Operations Before Financing and Taxation		192,201	177,056
Finance income	31	89,402	27,388
Finance cost	31	(259,901)	(341,719)
Financial results, net	31	(170,499)	(314,331)
Profit / (Loss) Before Income Tax		21,702	(137,275)
Income tax expense	24	(13,701)	(13,999)
Profit / (Loss) for the period		8,001	(151,274)

Attributable to:
Equity holders of the parent		(16,518)	(95,137)
Non-controlling interest		24,519	(56,137)

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.03)	(0.19)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2012	September 30, 2011
Profit / (Loss) for the period	8,001	(151,274)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	51,034	(216,929)
Other Comprehensive Income / (Loss) for the period, net of tax (i)	51,034	(216,929)
Total Comprehensive Income / (Loss) for the period	59,035	(368,203)

Attributable to:
Equity holders of the parent	5,979	(178,181)
Non-controlling interest	53,056	(190,022)

 (i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Changes in non-controlling interest	Cumulative Translation Adjustment	Equity-settled compensation	Legal reserve	Others reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699	2,480,379	5,210,078
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(95,137)	(95,137)	(56,137)	(151,274)
Others comprehensive loss for the period	-	-	-	-	-	-	-	(83,044)	-	-	-	-	(83,044)	(133,885)	(216,929)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(83,044)	-	-	-	(95,137)	(178,181)	(190,022)	(368,203)
Acquisition of non-controlling interest	-	-	-	-	-	-	4,605	-	-	-	-	-	4,605	(142,990)	(138,385)
Equity-settled compensation	-	-	-	-	-	-	-	-	1,881	-	-	-	1,881	1,066	2,947
Contributions	-	-	-	-	-	-	-	-	-	-	-	-	-	(508)	(508)
Balance at September 30, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	4,605	(83,044)	2,893	32,293	320,064	734,070	2,558,004	2,147,925	4,705,929

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Changes in non-controlling interest	Cumulative Translation Adjustment	Equity-settled compensation	Legal reserve	Others reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	(16,518)	(16,518)	24,519	8,001
Others comprehensive income for the period	-	-	-	-	-	-	-	22,497	-	-	-	-	22,497	28,537	51,034
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	22,497	-	-	-	(16,518)	5,979	53,056	59,035
Acquisition of non-controlling interest	-	-	-	-	-	-	2,103	-	-	-	-	-	2,103	(8,124)	(6,021)
Equity-settled compensation	-	-	-	-	-	-	-	-	1,823	-	-	-	1,823	941	2,764
Contributions	-	-	-	-	-	-	-	-	-	-	-	-	-	1,700	1,700
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,215)	(10,215)
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Balance at September 30, 2012	496,562	5,001	166,218	773,079	106,264	1,547,124	(7,493)	(59,442)	6,363	42,922	389,202	650,093	2,568,769	2,170,006	4,738,775

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2012	September 30, 2011
Cash flows from operating activities:
Cash generated from operations	19	416,870	283,540
Income tax paid		(25,972)	(1,473)
Net cash generated from operating activities		390,898	282,067
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired		-	(1,198)
Capital contributions to joint ventures		(7,570)	-
Advance for investments in associates		(23,485)	-
Purchases of investment properties		(37,210)	(10,673)
Proceeds from sale of investment properties		53,487	-
Purchases of property, plant and equipment		(138,497)	(47,516)
Proceeds from sale of property, plant and equipment		2,546	6,166
Proceeds from disposal of farmlands		2,270	-
Purchases of intangible assets		(707)	(352)
Purchases of Investment in financial assets		(103,817)	(32,123)
Proceeds from disposals of Investment in financial assets		65,900	-
Loans granted to associates and joint ventures		(18,245)	(4,334)
Loans repayments received from associates and joint ventures		211	-
Interest received		-	1,208
Dividends received		4,953	3,070
Net cash used in investing activities		(200,164)	(85,752)
Cash flows from financing activities:
Proceeds from issuance of non-convertible bonds		142,168	245,807
Payment of non-convertible bonds net		(96,904)	-
Proceeds from borrowings		103,624	107,516
Repayments of borrowings		(258,695)	(125,988)
Proceeds from borrowings from associates and joint ventures		47,181	-
Proceeds from warrants and options		1	-
Payment of seller financing		(2,044)	(57,373)
Acquisition of non-controlling interest in subsidiaries		(5,694)	(144,533)
Dividends paid to non-controlling interest		(48,899)	1,187
Contributions from non-controlling interest		1,717	-
Interest paid		(130,447)	(94,015)
Net cash used in financing activities		(247,992)	(67,399)
Net (decrease) / increase in cash and cash equivalents		(57,259)	128,916
Cash and cash equivalents at beginning of period	19	471,922	694,552
Foreign exchange gain / (loss) on cash and cash equivalents		6,694	(45,521)
Cash and cash equivalents at end of period		421,357	777,947

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud SACIF y A

By:	/s/ Alejandro G Elsztain
Alejandro G Elsztain
Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 1.3. of Exhibit I for a description of the Group’s companies.

As of September 30, 2012, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 5, of Exhibit I  for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. Cactus also uses the feedlot to finish own cattle prior to slaughter in owned slaughtering houses. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 30.51% interst in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange.  Additionally, APSA holds a participating interest of 20 % in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on November 19, 2012.

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1.	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements prepared under IFRS. Consequently, The Group’s transition date for the adoption of IFRS is July 1, 2011. This transition date has been selected in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the three-month periods ended September 30, 2012 and 2011 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IAS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these  Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order  to comply with the IFRS.

Comparative figures and the corresponding as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAPP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (September 30, 2011) and the statement of income and other comprehensive income figures for the fiscal year  ended as of June 30, 2012 and for the three-month period ended as of September 30, 2011, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP in force. Exhibit I present additional information as of June 30, 2012 and July 1, 2011 under the IFRS which is considered necessary to understand these condensed interim consolidated financial statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended as of September 30, 2012 and 2011 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2012 and 2011 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for cumulative translation/differences

IFRS 1 allows cumulative translation/differences to be reset to zero on the transition date . This provides relief from determining accumulated exchange differences in accordance with IAS 21 “The effects of changes in foreign exchange rates”, from the moment a subsidiary or equity method investee was formed or acquired. The Group chose to reset all cumulative translation/differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for assets and liabilities of subsidiaries.

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop, adopted IFRS for the year ended December 31, 2012. The Group´s joint venture, Cresca, adopted the IFRSs for the fiscal year ended December 31, 2012.

Exemption for share-based payments

IFRS 2 – “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Based on this exemption, the Group did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The group has not used other optional exemptions of IFRS 1.

2.3.	IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the transition from Argentine GAAP to IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of Preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.4.           Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012, September 30, 2011 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended as of June 30, 2012 and for the three-month period ended September 30, 2011.  The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at September 30, 2011 and June 30, 2012 (Note 2.4.1). The second reconciliation provides an overview of the impact on income for the period ended as of September 30, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.4.2). The third reconciliation provides an overview of the impact on comprehensive income for the period ended as of September 30, 2011 and for the fiscal year ended as of June 30, 2012 (Note 2.4.3).

2.4.1	Summary of equity

		July 1, 2011	September 30, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to CRESUD		2,101,681	2,020,279	2,063,281
Revenue recognition – “scheduled rent increases”	(a)	51,991	58,613	78,479
Revenue Recognition – “commissions”	(b)	(35,447)	(38,137)	(44,446)
Biological assets and agriculture produce at the point of harvest	(c)	58,727	40,632	38,517
Inventories	(d)	(6,745)	(8,951)	(5,378)
Trading properties	(e)	(29,315)	(23,820)	(18,946)
Pre-operating and organization expenses	(f)	(22,771)	(20,922)	(22,767)
Goodwill	(g)	770,752	754,524	709,368
Non-Current investments – financial asset	(h)	151,411	19,296	138,204
Initial direct costs on operating leases	(i)	698	839	946
Tenant deposits	(j)	114	162	329
Commodity linked debt	(k)	97	167	72
Impairment of financial assets	(l)	(2,088)	(2,159)	(519)
Present value accounting – tax credits	(m)	14,644	10,451	10,931
Investments in associates	(n)	(56,224)	(82,909)	(151,873)
Investments in joint ventures	(o)	(16,496)	(16,410)	(11,271)
Acquisition of non-controlling interest	(p)	-	(15,338)	(46,320)
Borrowing costs capitalized	(r)	110	180	384
Settlement of BrasilAgro warrants	(s)	-	-	(2,706)
Deferred income tax	(u)	(33,917)	(29,108)	(35,550)
Non- controlling interest on adjustment above	(v)	(217,523)	(109,409)	(141,872)
Subtotal shareholders’ equity under IFRS attributable to CRESUD		2,729,699	2,557,980	2,558,863
Non-controlling interest		2,480,379	2,134,324	2,132,648
Total shareholders’ equity under IFRS		5,210,078	4,692,304	4,691,511

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.2	Summary of profit / (loss)

		September 30, 2011	June 30, 2012
(Loss) / Profit under Argentine GAAP attributable to CRESUD.		(5,434)	78,263
Revenue recognition – “scheduled rent increases”	(a)	6,622	26,488
Revenue Recognition – “commissions”	(b)	(2,691)	(8,999)
Biological assets and agriculture produce at the point of harvest	(c)	(16,221)	(17,001)
Inventories	(d)	(2,206)	1,367
Trading properties	(e)	5,495	10,369
Pre-operating and organization expenses ….	(f)	1,849	4
Goodwill	(g)	(15,265)	(60,428)
Non-Current Investments-financial asset	(h)	(132,115)	(13,207)
Initial direct cost on operating leases	(i)	141	248
Tenants Deposits	(j)	49	215
Commodity linked debt	(k)	70	(25)
Impairment of financial assets	(l)	(71)	1,569
Present value accounting – tax credits	(m)	(4,194)	(3,713)
Investments in associates	(n)	(25,827)	(89,567)
Investments in joint ventures……………………………	(o)	86	5,225
Acquisition of non-controlling interest	(p)	(13,601)	(26,383)
Disposal of non-controlling interest	(q)	-	2,690
Borrowing costs capitalized	(r)	70	274
Cumulative translation adjustments	(t)	6,220	32,518
Deferred income tax	(u)	4,629	(2,178)
Non- controlling interest on adjustment above	(v)	97,257	40,942
Subtotal (loss) under IFRS attributable to CRESUD		(95,137)	(21,329)
Non-controlling interest		(56,137)	53,424
Total (Loss) / Profit under IFRS		(151,274)	32,095

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.3	Summary of comprehensive income

		September 30, 2011	June 30, 2012
Net comprehensive income under Argentine GAAP attributable to CRESUD		(173,142)	(58,692)
Biological assets and agriculture produce at the point of harvest……..	(c)	(1,874)	(3,209)
Goodwill	(g)	(963)	(956)
Investments in associates	(n)	(676)	(6,082)
Currency translation adjustment	(t)	(6,220)	(32,518)
Deferred income tax	(u)	180	544
Non-controlling interest on adjustments above	(v)	4,514	18,974
Other comprehensive income under IFRS attributable to CRESUD		(178,181)	(81,939)
Non-controlling interest		(190,022)	(141,581)
Net comprehensive income under IFRS		(368,203)	(223,520)

2.4.4	Reconciliation of cash flows for the three-month periods ended September 30, 2011.

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a) Operating activities

Cash generated from operating activities under Argentine GAAP	243,013
Proceeds from sale of investment properties and property, plant and equipment	(5,868)
Deconsolidation of joint ventures	(599)
Foreign Exchange Gain on cash and cash equivalents	45,521
Cash generated from operating activities under IFRS	282,067

(b)  Investing activities

Cash used in investing activities under Argentine GAAP	(234,043)
Acquisition of non-controlling interest in subsidiaries	144,533
Proceeds from sale of investment properties and property, plant and equipment	5,868
Deconsolidation of joint ventures	(2,110)
Cash used in investing activities under IFRS	(85,752)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(c) Financing activities

Cash generated from financing activities under Argentine GAAP	77,206
Acquisition of non-controlling interest in subsidiaries	(144,533)
Deconsolidation of joint ventures	(72)
Cash used in financing activities under IFRS	(67,399)

(d) Net increase in cash and cash equivalents

Net increase in cash and cash equivalents under Argentine GAAP	86,176
Foreign exchange gain on cash and cash equivalents	45,521
Deconsolidation of joint ventures	(2,781)
Net increase in cash and cash equivalents under IFRS	128,916

2.4.5	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment	(146,706)
Deconsolidation of joint ventures	(21,554)
Foreign Exchange gain on cash and cash equivalents	5,361
Cash generated from operating activities under IFRS	694,139

(b)	Investing activities

Cash used in investing activities under Argentine GAAP….	(728,777)
Acquisition of non-controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment …	146,706
Deconsolidation of joint ventures	1,027
Cash used in investing activities under IFRS	(378,595)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(c) Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non-controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

(d)	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Foreign exchange gain on cash and cash equivalents	5,361
Deconsolidation of joint ventures	(13,045)
Net decrease in cash and cash equivalents under IFRS	(163,397)

2.4.6	Presentation reclassifications affecting the statement of cash flows for the three-month period ended as of September 30, 2011 and for the year ended as of June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows under the Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flow statement category as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from disposal of property, plant and equipment (including properties classified as investment properties under IFRS, were reported as operating activities. In accordance with IFRS, proceeds from disposal of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash flows from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.7	Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(a)	Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a result, the Group recognized a receivable for rent averaging of Ps. 52.0 million, Ps. 58.6 million and Ps. 78.5 million in the line item “Trade and other receivables” as at July 1, 2011, September 30, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 6.6 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million was recognized in the statement of income.

(b)	Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for "letting fees" are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, payments received from tenants for “letting fees” of Ps. 35.4 million, Ps. 38.1 million and Ps. 44.4 million were deferred in the line item “Trade and other payables” as at July 1, 2011, September 30, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 2.7 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 9.0 million was recognized in the statement of income.

(c)	Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets. The Group has several classes of biological assets.

Biological assets in the form of unharvested crops are measured at replacement cost less any impairment losses. Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value. Biological assets in the form of breeding or dairy cattle are measured at replacement cost. Tree plantations are measured at cost. Argentine GAAP does not prescribe a separate measurement for agriculture produce at the point of harvest.

IFRS – The Group applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

As a result, the Group adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million, Ps. 40.6 million and Ps. 38.5 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized (i) a loss of Ps. 16.2 million in the statement of income, (ii) an amount of Ps. 1.9 million against “Exchange differences on translating foreign operations”  in the statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 17.0 million in the statement of income, (ii) an amount of Ps. 3.2 million against “Exchange differences on translating foreign operations” in statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred and disclosed on the face of the income statement in the line item titled “Unrealized gain on inventories”.  In addition, harvested crops for the Group’s operations in Bolivia are measured at net realizable value, with the change in carrying amount recognized in profit or loss.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the method first in–first out. In addition, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market.

As a result, the Group reduced inventories by Ps. 6.7 million, Ps. 9.0 million and Ps. 5.4 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized: a loss for an amount of Ps. 2.2 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings.  For the year ended as of June 30, 2012, the Group recognized a gain for an amount of Ps. 1.4 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings.

(e)	Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (transfer of title deed). For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group eliminated the effect of inflation adjustment on trading properties for an amount of Ps.12.9 million, Ps. 10.2 million and Ps. 9.4 million as at July 1, 2011, September 30, 2011 and June 30, 2012. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 2.7 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.5 million was recognized in the statement of income.

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million, Ps. 13.6 million and Ps. 9.5 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized: a gain for an amount of Ps. 2.8 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.  For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 6.9 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(f)	Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 22.8 million, Ps. 20.9 million and Ps. 22.8 million, as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively, were derecognized under IFRS.  As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized: a gain for an amount of Ps. 1.8 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Goodwill

Goodwill

Argentine GAAP – The Group accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Group allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 29.1 million. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

 Negative goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associates and/or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

The Group adjusted the value of such goodwill for an amount of Ps. 770.8 million, Ps. 754.5 million and Ps. 709.4 million as of July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized (i) a loss of Ps. 15.3 million in the statement of income, (ii) an amount of Ps. 1.0 million against  “Exchange differences on translating foreign operations”  in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 60.4 million in the statement of income, (ii) an amount of Ps. 1.0 million against “Exchange differences on translating foreign operations”  in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings.

(h)	Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Under IFRS 9, all equity investments are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 151.4 million, Ps. 19.3 million and Ps. 138.2 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 132.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and a loss for an amount of Ps. 13.2 million was recognized in the statement of income.

(i)	Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million, Ps. 0.8 million and Ps. 0.9 million, as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 0.7 million was recognized against retained earnings and a gain of Ps. 0.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and an amount of Ps. 0.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(j)	Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally range from one to three months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.3 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized: a gain of Ps. 0.05 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(k)	Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Group issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Group separated the commodity-indexed feature and classified it as a derivative liability. The Group measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Group measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Group recognized changes in the fair value of the embedded derivative in profit or loss for the period / year.

As a result, the Group adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.1 million as at July 1, 2011, September 2011 and June 30, 2012. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and a loss of Ps. 0.03 million was recognized in the statement of income.

(l)	Impairment of financial assets

Argentine GAAP – As at July 1, 2011, September 30, 2011 and June 30, 2012 the Group maintains a balance of credit card loans. These loan receivables are carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

 IFRS - The Group applied the impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2.1 million, Ps. 2.2 million and Ps. 0.5 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 2.1 million was recognized against retained earnings and a loss of Ps. 0.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and a gain of Ps. 1.6 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(m)	Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are measurement at present-valued.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 14.6 million, 10.5 million and Ps. 10.9 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 4.2 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 3.7 million was recognized in the statement of income.

(n)	Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

 As at June 30, 2012, the associates of the Group were Banco Hipotecario S.A. (BHSA), Banco de Crédito y Securitización (BACSA), Manibil S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A. and AgroUranga S.A., Agro Managers S.A. y Bitania 26 S.A..

IFRS - The Group has assessed all of its interests in the entities mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking:

The Group assessed the financial statements of these associates as of July 1, 2011, September 30, 2011 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”,, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Investment properties:

The Company has assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011, September 30, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, Lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

 - Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense not recognized on a straight-line basis. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduction by Ps. 56.2 million, Ps. 82.9 million and Ps. 151.9 million as of July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized (i) an amount of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 25.8 million in the statement of income and (iii) an amount of Ps. 0.7 million against “Exchange differences on translating foreign operations”  in the statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized (i) an amount of Ps. 56.4 million against retained earnings, (ii) a loss of Ps. 89.6 million in the statement of income and (iii) an amount of Ps. 6.1 million against “Exchange differences on translating foreign operations”  in statement of comprehensive income.

(o)	Impact of IFRS adjustment on joint ventures

Argentine GAAP - Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group has assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. In addition, the Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, joint ventures were grouped by business activity. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified:

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Group´s joint ventures was decreased by Ps. 16.5 million, Ps. 16.4 million and Ps. 11.3 million as of July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 0.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 5.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(p)	Acquisition of non-controlling interest

As stated in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest occurring on or after on July 1, 2011.

Argentine GAAP - Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of September 30, 2011, the Group (i) derecognized goodwill for an amount of Ps. 16.0 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 13.4 million, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value under Argentine GAAP in force and (iv) recognized a debit in shareholders’ equity under IFRS of Ps. 1.7 million. In addition, as of June 30, 2012, the Group: (i) derecognized goodwill for an amount of Ps. 39.8 million, (ii) recognized a decline of Ps. 26.2 million in non-controlling interest, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value in accordance with Argentine GAAP in force, and (iv) recognized a debit of Ps. 22.6 million in shareholders’ equity.

Additionally, for the fiscal year ended as of June 30, 2012, the Group reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. recognized under Argentine GAAP for an amount of Ps. 10.5 million.

(q)	Disposal of non-controlling interest

As explained in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments detailed below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed is recognized in the controlling interest’s equity as a credit or debit. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of June 30, 2012, the Group reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity. For the three month-period ended as of September 30, 2011, there have been no disposals of non-controlling interests.

(r)	Amortization of transaction costs on borrowings

Argentine GAAP – Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Group adjusted the carrying value of borrowings for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.4 million as of July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three month period ended as of September 30, 2011, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.1 million gain were recognized in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 0.1 million were recognized against retained earnings and an amount of Ps. 0.3 million gain were recognized in the statement of income.

(s)	Settlement of BrasilAgro warrants

Argentine GAAP– Payments made by the Group for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2 “Share-based payments”, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, are accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Group adjusted the balance for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity. For the three month-period ended as of September 30, 2011, no warrants issued by Brasilagro have been cancelled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(t)	Cumulative translation adjustment

Argentine GAAP– Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

As a result, for the three for the three-months period ended as of September 30, 2011 the Group reclassified an amount of Ps. 6.2 million against the statement of income and the statement of other comprehensive income, related foreign operations. Additionally, the Group reclassified an amount of Ps. 32.5 million for the fiscal year ended as of June 30, 2012 against the statement of income and the statement of other comprehensive income.

(u)	Deferred income taxes

Argentine GAAP - The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS –There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million, Ps. 18.6 million and Ps. 18.8 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Group recognized (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.3 million in the statement of income, and (iii) an amount of Ps. 0.2 million against “Exchange differences on translating foreign operations”  in statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.8 million in the statement of income, and (iii) an amount of Ps. 0.5 million against “Exchange differences on translating foreign operations”  in statement of comprehensive income. In addition, the Group has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 17.4 million, Ps. 10.5 million and Ps. 16.7 million as at July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 an amount of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 6.9 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 17.4 million was recognized against retained earnings and a loss of Ps. 0.6 million was recognized in the statement of income.

(v)	Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

2.5	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, which is described in Exhibit I, and are based upon such IFRSs expected to be in force as of June 30, 2013. The most significant accounting policies are described in Exhibit I

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.6	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2012 which are described in Exhibit I.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees.  During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales.  Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and dispositions

For the three-month period ended as of September 30, 2012

Transactions with non-controlling interest

IRSA

In July, 2012, the Company acquired an additional 0.3% interest in IRSA for a total consideration of US$ 1.3 million. The carrying amount of the non-controlling interest in IRSA as of the acquisition date was Ps. 948 (representing an equity interest of 35.8%). This resulted in a decrease in non-controlling interest of Ps. 8.0 million and an increase in equity attributable to owners of the parent of Ps. 8.0 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the group during the period is summarized as follows:

Ps.
Carrying amount of Group´s interest acquired of	8.0
Consideration paid for non-controlling interest	(5.7)
Gain on acquisition recorded within parent´s equity	2.3

APSA

As of August, 2012, the Group, through E-Commerce Latina S.A., acquired an additional 0.03% interest in APSA for a total consideration of US$ 0.124 million. The carrying amount of the non-controlling interest in APSA as of the date of the acquisition was Ps. 36 million (which represents an interest of 4.43%). This resulted in a decrease in non-controlling interest of Ps. 1 million and an increase in equity attributable to owners of the parent of Ps. 1 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the group during the period is summarized as follows:

Ps.
Carrying amount of Group´s interest acquired of	0.3
Consideration paid for non-controlling interest	(0.6)
Gain on acquisition recorded within parent´s equity	(0.3)

5.	Financial risk management

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management (Continued)

Note 3 of Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.	Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2012:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenues	270,455	535,953	806,408
Group costs	(394,794)	(283,755)	(678,549)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	190,624	-	190,624
Changes in net realizable value of agricultural produce after harvest	13,222	-	13,222
Gross Profit	79,507	252,198	331,705
Gains from disposal of investment property	-	29,468	29,468
General and administrative expenses	(35,004)	(43,986)	(78,990)
Selling expenses	(37,362)	(27,196)	(64,558)
Other operating expenses, net	(27,698)	(9,186)	(36,884)
(Loss) / Profit from Operations	(20,557)	201,298	180,741
Share of profit of associates and joint ventures	1,408	12,819	14,227
Segment (Loss) / Profit	(19,149)	214,117	194,968

Investment properties, net	42,262	3,573,644	3,615,906
Property, plant and equipment, net	1,729,189	246,669	1,975,858
Trading properties	-	256,460	256,460
Goodwill	6,120	25,533	31,653
Biological assets	384,912	-	384,912
Inventories	270,796	17,728	288,524
Investments in associates and joint ventures	28,323	1,218,070	1,246,393
Total segment assets	2,461,602	5,338,104	7,799,706

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended as of September 30, 2011:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenue	303,920	459,591	763,511
Group costs	(398,913)	(231,290)	(630,203)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	127,456	-	127,456
Changes in net realizable value of agricultural produce after harvest	4,651	-	4,651
Gross Profit	37,114	228,301	265,415
Gains from disposal of farmlands	34,307	-	34,307
General and administrative expenses	(29,424)	(34,381)	(63,805)
Selling expenses	(32,008)	(19,675)	(51,683)
Other operating results, net	15,198	(1,175)	14,023
Management fee	(116)	-	(116)
Profit from Operations	25,071	173,070	198,141
Share of loss of associates and joint ventures	(41)	(19,001)	(19,042)
Segment Profit	25,030	154,069	179,099

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	September 30, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Group revenue	134,151	18,284	7,555	42,320	6,584	208,894	-	18,865	42,696	270,455
Group costs	(209,226)	(31,141)	(16,141)	(77,400)	(1,822)	(335,730)	(1,645)	(21,496)	(35,923)	(394,794)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	117,469	10,987	9,613	52,587	-	190,656	-	17	(49)	190,624
Changes in net realizable value of agricultural produce after harvest	13,235	-	-	-	-	13,235	-	31	(44)	13,222
Gross Profit / (Loss)	55,629	(1,870)	1,027	17,507	4,762	77,055	(1,645)	(2,583)	6,680	79,507
General and administrative expenses	(17,412)	(4,149)	(266)	(8,274)	(180)	(30,281)	-	(2,727)	(1,996)	(35,004)
Selling expenses	(29,656)	(3,907)	(353)	-	(400)	(34,316)	-	(1,484)	(1,562)	(37,362)
Other operating results, net	(26,312)	(825)	(53)	-	(36)	(27,226)	-	(52)	(420)	(27,698)
(Loss) / Profit from Operations	(17,751)	(10,751)	355	9,233	4,146	(14,768)	(1,645)	(6,846)	2,702	(20,557)
Share of profit of associates and joint ventures	257	149	10	42	6	464	-	19	925	1,408
Segment (Loss) / Profit	(17,494)	(10,602)	365	9,275	4,152	(14,304)	(1,645)	(6,827)	3,627	(19,149)

Investment property	-	-	-	-	42,262	42,262	-	-	-	42,262
Property, plant and equipment	931,541	132,507	20,938	556,254	2,714	1,643,954	57,668	20,725	6,842	1,729,189
Goodwill	4,286	-	-	1,834	-	6,120	-	-	-	6,120
Biological assets	82,792	187,723	27,010	87,387	-	384,912	-	-	-	384,912
Inventories	257,129	1,931	-	6,334	-	265,394	-	5,402	-	270,796
Investments in associates and joint ventures	12,783	7,304	522	2,087	261	22,957	-	1,043	4,323	28,323
Total segment assets	1,288,531	329,465	48,470	653,896	45,237	2,365,599	57,668	27,170	11,165	2,461,602

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

September 30, 2011
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Group revenue	140,646	22,997	6,584	56,554	13,273	240,054	-	43,740	20,126	303,920
Group costs	(233,876)	(31,500)	(13,086)	(48,328)	(4,929)	(331,719)	(1,188)	(48,609)	(17,397)	(398,913)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	112,334	15,191	8,710	(8,619)	-	127,616	-	-	(160)	127,456
Changes in net realizable value of agricultural produce after harvest	4,651	-	-	-	-	4,651	-	-	-	4,651
Gross Profit / (Loss)	23,755	6,688	2,208	(393)	8,344	40,602	(1,188)	(4,869)	2,569	37,114
Gains from disposal of farmlands	-	-	-	-	-	-	34,307	-	-	34,307
General and administrative expenses	(5,443)	(10,985)	(707)	(10,237)	-	(27,372)	-	(744)	(1,308)	(29,424)
Selling expenses	(25,459)	(3,303)	(306)	-	-	(29,068)	-	(501)	(2,439)	(32,008)
Other operating results, net	16,261	(1,012)	(65)	-	-	15,184	-	(236)	250	15,198
Management	-	-	-	-	-	-	-	-	(116)	(116)
Profit / (Loss) from Operations	9,114	(8,612)	1,130	(10,630)	8,344	(654)	33,119	(6,350)	(1,044)	25,071
Share of (loss) of associates and joint ventures	(36)	-	(5)	-	-	(41)	-	-	-	(41)
Segment Profit / (Loss)	9,078	(8,612)	1,125	(10,630)	8,344	(695)	33,119	(6,350)	(1,044)	25,030

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	September 30, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotel	International	Financial operation and others	Total urban properties and investments (II)
Group revenue	358,842	70,122	52,503	53,793	-	693	535,953
Group costs	(173,883)	(29,588)	(39,139)	(40,729)	-	(416)	(283,755)
Gross Profit	184,959	40,534	13,364	13,064	-	277	252,198
Results from disposal of investment properties	-	(1,601)	31,069	-	-	-	29,468
General and administrative expenses	(14,664)	(6,752)	(6,981)	(12,348)	(3,241)	-	(43,986)
Selling expenses	(11,809)	(2,807)	(5,044)	(6,990)	-	(546)	(27,196)
Other operating results, net	(2,815)	(2,500)	(2,230)	250	(2,084)	193	(9,186)
Profit / (Loss) from Operations	155,671	26,874	30,178	(6,024)	(5,325)	(76)	201,298
Share of profit / (loss) of associates and joint ventures	78	-	564	43	(18,335)	30,469	12,819
Segment Profit / (Loss)	155,749	26,874	30,742	(5,981)	(23,660)	30,393	214,117

Investment properties	2,050,028	969,754	545,327	-	-	8,535	3,573,644
Property, plant and equipment	14,613	36,732	3,761	191,364	199	-	246,669
Trading properties	-	127	189,742	-	66,591	-	256,460
Goodwill	7,422	13,232	4,879	-	-	-	25,533
Inventories	11,312	-	484	5,932	-	-	17,728
Investments in associates and joint ventures	-	-	41,423	21,299	104,192	1,051,156	1,218,070
Total segment assets	2,083,375	1,019,845	785,616	218,595	170,982	1,059,691	5,338,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2011
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total urban properties and investments (II)
Group revenue	304,557	57,980	55,433	39,556	-	2,065	459,591
Group costs	(146,662)	(23,862)	(34,634)	(25,383)	-	(749)	(231,290)
Gross Profit	157,895	34,118	20,799	14,173	-	1,316	228,301
General and administrative expenses	(13,070)	(5,181)	(5,268)	(9,042)	(1,820)	-	(34,381)
Selling expenses	(5,526)	(3,009)	(5,126)	(5,382)	-	(632)	(19,675)
Other operating results, net	1,155	(2,655)	488	(52)	42	(153)	(1,175)
Profit / (Loss) from Operations	140,454	23,273	10,893	(303)	(1,778)	531	173,070
Share of profit / (loss) of associates and joint ventures	(85)	-	600	-	(20,459)	943	(19,001)
Segment Profit / (Loss)	140,369	23,273	11,493	(303)	(22,237)	1,474	154,069

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS .

	September 30, 2012
	As per Total Segment Information	Adjustment for share of profit / (loss) of associates and joint ventures	As per Statement of Income
Group revenue	806,408	(53,176)	753,232
Group costs	(678,549)	44,581	(633,968)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	190,624	(1,962)	188,662
Changes in net realizable value of agricultural produce after harvest	13,222	-	13,222
Gross Profit / (Loss)	331,705	(10,557)	321,148
Gains from disposal of investment properties	29,468	-	29,468
General and administrative expenses	(78,990)	2,115	(76,875)
Selling expenses	(64,558)	4,131	(60,427)
Other operating results, net	(36,884)	60	(36,824)
Profit / (Loss) from Operations	180,741	(4,251)	176,490
Share of profit of associates and joint ventures	14,227	1,484	15,711
Profit / (Loss) from Operations Before Financing and Taxation	194,968	(2,767)	192,201

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2011
	As per Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Group revenue	763,511	(29,944)	733,567
Group costs	(630,203)	29,022	(601,181)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	127,456	(777)	126,679
Changes in net realizable value of agricultural produce after harvest	4,651	-	4,651
Gross Profit / (Loss)	265,415	(1,699)	263,716
General and administrative expenses	(63,805)	1,197	(62,608)
Selling expenses	(51,683)	3,564	(48,119)
Gains from disposal of farmlands	34,307	-	34,307
Other operating results, net	14,023	(2,546)	11,477
Management fees	(116)	-	(116)
Profit from Operations	198,141	516	198,657
Share of loss of associates and joint ventures	(19,042)	(2,559)	(21,601)
Profit / (Loss) from Operations Before Financing and Taxation	179,099	(2,043)	177,056

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statement of financial position

	APSA			IRSA (i)			Brasilagro
	09.30.12	06.30.12	07.01.11	09.30.12	06.30.12	07.01.11	09.30.12	06.30.12	07.01.11
Assets
Non-current assets	1,993,848	1,954,917	1,859,182	5,977,032	6,050,293	5,812,347	1,194,754	1,114,700	1,275,069
Current assets	653,952	548,949	520,173	1,087,029	839,328	819,565	506,215	490,721	660,824
Total assets	2,647,800	2,503,866	2,379,355	7,064,061	6,889,621	6,631,912	1,700,969	1,605,421	1,935,893
Liabilities
Non-current liabilities	1,074,779	973,319	909,950	2,673,818	2,644,108	2,372,540	175,228	147,799	163,475
Current liabilities	529,449	558,024	536,651	1,296,277	1,205,744	1,176,759	224,481	248,068	295,517
Total liabilities	1,604,228	1,531,343	1,446,601	3,970,095	3,849,852	3,549,299	399,709	395,867	458,992
Net assets	1,043,572	972,523	932,754	3,093,966	3,039,769	3,082,613	1,301,260	1,209,554	1,476,901

Summarized statement of income and statement of comprehensive income

	APSA		IRSA (i)		Brasilagro
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue	363,217	328,678	486,311	431,631	88,539	80,863
Profit before income tax	130,381	139,063	86,435	127,185	809	41,865
Income tax expense	(62,400)	(48,263)	(35,625)	(20,677)	(1,337)	(5,839)
Profit / (loss) for the period	67,981	90,800	50,810	106,508	(528)	36,026
Other comprehensive income	-	-	24,997	4,693	41,071	(216,349)
Total other comprehensive income	67,981	90,800	75,807	111,201	40,543	(180,323)
Profit / (loss) attributable to non-controlling interest	5,170	3,239	(9,668)	(35,833)	-	(2,557)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	APSA		IRSA (i)		Brasilagro
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash flow from operating activities
Net cash generated from operating activities	203,814	169,932	61,749	38,132	96,001	23,085
Cash flow from investing activities
Net cash generated from (used in) investing activities	(159,403)	(28,214)	63,103	(80,093)	(115,586)	(22,953)
Cash flow from financing activities
Net cash generated from (used in) financing activities	(47,991)	(74,708)	(86,434)	4,727	(11,377)	(22,952)
Net increase / (decrease) in cash and cash equivalents	22,351	65,593	38,418	(37,234)	(30,962)	(22,820)
Cash and cash equivalents at beginning of period	102,698	145,552	76,872	45,162	204,044	357,023
Cash and cash equivalents at end of period	97,643	212,562	116,919	7,954	124,449	276,099

(i)  Includes consolidated financial information of APSA.

The information above is the corresponding to balances and transactions before inter-company eliminations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures

As of September  30, 2012 and June 30, 2012, the joint ventures of the Group are Cresca S.A., Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A. The shares in these joint ventures are not publicly traded.

Changes in the Group’s investments in joint ventures for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	260,994	235,365
Acquisition of joint ventures	-	62,486
Capital contribution	7,570	14,461
Disposal of joint ventures	-	(19,448)
Share of profit / (loss)	2,099	(31,586)
Exchange differences	(98)	(284)
End of the period/year	270,565	260,994

9.	Interests in associates

As of September 30, 2012 and June 30, 2012, the associates of the Group are New Lipstick LLC, Rigby 183 LLC, Banco Hipotecario S.A., Tarshop S.A., Agro Uranga S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A., Agro Managers S.A. and Bitania 26 S.A..

The evolution of the Group’s investments in associates for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	1,239,566	1,203,490
Acquisition of associates	-	8,239
Share of profit	13,612	34,382
Exchange differences	343	(3,246)
Dividend payments	(33,813)	(3,299)
End of the period / year	1,219,708	1,239,566

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	3,463,941	3,553,647
Exchange differences	469	-
Additions	39,101	110,611
Reclassifications to property, plant and equipment	4,672	1,873
Disposals	(23,831)	(58,324)
Depreciation charge (a)	(45,241)	(143,866)
End of the period/year	3,439,111	3,463,941

(a)	Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income (Note 28).

The following amounts have been recognized in the statement of income:

	September 30, 2012	September 30, 2011
Rental and service income	435,754	375,999
Direct operating expenses	(203,286)	(173,393)

11.	Poperty, plant and equipment, net

The evolution of the Group’s property, plant and equipment for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	1,872,920	1,976,970
Exchange differences	37,650	(148,144)
Additions	35,944	178,556
Transferences	(4,672)	(1,873)
Disposals	(915)	(62,096)
Depreciation charge (i)	(20,389)	(70,493)
End of the period/year	1,920,538	1,872,920

(i)
For the three-month period ended as of September 30, 2012 and 2011, depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Group Costs“ in the Statement of Income (Note 28).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

The evolution of the Group’s trading property for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	181,001	186,462
Exchange differences	428	-
Additions	1,804	14,714
Disposals	(1,757)	(20,175)
End of the period/year	181,476	181,001

13.	Intangible assets

The evolution of the Group’s intangible assets for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	75,077	80,457
Exchange differences	383	(2,195)
Additions	1,097	4,095
Disposals	-	(6,217)
Amortization charge (i)	(1,663)	(1,063)
End of the period/year	74,894	75,077

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. (Note 28). There were no impairment charges for any of the periods presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

The evolution of the Group’s biological assets for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	363,459	433,103
Increase due to purchases	1,295	18,467
Initial recognition and changes in fair value of biological assets	180,952	667,289
Decrease due to harvest	(149,186)	(613,438)
Decrease due to sales	(17,073)	(128,172)
Decrease due to consumes	(271)	(1,624)
Exchange differences	3,408	(12,166)
End of the period/year	382,584	363,459

Biological assets as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	26,937	25,894	22,269
Breeding cattle	137,310	146,169	171,638
Sugarcane	87,387	96,388	126,867
Others	9,429	9,757	5,090
Non-current biological assets	261,063	278,208	325,864
Current
Cattle for sale	41,097	36,116	44,619
Crops	79,531	48,209	62,109
Others	893	926	511
Current biological assets	121,521	85,251	107,239
Total biological assets	382,584	363,459	433,103

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Inventories

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Crops	125,424	153,516	238,451
Materials	78,029	13,049	111,547
Seeds and fodder	12,190	13,577	8,315
Hotel supplies	5,933	2,654	3,789
Beef	5,402	-	5,898
Others	59,619	70,651	3,268
Current inventories	286,597	253,447	371,268
Total inventories	286,597	253,447	371,268

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables, net

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	49,627	54,548	27,498
Receivables from sale of agriculture products	-	-	3,519
Property sales receivable	31,220	41,587	16,785
Provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables	78,639	93,927	45,594
Prepayments	2,474	3,630	3,114
VAT receivables	53,286	54,065	82,290
Minimum Presumed Income tax (“MPIT”)	166,809	156,892	123,854
Other tax receivables	55,326	51,059	1,067
Guarantee deposits (i)	-	54,843	55,975
Advances for the purchase of interest in associates	23,485	-	18,761
Others	3,338	135	7,964
Non-current other receivables	304,718	320,624	293,025
Related parties (Note 33)	45,378	39,510	22,022
Non-current trade and other receivables	428,735	454,061	360,641
Current
Consumer financing receivables	15,459	15,991	75,117
Leases and services receivable	161,949	183,796	118,870
Receivables from sale of agriculture products and farmlands leases	181,917	178,244	183,099
Receivables from hotel operations	14,355	14,106	9,954
Deferred checks received	137,816	136,118	103,631
Notes receivable	6,394	8,361	5,987
Debtors under legal proceedings	49,266	46,530	49,549
Property sales receivable (ii)	16,876	42,098	34,402
Less: provision for impairment of trade receivables	(73,613)	(70,140)	(119,600)
Current trade receivables	510,419	555,104	461,009
Prepayments	72,043	58,906	64,923
VAT receivables	27,197	32,528	67,149
Gross sales tax credit	9,920	10,334	8,263
Income tax credit	16,171	28,604	75,890
Minimum Presumed Income tax (MPIT)	59	158	226
Other tax receivables	26,759	13,305	-
Loans granted	3,978	6,164	-
Expenses and services to recover	6,791	8,610	-
Suppliers advances	165,641	107,236	24,720
Guarantee deposits	-	9,789	633
Dividends received	4,728	3,442	-
Others	19,317	23,949	16,763
Less: provision for impairment of other receivables	(112)	(132)	(92)
Current other receivables	352,492	302,893	258,475
Related parties (Note 33)	96,234	30,067	36,058
Current trade and other receivables	959,145	888,064	755,542
Total trade and other receivables	1,364,395	1,342,125	1,116,401

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables, net (Continued)

(i)	Guarantee deposits relate to certain long-term loans incurred by Brasilagro.

(ii)	Property sales receivables primarily comprise trading properties and investment properties.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	(72,480)	(121,900)
Charge of the period	(7,007)	(19,117)
Unused amounts reversed	2,473	8,590
Used during the period/year	137	58,916
Receivables written off	1,031	1,031
Exchange differences	(87)	-
End of the period / year	(75,933)	(72,480)

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Financial assets at fair value through profit or loss

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT (i)	68,296	65,131	68,657
Investment in equity securities in Hersha (ii)	370,676	432,771	355,942
Preferred shares of Supertel (iii)	135,748	117,488	-
Ordinary shares of Supertel (iii)	463	-	-
Other equity securities in public companies	87	10,375	1,553
Don Mario S.G.R.	10,345	-	-
Mutual funds	54,615	-	-
Shares	1,065	918	-
Non-current portion	641,295	626,683	426,152
Current
Mutual funds	143,586	59,889	59,064
Dolphin Fund PLC (Note 33)	41,000	-	-
Mortgage bonds	509	-	-
Other equity securities in public companies	21,352	-	-
Other securities in public companies	688	11,675	2,924
Government bonds	-	505	477
Current portion	207,135	72,069	62,465
Total financial assets at fair value through profit or loss	848,430	698,752	488,617

(i)
On November 4, 2010, the Group, through APSA, acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, at certain dates in December 2010 and January, April and August 2011, the Group acquired 42,810, 98,000, 876,474 and 262.927 additional TGLT shares for an aggregate of Ps. 56 million. As of June 30, 2012 and 2011, the Group’s interest in TGLT’s Group amounted to 9.25% and 8.87%, respectively.

(ii)
As of June 30, 2012 and July 1, 2011, the balances consists of the Group’s interest in Hersha amounted of 9.13 to 9.18%, respectively. Hersha is a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

(iii)	The balance represents the fair value of Supertel’s preferred shares, acquired in February 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Derivative financial instruments

Group’s derivative financial instruments as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Assets
Non-current
Hersha call option (i)	-	-	60,442
Supertel Warrants (ii)	21,421	18,434	-
Total non-current	21,421	18,434	60,442
Current
Commodities	53,725	1,080	9,878
Foreign-currency contracts	148	540	7,221
Swaps	263	958	1,867
Total current	54,136	2,578	18,966
Total assets	75,557	21,012	79,408

Liabilities
Non-current
Commodities	42,812	22,338	-
Foreign-currency contracts	1,993	521	-
Total non-current	44,805	22,859	-
Current
Commodities	160	59	7,055
Foreign-currency contracts	1,572	18,499	1,298
Total Current	1,732	18,558	8,353
Total liabilities	46,537	41,417	8,353

(i)
As of July 1, 2011, the balance represents a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares of Hersha at an exercise price of US$ 3.00 per share. Also, if starting on August 4, 2011, the quoted market price of Hersha’s share will exceed US$ 5.00 per share during 20 consecutive trading sessions. Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. The Group exercised the option in February, 2012 by issuing 2.5 million of ordinary shares (representing a participation of 1.7%).

(ii)	The balance represents the fair value of Supertel’s warrants, acquired in February 2012.

Additionally, the Group holds certain embedded derivative financial instruments related to borrowings. See Note 23 for further details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2012, June 30, 2012 and July 1, 2012:

	September 30, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	296,620	315,062	186,694
Short-term bank deposits.	88,867	104,077	233,697
Mutual funds.	35,871	52,783	274,161
Total cash and cash equivalents	421,358	471,922	694,552

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2012 and 2011.

	Note	September 30, 2012	September 30, 2011
Profit / (loss) for the period		8,001	(151,274)
Adjustments for:
Income tax expense		13,701	13,999
Depreciation and amortization		67,521	56,189
Gain from disposal of investment property		(29,468)	-
Loss from disposal of farmlands……….………………………………………		-	(27,277)
Loss from disposal of property, plant and equipment……………………….		(239)	(85)
Release of investment property and property, plant and equipment		885	-
Dividends income		(9,917)	(2,807)
Share-based payments		2,763	2,947
(Gain) / Loss from derivative financial instruments (unrealized)		(17,929)	17,996
Changes in fair value of financial assets		1,700	133,973
Interest expense, net		103,221	72,728
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest (unrealized)		41,658	(54,605)
Changes in net realizable value of agricultural produce after harvest		(12,920)	(1,842)
Provisions and allowances		28,245	12,698
Share of (profit)/ loss of associates and joint ventures		(15,711)	21,601
Unrealized foreign exchange loss, net		88,197	62,512
Other finance results		(11,934)	-
Changes in operating assets and liabilities:
(Increase)/ decrease in biological assets		(27,268)	54,167
Decrease in inventories		43,752	60,786
Decrease in trading properties		56	7,737
(Increase) in trade and other receivables		(23,226)	(10,176)
(Increase)/ decrease in derivative financial instruments		(20,622)	40,965
Increase/ (decrease) in trade and other payables		211,038	(3,981)
Decrease in payroll and social security liabilities		(23,684)	(22,711)
Decrease in provisions		(951)	-
Net cash generated from operating activities before income tax paid		416,869	283,540

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2012 and 2011:

	September 30, 2012	September 30, 2011
Equity settled compensation	1,265	-
Transferences of property, plant and equipment to investment property	(6,502)	-
Increase of interest in associates and joint venture by exchange differences on translating foreign operations	10,849	-
Decrease of interest in associates and joint venture through an increase in trade and other receivables	33,813	-
Financed acquisition of property, plant and equipment	-	9,007
Financed acquisition of non-controlling interest	-	8,645
Acquisition of non-controlling interest	333	-
Increase in trade and other receivables through an increase in trade and other payables	803	-
Decrease in biological assets due to harvest	(50,725)	-
Financed sales of property, plant and equipment	125	53,655

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Trade and other payables

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Trade payables	10,465	4	47
Rent payments received in advance	144,761	131,222	122,372
Guarantee deposits	6,295	7,236	3,876
Trade payables	161,521	138,462	126,295
Other tax payables	24,362	21,099	23,435
Shareholders´ personal tax payable	1,705	-	-
Other income to be accrued	8,837	8,903	-
MPIT	6,761	-	-
Others	276	315	5,976
Non-current other payables	41,941	30,317	29,411
Related parties (Note 33)	9,507	81	20
Non-current trade and other payables	212,969	168,860	155,726
Current
Trade payables	196,503	131,994	121,918
Accruals	120,734	99,468	115,626
Rent and services payments received in advance	257,828	55,290	203,769
Current trade payables	575,065	286,752	441,313
Withholding tax	22,626	11,866	17,826
Rent and service payments received in advance	2,348	21,941	16,004
Advances from customers	16,497	-	-
VAT payables	22,687	26,371	21,642
Gross sales tax payable	2,049	4,365	2,889
MPIT	2,373	9,851	7,636
Other tax payables	10,565	9,450	4,048
Tenant deposits	3,456	8,940	3,978
Deferred revenue	710	135,364	1,075
Rent to be accrued	4,664	-	-
Dividends payable		34,724	5
Tax amnesty plan for payable taxes	5,006	5,002	3,343
Shareholders´ personal tax payable	6,232	-	4,276
Others	5,782	5,642	8,098
Current other payables	104,995	273,516	90,820
Related parties (Note 33)	33,437	36,274	56,178
Current trade and other payables	713,497	596,542	588,311
Total trade and other payables	926,466	765,402	744,037

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Payroll and social security liabilities

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Others	671	783	635
Non-current payroll and social security liabilities	671	783	635
Current
Provision for vacation and bonuses	45,382	86,243	65,285
Social security payable	31,446	13,346	12,763
Salaries payable	2,848	2,869	1,367
Others	3,071	1,461	1,670
Current payroll and social security liabilities	82,747	103,919	81,085
Total payroll and social security liabilities	83,418	104,702	81,720

22.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Others	Total
At July 1, 2011	19,591	670	393	20,654
Additions	12,690	1,697	90	14,477
Used during year	(8,183)	(797)	(126)	(9,106)
Exchange difference	464	-	-	464
At June 30, 2012	24,562	1,570	357	26,489
Additions	6,748	163	9	6,920
Used during year	(3,322)	(205)	-	(3,527)
Exchange difference	110	-	-	110
At September 30, 2012	28,098	1,528	366	29,992

The analysis of total provisions is as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current	22,878	22,553	14,939
Current	7,114	3,935	5,715
	29,992	26,488	20,654

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings

						Book value
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in millions)	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	106.9	-	-	70,927
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	-	-	99,286
CRESUD NCN Class VII due 2013	Unsecured	US$	Floating	Premium	2.1	-	-	8,209
Embedded derivative on Cresud Class VII						-	-	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	280,340	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	161	50,507	100,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	144,447	138,474	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	141,695	-	-
CRESUD NCN Class XI due 2015 (iii)	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	58,903	58,908	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.80%	150	684,888	665,257	599,565
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	676,389	661,077	598,116
IRSA NCN Class III due 2020	Unsecured	Ps.	Floating	Badlar + 249 Basic Points		-	51,032	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	34	79,392	114,665	-
APSA CN due 2014	Unsecured	US$	Fixed	10.00%	50	38	38	4,640
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%	120	491,351	471,750	421,498
Long term loans	Unsecured	US$	Floating	Libor + 300 Basic Points or 6% (the biggest)	11	-	58,683	27,525
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 y 5.5 to 10	-	24,313	29,617	40,645
Long term loans	Secured	Rs.	Fixed	7.23%	-	97,380	85,235	105,297
Other long term loans						63,634	-	-
Seller financing	Secured	US$	Fixed	3.50% and 5.00%		53,149	-	-
Seller financing	Unsecured	US$	Fixed			-	1,530	-
Seller financing	Unsecured	US$	Floating			1,401	-	-
Seller financing	Secured	US$	Fixed	3.5%	2.7	12,675	62,765	62,019
Finance lease obligations	Secured	US$	Fixed	7.75%		380	528	-
Non-current borrowings						2,860,882	2,770,087	2,056,244

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currecy	Fixed / floating	Effective interest rate %	Nominal value (in millions)	September 30, 2012	June 30, 2012	July 1, 2012
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 Basic Points	35.6	9,674	-	36,314
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,503
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	106.9	35,840	70,564	36,177
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	76,002	109,150	33,427
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4% + Premium Factor	2.1	-	9,260	21
Embedded derivative on Cresud Class VII						-	64	-
CRESUD ON Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	-	4,966	-
CRESUD ON Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	161	100,310	49,756	-
CRESUD ON Class X due 2014(vi)	Unsecured	US$	Fixed	7.75%	31.5	-	(375)	-
CRESUD ON Class XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	-	(267)	-
IRSA ON Class I due 2017	Unsecured	US$	Fixed	8.80%		9,107	23,175	20,960
IRSA ON Class II due 2020	Unsecured	US$	Fixed	11.50%		15,050	34,004	30,800
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 Basic Points		155,443	102,888	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%		79,751	38,278	-
APSA NCN due 2014	Unsecured	US$	Fixed	10.00%		-	1	3
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%		14,515	4,554	4,490
APSA NCN Class II due 2012	Unsecured	Ps.	Fixed	11%		-	-	28,879
Bank overdrafts	Unsecured	Ps.	Fixed	11%		256,299	133,064	684,083
Bank overdrafts	Unsecured	US$	Fixed	15.85%		-	92,786	3,605
Short term loans	Unsecured	Ps.	Floating	Priv. Banks + 400 Basic Points	2	-	43,489	26,093
Short term loans	Unsecured	US$	Fixed	3.75%	26.14	186,292	119,716	241,301
Short term loans	Unsecured	US$	Floating	Libor + 300 Basic Points or 6% (the biggest)	11.4	-	90,393	-
Short term loans	Unsecured	Rs.	Floating	3.10%	64.2	76,051	65,903	58,571
Short term loans	Unsecured	Rs.	Fixed	7.23%		14,557
Short term loans	Secured	US$	Fixed			-	2,779	-
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	-	24,496	8,048
Short term loans	Secured	Rs.	Floating	-	5.8	-	6,034	-
Other short term loans						58,047
Seller financing	Unsecured	US$	Fixed			-	18,743	8,900
Seller financing	Secured	US$	Fixed	3.5%		10,892	32,122	51,197
Seller financing	Secured	Rs.	Floating			96,911
Seller financing	Unsecured	Rs.	Floating		91.5	-	91,487	151,431
Finance lease obligations	Secured	US$	Fixed	7.5%	-	921	1,094	-
Current borrowings						1,195,662	1,187,082	1,479,803
Total borrowings						4,056,544	3.957.169	3.536.047

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Taxation

The details of the provision for the Group’s income tax are as follows:

	September 30, 2012	September 30, 2011
Current income tax	(69,208)	(55,395)
Deferred income tax	55,617	41,509
Income tax	(110)	(113)
Income tax expense	(13,701)	(13,999)

The gross movement on the deferred income tax account is as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	(549,337)	(746,027)
Exchange differences	8,388	63,582
Charged / (Credited) to the statement of income	55,617	133,108
End of the period/year	(485,332)	(549,337)

The Group did not recognize deferred income tax assets of Ps. 10.9 million and Ps. 10.3 million as of September 30, 2012 and June 30, 2012, respectively, in respect of losses amounting to Ps. 31.2 million and Ps. 10.3 million, respectively, that can be carried forward against future taxable income. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Current and deferred income tax (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2012	September 30, 2011
Tax calculated at the tax rates applicable to profits in the respective countries	7,596	(48,046)
Non-deductible items:
Share of (loss)/profit of associates and joint ventures	(5,499)	7,561
Others	11,604	54,484
Income tax expense	13,701	13,999

25.	Dividends

Cash dividends in respect of the year ended as of June 30, 2012 amounted to Ps. 120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Revenues

	September 30, 2012				September 30, 2011
	Urban properties and investments	Agriculture	Agroindustrial	Total	Urban properties and investments	Agriculture	Agroindustrial	Total
Trading properties	7,624	-	-	7,624	29,763	-	-	29,763
Crops	-	123,680	-	123,680	-	138,883	-	138,883
Cattle	-	18,284		18,284	-	22,997	-	22,997
Dairy	-	7,555	-	7,555	-	6,584	-	6,584
Sugarcane	-	42,181	-	42,181	-	56,523	-	56,523
Supplies	-	-	-	-	-	9,499	-	9,499
Beef	-	-	18,338	18,338	-	-	42,940	42,940
Other agriculture products	-	41,790	-	41,790	-	10,627	-	10,627
Agriculture products and services income	7,624	233,490	18,338	259,452	29,763	245,113	42,940	317,816
Base rent	180,792	6,073	-	186,865	146,657	4,456	-	151,113
Contingent rent	55,668	-	-	55,668	52,667	-	-	52,667
Admission rights	24,232	-	-	24,232	19,934	-	-	19,934
Parking fees	15,090	-	-	15,090	10,901	-	-	10,901
Committed	8,888	-	-	8,888	9,714	-	-	9,714
Property management fee	8,255	-	-	8,255	3,759	-	-	3,759
Expenses and Collective Promotion Funds	130,243	-	-	130,243	111,957	-	-	111,957
Flattening of tiered lease payments	(22)	-	-	(22)	3,892	-	-	3,892
Others	847	-	-	847	576	-	-	576
Agricultural services	-	511	521	1,032	-	1,730	800	2,530
Advertising and brokerage fees	-	7,616	-	7,616	-	7,087	-	7,087
Rental and service income	423,993	14,200	521	438,714	360,057	13,273	800	374,130
Other revenue:
Consumer financing	693	-	-	693	2,065	-	-	2,065
Hotel operations	53,793	-	-	53,793	39,556	-	-	39,556
Others	2	572	6	580	-	-	-	-
Total group revenue	486,105	248,262	18,865	753,232	431,441	258,386	43,740	733,567

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Costs

	September 30, 2012				September 30, 2011
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of rental and services	201,928	1,821	-	203,749	170,151	-	-	170,151
Other operative costs	-	1,646	-	1,646	-	-	-	-
Cost of property operations	201,928	3,467	-	205,395	170,151	-	-	170,151
Crops	-	202,867	-	202,867	-	190,498	-	190,498
Cattle	-	31,141	77	31,218	-	31,500	-	31,500
Dairy	-	16,141	-	16,141	-	13,086	-	13,086
Sugarcane	-	77,400	-	77,400	-	89,126	-	89,126
Supplies	-	8,581	-	8,581	-	8,490	-	8,490
Beef	-	-	20,014	20,014	-	-	44,937	44,937
Other agriculture products	-	22,290	-	22,290	-	8,907	-	8,907
Agriculture services	-	-	1,404	1,404	-	415	3,671	4,086
Brokerage costs	-	5,053	-	5,053	-	4,514	-	4,514
Cost of agricultural sales and services	-	363,473	21,495	384,968	-	346,536	48,608	395,144
Cost of sale of trading properties	3,288	-	-	3,288	9,789	-	-	9,789
Cost from hotel operations	40,317	-	-	40,317	25,316	-	-	25,316
Consumer financing costs	-	-	-	-	781	-	-	781
Total group costs	245,533	366,940	21,495	633,968	206,037	346,536	48,608	601,181

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature

For the three-months period ended as of September 30, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	10,378	277	226	498	136	33	372	287	12,207
Depreciation and amortization	45,248	11,990	1,301	-	3,304	884	4,724	70	67,521
Provision for impairment of receivables	-	-	-	-	-	-	-	2,944	2,944
Advertising, publicity and other selling expenses	18,907	427	37	-	993	2	31	5,196	25,593
Taxes, rates and contributions	13,632	357	683	300	73	69	1,444	16,270	32,828
Maintenance and repairs	50,453	1,093	4,143	510	6,085	617	2,858	24,502	90,261
Fees and payments for services	6,849	20,959	1,066	19	178	33	10,855	956	40,915
Director´s fees	-	-	-	-	-	-	14,274	-	14,274
Salaries and social security expenses	53,737	13,026	8,131	62	22,048	1,222	34,768	4,828	137,822
Cost of sale of properties	-	-	-	1,890	-	-	-	-	1,890
Food, beverage and lodging expenses	-	-	-	-	7,365	-	589	155	8,109
Changes in biological assets and agricultural produce	-	240,260	4,396	-	-	-	-	-	244,656
Others	2,724	14,192	62,404	9	135	607	6,960	5,219	92,250
Total expenses by nature	201,928	302,581	82,387	3,288	40,317	3,467	76,875	60,427	771,270

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the three-months period ended as of September 30, 2011:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	41,928	12,089	6,774	21	11,457	14	26,532	4,479	103,294
Director´s fees	-	-	-	-	-	-	12,361	-	12,361
Fees and payments for services	4,264	862	187	71	712	521	9,363	1,418	17,398
Maintenance and repairs	40,751	94,910	1,943	462	5,468	170	2,345	19,606	165,655
Depreciation and amortization	41,059	9,826	365	-	2,515	14	2,181	35	55,995
Taxes, rates and contributions	11,646	1,000	1,312	311	40	62	1,800	15,630	31,801
Freights	-	-	11	-	-	-	-	2,856	2,867
Leases, services charges and vacant property costs	8,896	673	5	597	104	-	535	250	11,060
Cost of sale of trading properties	-	-	-	8,323	-	-	-	-	8,323
Cost of sale of properties and agriculture products	-	224,910	-	-	-	-	-	-	224,910
Provision for impairment of receivables	-	-	-	-	-	-	-	(1,719)	(1,719)
Advertising	20,497	466	37,798	-	786	-	-	4,993	64,540
Food, beverage and other lodging expenses	-	-	-	-	4,112	-	741	173	5,026
Others	1,110	1,800	213	4	122	-	6,750	398	10,397
Total expenses by nature	170,151	346,536	48,608	9,789	25,316	781	62,608	48,119	711,908

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee costs

	September 30, 2012	September 30, 2011
Salaries, bonuses and social security costs	120,045	99,051
Equity settled compensation	2,763	2,946
Pension costs – defined contribution plans	388	1,297
	123,196	103,294

30.	Other operating results, net

	September 30, 2012	September 30, 2011
Loss / (gain) from commodity derivative financial instruments	(24,615)	17,809
Gain from disposal of other property items	239	-
Tax on personal assets	(4,248)	(3,514)
Management fee	249	56
Contingencies	(4,154)	(3,249)
Donations	(1,186)	(2,335)
Project analysis and assessment	(1,615)	(193)
Unrecoverable VAT	(109)	(100)
Others	(1,385)	3,003
Total other operating (expenses) income, net	(36,824)	11,477

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Financial results, net

	September 30, 2012	September 30, 2011
Finance income:
- Interest income	12,171	11,697
- Foreign exchange gains, net	48,734	10,405
- Dividends income	9,917	-
- Gain from derivative financial instruments (except commodities)	-	854
- Fair value gains of financial assets at fair value through profit or loss	18,952	4,432
- Gain from repurchase on Non-convertible Notes	42	-
- Others	(414)	-
Finance income	89,402	27,388

Finance costs:
- Interest expense	(115,392)	(88,053)
- Foreign exchange losses, net	(111,703)	(56,969)
- Fair value losses on embedded derivatives relating to borrowings	(136)
- Fair value losses of financial assets at fair value through profit or loss	(15,605)	(23,364)
- Loss for disposal of financial assets at fair value through profit or loss	(987)
- Loss from derivative financial instruments (except commodities)	(2,400)	(163,139)
- Other financial costs	(13,678)	(10,194)
Finance costs	(259,901)	(341,719)
Total financial results, net	(170.499)	(314.331)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Shared-based payments

Established by the Group and subsidiaries

Equity Incentive Plan

The Group incurred in a charge of Ps. 2.3 million and Ps. 2.3 million for the three-months period ended September 30, 2012 and 2011, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were detailed as follows:

	September 30, 2012	June 30, 2012
A the beginning (1)	1,671,667	-
Granted	-	1,671,667
Exercised	-	-
Expired	-	-
At the end	1,671,667	1,671,667
(1) It is no defined the number of shares for the plan for the year 2011/2012, yet.

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the three-month period ended September 30, 2012, the Group incurred in a charge of Ps. 0.5 million and Ps. 0.7 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding under the Brasilagro Stock Option Plan were as follows:

	September 30, 2012	June 30, 2012
A the beginning	370,007	370,007
Granted	-	-
Exercised	-	-
Expired	-	-
At the end	370,007	370,007

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions

The following is a summary of the balances with related parties as of September 30, 2012:

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	-	2,461	-	(25)	-	-
Estudio Zang, Bergel & Viñes	(2)	Legal services	-	-	1	-	(423)	-	-
		Reimbursement of expenses	-	-	-	-	(38)	-	-
		Advances	-	-	125	-	-	-	-
		Reimbursement of expenses	-	-	-	-	(5)	-	-
		Other payables	-	-	-	-	(5)	-	-
		Legal fees	-	-	-	-	(867)	-	-
		Legal services	-	-	252	-	(161)	-	-
Fundación IRSA	(3)	Reimbursement of expenses	-	-	47	-	(2)	-	-
		Donations	-	-	-	-	(1,073)	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	614	-	(18)	-	-
		Leases	-	-	600	-	-	-	-
Agro-Uranga S.A.	(5)	Dividends receivable	-	-	46	-	-	-	-
		Advances	-	-	-	-	(154)	-	-
		Others	-	-	-	-	(88)	-	-
		Purchase of goods	-	-	-	-	(67)	-	-
Directors		Reimbursement of expenses	-	-	76	-	-	-	-
		Fees provision	-	-	-	(387)	(168)	-	-
		Reimbursement of expenses	-	-	157	-	-	-	-
		Fees	-	-	18,580	(9,100)	(24,370)	-	-
		CN APSA due 2014	-	-	-	-	-	(5)	-
		Guarantee deposits	-	-	-	(20)	-	-	-
		Others	-	-	-	-	(26)	-	-
Inversiones Financieras del Sur S.A.	(6)	Borrowings	-	-	29,056	-	3	-
Banco Hipotecario S.A.	(7)	Reimbursement of expenses	-	-	297	-	(255)	-	-
		Dividends	-	-	30,481	-	-	-	-
		Leases	-	-	10	-	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Cyrsa S.A.	(8)	Reimbursement of expenses	-	-	1,246	-	(277)	-	-
		Borrowings	-	-	-	-	-	-	(49,040)
		Others	-	-	1	-	-	-	-
Cresca S.A.	(10)	Loans granted	-	37,881	-	-	-	-	-
		Fees	-	-	624	-	-	-	-
		Reimbursement of expenses	-	13	36	-	(84)	-	-
		Interests	-	6,551	-	-	-	-
Tarshop S.A.	(5)	Reimbursement of expenses	-	-	36	-	-	-	-
		Reimbursement of expenses	-	-	1,676	-	-	-	-
		Loans	-	-	1	-	-	-	-
		Cheks to be deposited	-	-	226	-	-	-	-
Quality Invest S.A.	(9)	Reimbursement of expenses	-	-	6	-	-	-	-
		Management fee	-	-	-	-	(49)	-	-
New Lipstick LLC	(5)	Reimbursement of expenses	-	-	1,322	-	-	-	-
Lipstick Management LLC	(5)	Reimbursement of expenses	-	-	442	-	-	-	-
IRSA Developments LP	(5)	Reimbursement of expenses	-	-	9	-	-	-	-
		Capital contributions	-	-	-	-	(5)	-	-
Elsztain Managing Partners Ltd.	(12)	Management fees	-	-	-	-	(26)	-	-
Elsztain Managing Partners Master		Capital reductions	-	-	-	-	(1,941)	-	-
Agro Managers S.A.	(5)	Borrowings	-	-	317	-	-	-	-
		Reimbursement of expenses	-	-	18	-	-	-	-
		Others	-	-	70	-	-	-	-
Ordinary Shareholders		Dividends	-	-	-	-	(3,111)	-	-
Manibil S.A.	(5)	Dividends	-	-	3,332	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(10)	Reimbursement of expenses	-	-	326	-	(202)	-	-
		Management fee	-	-	25	-	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.           Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Canteras Natal Crespo S.A.	(10)	Management fee	-	-	513	-	-	-	-
		Borrowings	-	-	90	-	-	-	-
		Reimbursement of expenses	-	-	459	-	-	-	-
Baicom Networks S.A.	(10)	Reimbursement of expenses	-	-	148	-	-	-	-
		Management fee	-	-	38	-	-	-	-
		Borrowings	-	933	-	-	-	-	-
Puerto Retiro S.A.	(10)	Reimbursement of expenses	-	-	152	-	-	-	-
		Borrowings	-	-	2,187
		Capital contributions	-	-	101	-	-	-	-
ECIPSA Holding S.A.	(10)	Reimbursement of expenses	-	-	12	-	-	-	-
Military .S.A	(10)	Reimbursement of expenses	-	-	18	-	-	-	-
Dolphin Fund PLC	(13)	Shares/Mutual funds	41,000
Total			41,000	45,378	96,234	(9,507)	(33,437)	(5)	(49,040)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2012:

Related party	Reference	Leases	Fees	Income/expenses of shared services	Rent Expenses	Administrative / legal services	Interest income / (expenses)	Others
Consultores Asset Management S.A. (CAMSA)	(1)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	281	-	-	(2,026)	-	-
Fundación IRSA	(3)	-	-	-	-	-	-	(1,662)
Museo de los Niños	(4)	-	-	-	-	-	-	-
Agro-Uranga S.A.	(5)	-	-	-	-	(488)	-	-
Personnel		-	-	-	-	-	(392)	-
Directors		-	(6,699)	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	-	(758)	-
Banco Hipotecario S.A.	(7)	-	-	-	-	-	-	-
Cyrsa S.A.	(8)	6	-	-	-	-	-	-
Tarshop S.A.	(5)	1,915	76	-	-	-	-	-
Cresca S.A.	(10)	-	(492)	-	-	-	1,031	-
Quality Invest S.A.	(9)	-	54	-	-	-	-	-
Baicom Networks S.A.	(10)	-	-	3	-	-	22	-
Puerto Retiro S.A.	(10)	-	-	-	-	-	(82)	-
Real Estate Strategies LP	(5)	-	-	-	-	-	-	-
Canteras Natal Crespo S.A.	(10)	-	36	-	-	-	4	-
Total		1,921	(6,744)	3	-	(2,514)	(175)	(1,662)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2011:

Related parties	Reference	Leases	Fees	Income/expenses of shared services	Rent Expenses	Administrative / legal services	Interest income / (expenses)	Others
Consultores Asset Management S.A. (CAMSA)	(1)	-	(116)	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	(1,483)	-	-	-	-	-
Fundación IRSA	(3)	-	-	-	-	-	-	(906)
Museo de los Niños	(4)	-	-	-	-	-	-	-
Agro-Uranga S.A.	(5)	-	-	-	-	-	-	356
Personnel Loans		-	-	-	-	-	73	-
Directors		-	(7,425)	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	-	346	-
Cyrsa S.A.	(8)	1	-	-	-	-	-	-
Tarshop S.A.	(5)	1,201	-	110	-	-	-	-
Cresca S.A.	(10)	-	-	-	-	96	1	-
Quality Invest S.A.	(9)	-	-	-	-	-	-	-
Puerto Retiro .S.A.	(10)	-	-	-	-	-	-	-
Baicom Networks S.A.	(10)	-	-	-	-	-	-	-
Real Estate Strategies LP	(5)	-	-	-	-	-	-	-
Canteras Natal Crespo S.A.	(10)	-	-	12	-	-	1	-
Total		1,202	(9,024)	122	-	96	421	(550)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Group. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Group contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.

(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)
Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños Abasto” and “Museo de los Niños Rosario”, which are interactive learning centers for both children and adults.

(5)	Group’s associate.

(6)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Group entered into a securities loan agreement with IFISA, which granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps. 1.0 per share of IRSA. This loan does not imply the transfer of any voting nor economic right related to the GDRs, which will be held by Cresud. Regarding voting rights, the parties agreed that the Group will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points, and is payable in September 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

(7)
The Group’s subsidiary, IRSA, holds an equity interest of 30.51% in BHSA. In the ordinary course of business, IRSA may acquire additional shares of BHSA held by the public or shareholders of the Group such as IFISA.

(8)
Cyrsa S.A. (“Cyrsa”) is a joint venture between IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

Cresca S.A. (“Cresca”) is a joint venture between the Company and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. The Company provides agricultural advisory services to Cresca under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows: by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs.

In addition, Cresca entered into an agreement with the Group, which is payable at January, 2014 and bear a fixed interest rate of 12% per annum.

(9)
Quality Invest S.A. is a joint venture between the Company and Efesul S.A. (“Efesul”). The Company’s principal asset is the industrial plant owned by Nobleza Piccardo SAIC ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses.

(10)	Group’s joint venture.

(11)	A company whose directors are shareholders of Cresud.

(12)
The Group leases a farm, which has an extension of 12,227 has located in the Province of Córdoba from Isaac Elsztain e Hijos S.C.A., pursuant to a lease agreement executed in July, 2008. This lease agreement has a term of 3 years and an option to extend the lease for three additional years. The rent to be paid is the equivalent in Pesos of 1 kg. of beef cattle per hectare. The price of the beef cattle will be set, considering the price per kilo of beef quoted the Saturday before of the payment date on “La Nación” newspaper.

(13)
Since 1996 the Group has been investing Dolphin Fund PLC, a mutual fund related to the Group’s President. The investment is booked as financial assets at fair value through profit or loss. As of September 30, 2012 the Group’s investments in participating units of Dolphin Fund PLC amounts to Ps. 41 million. During October 2012 additional investment has been done for a total amount of US$ 20 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Subsequent events

Sale of a field

On October 11, 2012 Brasilagro announced an agreement for the sale of Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, for a total amount of Ps. 170.2 million. Following a down payment of Ps. 2.27 million already made, the remaining balance is payable in two installments: Ps. 59 million due in October 2012 and Ps. 108.9 million due upon execution of the title conveyance deed, which is expected to take place in  January 2013. The Horizontina field has an area of 14,359 hectares and was acquired on March 10, 2010 by Ceibo Bienes Raíces, the subsidiary in US for a total amount of Ps. 86 million. Before the acquisition, 2,100 hectares of the country field were used for cultivation of cereal. Until September 30, 2012, the Company invested Ps. 22.7 million (net of accumulated depreciation) in infrastructure improvements. During the planting season 2011/2012, 4,319 hectares were planted with soybean and 2,095 with maize. The sale commission was Ps. 4.5 million and sales taxes amounted to Ps. 11.3 million; net proceeds from the sale less commissions, expenses and taxes amounted to Ps. 43.1 million.

Going Public - New York Stock Exchange

On October 24, 2012 Brasilagro informed its shareholders that it is planning to list its shares in the US Stock Exchange by issuing ADRs (American Depositary Receipts). This process was commenced on November 8, 2012.

APSA

On November 14, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for Ps. 118,000. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1.	Basis of preparation

(a)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according to the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property, hotels and agricultural operations are 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group’s trading properties depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as trading properties are realized and settled in several years, ranging between two and three years or, in exceptional cases, even longed. As such, for purposes of classification, the Group has assumed the operating cycle of trading properties to be 12 months.

All other assets and liabilities are classified as non-current assets or non-current liabilities.  Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities as non-current.

(b)	Presentation currency

The Unaudited Consolidated Financial Statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘Rs.’ are to Brazilian Reais.

(c) Fiscal and harvest year-end

The fiscal year begins on July 1 and ends on June 30 of the following year. However, the Group’s agricultural production is based on the harvest year for crops. A harvest year varies by plant according to the climate in which it is grown. Due to the geographic diversity of the farms, the planting period for a given plant may start earlier on one farm than on another, causing differences in their respective harvesting periods. The financial results are presented on a fiscal year basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(d) Accounting conventions

The Unaudited Consolidated Financial Statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest measured at fair value less costs to sell, and agricultural produce after harvest measured at net realizable value.

(e)  Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are routinely sold in the ordinary course of business.

(f) Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

1.2	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and IFRIC and although they are not effective they have been adopted early by the Group in these Unaudited Consolidated Financial Statements:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the ‘at amortized cost’ category, to be ‘at fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.

The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. Only dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9 These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group has adopted IFRS 9 from June 30, 2013, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. The Group’s management has assessed the financial assets and liabilities held by the Group at the date of transition (July 1, 2011).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

 IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 12 “Disclosure of Interests in Other Entities”

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

IAS 27 (revised) “Separate Financial Statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on Separate Financial Statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Associates and joint ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July, 2011.

Amendment to IFRS 1: First-time adoption of International Financial Reporting Standards’

On May 17, 2012, the IASB issued an amendment to IFRS 1 "First-time adoption of International Financial Reporting Standards" as part of its 2009-2011 cycles of annual improvements. The amendment clarifies that the entity may choose to adopt IAS 23 “Borrowing Costs” whether as from the date of transition or an earlier date. As from the date the entity adopts IAS 23, interest costs pursuant to the Argentine GAAP are not reclassified. The amendment is applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

1.3.	Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business Combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of income as “Bargain purchases gains ”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have different year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Name of the entity	Place of business / country of incorporation	Main activities (**)	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%	-
Agrotech S.A.	Argentina	Investment	100.00%	-
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.64%	60.36%
Cactus Argentina S.A.	Argentina	Agro-industrial	100.00%	-
Futuros y Opciones.Com S.A.	Argentina	Brokerage	65.85%	34.15%
Helmir S.A.	Uruguay	Investment	100.00%	-
IRSA	Argentina	Real State	64.20%	35.8%
Northagro S.A.	Argentina	Investment	100.00%	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-
Pluriagro S.A.	Argentina	Investment	100.00%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-
Interest indirectly held through IRSA:
APSA	Argentina	Real State	59.99%	40.01%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	59.99%	40.01%
Emprendimiento Recoleta S.A.	Argentina	Real State	32.20%	67.80%
Fibesa S.A.	Argentina	Real State	59.99%	40.01%
Hoteles Argentinos S.A.	Argentina	Hotel	50.58%	49.42%
I Madison LLC	United States	Investment	63.22%	36.78%
Inversora Bolívar S.A.	Argentina	Investment	63.22%	36.78%
IRSA Development LP	United States	Investment	63.22%	36.78%
IRSA International LLC	United States	Investment	63.22%	36.78%
Jiwin S.A.	Uruguay	Investment	63.22%	36.78%
Liveck S.A.	Uruguay	Investment	63.22%	36.78%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	31.61%	68.39%
Nuevas Fronteras S.A.	Argentina	Hotel	48.26%	51.74%
Palermo Invest S.A.	Argentina	Investment	63.22%	36.78%
Real Estate Investment Group LP	Bermudas	Investment	40.47%	59.53%
Real Estate Investment Group II LP	Bermudas	Investment	50.92%	49.08%
Real Estate Strategies LP	Bermudas	Investment	63.22%	36.78%
Ritelco S.A.	Uruguay	Investment	63.22%	36.78%
Shopping Neuquén S.A.	Argentina	Real State	58.87%	41.13%
Solares de Santa María S.A.	Argentina	Real State	63.22%	36.78%
Torodur S.A.	Uruguay	Investment	59.99%	40.01%
Tyrus S.A.	Uruguay	Investment	63.22%	36.78%
Unicity S.A.	Argentina	Investment	63.22%	36.78%
Vista al Muelle S.A.	Uruguay	Real State	56.90%	43.10%
Vanker Hills S.A.	Uruguay	Investment	63.22%	36.78%
Zetol S.A.	Uruguay	Real State	56.90%	43.10%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Name of the entity	Place of business / country of incorporation	Main activities (**)	% of ownership interest held by the Group	& of ownership interest held by the NCI
Interest indirectly held through BrasilAgro:
Araucária Ltda.	Brazil	Agricultural	39.64%	60.36%
Cajueiro Ltda.	Brazil	Agricultural	39.64%	60.36%
Ceibo Ltda.	Brazil	Agricultural	39.64%	60.36%
Cremaq Ltda.	Brazil	Agricultural	39.64%	60.36%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.64%	60.36%
Flamboyant Ltda.	Brazil	Agricultural	39.64%	60.36%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.64%	60.36%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.64%	60.36%
Mogno Ltda.	Brazil	Agricultural	39.64%	60.36%
Interest indirectly held through Cactus S.A.:
Exportaciones Agroindustriales Argentinas S.A.	Argentina	Agro-industrial	100.00%	-
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	65.66%	34.34%

(*)
Companies whose principal activity is “Investment” are substantially holding companies that do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agricolas (“BrasilAgro”) considering their percentage of ownership interest held together with the potential voting rights under the warrants and the Company's rights under the Shareholders' Agreement. See Note 6 for further information regarding to BrasilAgro.

(2)
The Group has consolidated the investment in Llao Llao Resorts S.A. considering their percentage of ownership interest held together with the Company's participation in making decisions as agreed in the shareholders’ agreement.

(**)	Residual activity.

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. IRSA), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. APSA through IRSA).

The total non-controlling interest for the years ended June 30, 2012 is Ps. 2.133 million. The following non-controlling interests are considered material to the Group:

Subsidiary	Equity attributable to NCI for the period
IRSA	948.4
APSA	40.9
BrasilAgro	760.0
Panamerican Mall S.A.	122.9

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 260.4 million. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 6.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gain or loss on disposals of non-controlling interests is also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Associates

Associates are all entities over which the Group has significant influence but not control, representing an interest between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group’s share of post-acquisition profit or loss is recognized in the statement of income, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group recognizes such losses until the carrying amount of the associate reduces to zero, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate’ in the statement of income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant associates are included in Note 8.

 (e) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the statements of income and in other comprehensive income respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to ‘share of profit / (loss) of an associate and joint venture’ in the statement of income.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Summarized financial information and other information for significant joint ventures are included in Note 7.

1.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee of the Group that makes strategic decisions. The operating segments are included in Note 5.

1.5	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Unaudited Consolidated Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(b) Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented net in the statement of income within finance costs and finance income, as appropriate, unless they are capitalized.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that financial position;
(ii)
Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	All resulting exchange differences are recognized in the statement of comprehensive income.

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.6	Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that is not occupied by the companies in the consolidated Group. Properties owned by the Group occupied by associates or joint ventures are accounted for as investment properties in the Unaudited Consolidated Financial Statements. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment properties.

Where a property is being partially occupied by the Group, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is occupied by the Group is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, farmland leased out to third parties, certain property under development and undeveloped land.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, letting fees and in the case of properties under construction, the capitalization of financial costs.

Where the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with direct expenditure on properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization when the costs of replacing the parts are incurred. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the statement of income during the period in which they are incurred.

If an investment property becomes occupied by the Group, it is reclassified as property, plant and equipment at the commencement of such occupation. An item of property occupied by the Group is reclassified to investment property when its use has changed and occupation by the Group ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Shopping centers portfolio	Between 16 and 31 years
Office buildings portfolio	Between 12 and 30 years
Other rental properties portfolio	Between 17 and 55 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 1.10).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out where there is a change of use evidenced by: a) commencement of occupation by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to trading properties; c) the end of owner occupation, where it is transferred from property, plant and equipment to investment property; or d) commencement of an operating lease transactions with a third party, where trading properties is transferred to investment property.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of income and disclosed separately under the line item “Gain from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

1.7	Property, plant and equipment

This category primarily comprises land used for agricultural purposes, buildings or portions of a building used for administrative and corporate purposes, computers, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under property, plant and equipment.

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost of an item of PPE includes its purchase price and any direct attributable costs.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of those parts that are replaced is derecognized. All other repairs and maintenance are charged to the statements of income during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Hotel buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the statement at income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the statements of income.

1.8	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment property” in the statement of financial position. See Note 1.27 for the recognition of rental income. Finance lease – the Group does not have any assets leased out under finance leases.

A Group company is the lessee:

Operating lease – The Group has entered into some operating lease agreements, mainly related to farming activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the harvest year. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the statement of income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Finance lease - leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases (especially computer equipment) Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged to the statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.9	Intangible assets

(a) Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquiree and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquiree; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (See Note 1.10). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures and tested for impairment as part of the overall balances.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c) Rights to use

The Group acquired certain rights to exploit land and facilities. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”) and the “Anta Right Agreement”.

The Arcos land and attached facilities is owned by ADIF, a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos (or "Arches") are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines which were abandoned. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The right of use of the Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

The Anta Right Agreement comprises the right to exploit 132,000 hectares of land for agriculture purposes in the Province of Salta, in Northern Argentina, under an agreement with the Provincial Government expiring on November 2038 with an option to extend it for an additional 29-year period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The right was acquired by the Group in December 2005 and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over 35 years. Under the Anta Right Agreement, the Group must pay to the Province of Salta a fee equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas on an annual basis. The consideration payable shall not be less than 10% of the annual turnover obtained by the development of the premises.

1.10	Impairment of assets

(a) Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the carrying amount of the CGU or groups of CGUs is compared against its recoverable value. Net book value of CGU and group of CGUs include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of its fair value less costs-to-sell and its value-in-use. The fair value is the amount at which a CGU may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or group of CGUs.

(b) Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Assets or CGU that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the CGU since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

1.11	Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

 Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading properties are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.12	Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activity, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services. Inventories primarily comprise harvested agricultural produce and consumable supplies, inventories from hotel properties, and other supplies and materials required to offer different services.

Consumable supplies comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items used in the Group’s farming activities. Harvested agricultural produce comprise harvested crops, sugarcane, milk and raw meat.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

On the other hand, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market for the produce in those countries. Cost is determined using the weighted average cost method.

Consumable supplies and inventories from hotel operations and the rest of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of consumable supplies and hotel inventories is determined using the weighted average cost method, whereas the cost of the hotel inventories is determined using the first in, first out method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are recorded at the cash cost and the difference between that and the actual amount paid is treated as a finance cost.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.13	Biological assets and agriculture produce at the point of harvest

Biological assets comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale or meat production) and other biological assets less significant such as sheep and tree plantations.

The Group distinguishes between consumable and bearer biological assets.

Biological assets principally comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale or meat production) and other non-significant biological assets (like other types of livestock and tree plantations).

The Group distinguishes between consumable and bearer biological assets. Consumable biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. Bearer biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others expenses. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within Group costs in the statement of income (See Note 29). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

The  line item “Cost of sales of biological assets and agricultural produce” within Group costs in the statement of income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable (See Note 1.12), or biological assets valued at fair value less costs to sell.

The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current market price in the most relevant market.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Biological assets are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes.

In determining the fair value of a biological asset based on the expected net discounted cash flows, the following factors have been taken into account:

(i) The productive life of the asset;

(ii) The period over which the asset will mature;

(iii) The expected future sales price;

(iv) The cost expected to arise throughout the life of the asset; and

(v) A pre-tax nominal discount rate.

Expected future sale prices for all biological assets are determined by reference to observable data in the relevant market. Costs expected to arise throughout the life of the biological assets are estimated based on historical and statistical data.

The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the period in which they are incurred within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on the current market price in the most relevant markets of each product. The gain or loss arising from initial recognition of agricultural produce as a result of harvesting is also recognized in profit or loss in the period in which it arises in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”. Harvested produce is transferred to inventory at their fair value less costs to sell at the point of harvest. See Note 1.12 for measurement of inventories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.14.	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly, the Group classifies its financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment.

Debt investments

(i) Financial assets at amortized cost

A debt investment is classified as “amortized cost” only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

As of June 30, 2012 and July 1, 2011, the Group’s financial assets at amortized cost comprise cash and cash equivalents, trade and other receivables, net and investment in financial assets.

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statement of income.

As of June 30, 2012 and July 1, 2011, the Group’s financial assets at fair value through profit or loss comprise derivative financial instruments, mutual funds, mortgage bonds, government bonds and preferred shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Equity investments

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in the fair value of equity investments through profit or loss.

Changes in fair values and gains or losses from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statements of income.

(b) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or losses are expensed in the statements of income.

A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group measures all equity investments, which are not subsidiaries, associate companies and joint venture of the Group, at fair value.

The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

(c) Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that impairment can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statements of income. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized), the reversal of the previously recognized impairment loss is recognized in the consolidated statements of income.

(d) Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used commodity future contracts, put and call options, foreign exchange contracts and interest rate swaps as deemed appropriate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on all other derivatives are classified within “Financial results, net” in the statements of income.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end as each reporting period.

1.16	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the “fixed-for-fixed” requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial instruments: Presentation” and subjects its recognition and measurement to the IFRS 9 “Financial instruments” provisions. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then retranslated at each reporting date using the closing US$/Ps. exchange rate. Changes in the fair value of the embedded derivative are recognized in profit or loss for the period in which they arise under the line item “Financial results, net”.

1.17	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

An impairment provision of doubtful accounts is recorded when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

In the case of larger homogeneous receivables, the impairment provision is calculated on an individual basis. When individually assessed, the Group records an provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment record and, if applicable, the realizable value of any collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies and overall risk ratings, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of external factors.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the statement of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of income.

1.18	Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.19	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for the leases period (which is generally 3 years). The deposits generally equals to one month of lease rentals. In accordance with IFRS 9, such deposits are treated as both a financial assets and a financial liability, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 1.27 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

1.20	Borrowings

Borrowings are recognized initially at fair value, net of costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

1.21	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

In accordance with what we mentioned above, the Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

1.22	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

1.23	Employee benefits

(a) Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense in the statement of income when they are incurred.

(b) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.24	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and APSA have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

The Group’s subsidiary undertaking, Brasilagro, also operates a stock option plan, under which Brasilagro receives services from certain directors and top management. Additionally, BrasilAgro issued warrants as consideration for the services received from its founding shareholders. On the other hand, the Group’s subsidiary undertaking Jaborandí S.A. issued warrants in exchange for services received from its shareholders.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

If an equity instrument is cancelled or settled during the vesting period, it is accounted for as an acceleration of vesting, and the amount that otherwise could have been recognized for services received over the remainder of vesting period is recognized immediately in the statement of income. Any payment made by a counterparty due to cancellation or settlement of share-based payment shall be accounted for as a repurchase of equity instruments (that is, it is deducted from shareholders’ equity) unless the payment exceeds the fair value of the repurchased equity instruments measure at the repurchase date.  The excess, if any, is recognized as an expense.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.25	Current and deferred income tax

The Group’s tax expense for the year comprises the charge for tax currently payable and deferred income. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Unaudited Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statement of financial position.

1.26	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

1.27	Revenue recognition

The Group is engaged in diverse operations primarily including agricultural and agro-industrial activities; investment and development properties; and hotel operations. Revenue is measured at the fair value of the consideration received or receivable.

Revenue derived from the sale of goods is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Agricultural and agricultural-related activities of the Group:

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases from farmlands.

The Group recognizes revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection of the relevant receivable is probable and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services is recognized as services are rendered.

The Group also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Investment property activities:

•	Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Lease law” as amended by Law 24,808 “Lease Law”. Under the law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. Cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group analyzed the definition of the lease term in IAS 17, for its cancelable option, and which provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group considered that all of its operating leases should be considered non-cancellable for accounting. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. .. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. Group reached this conclusion based on factors such as (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains), (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping centers with a few or none street stores.

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 12% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance expenses of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases.

Service charge income is presented within rental income and services, separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“FPC”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

Revenue includes income from managed operations such as car parking lots. In addition, revenue includes income from property management fees. Revenue from services and management fees is recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid from tenants.

Rental income from office and other rental properties leased out under operating leases is recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance expenses of the Group’s offices and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the offices and other rental properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are recognized as incurred.

•	Development and sole property activities:

Revenue primarily comprises the proceeds from development and sale of trading properties. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives monetary assets as part of the transactions. The legal title together with all risks and rewards of ownership to the land is transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods to be received (i.e. the residential apartments to be constructed), adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property in the statement of financial position.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the title deeds are transferred to the homebuyer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

On the other hand, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a downpayment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. Revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

•	Hotel operations of the Group:

Revenue from hotel operations primarily comprises room accommodation, catering and other services. Revenue from product sales in hotels are recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenues from sales of services are recognized when the service is rendered. All revenues are recognized on an accruals basis.

1.28	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds from this issuance.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Warrants issued by the Company that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Summary of significant accounting policies (Continued)

1.29	Earnings per share

Basic profit / (loss) per share is calculated by dividing the net profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net profit / (loss) per share is computed by dividing the net profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants in calculating diluted profit / (loss) per share. See Note 33 for details.

1.30	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

The Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Dividends payable, if not forfeited.

2.	Acquisitions and disposals

Acquisition of Associates

Agro Managers S.A.

On March 2, 2012 the Company acquired 46.8% interest in Agro Managers S.A. an Argentine investment company, whose main asset is a 0.24% interest in BrasilAgro, a subsidiary of the Group at a price of US$ 0.5 million, and was paid in cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Bitania 26 S.A.

On December 12, 2011, the Group, through Ritelco S.A., acquired the 49% of the capital stock of Bitania 26 S.A., an Argentine company which owns “Esplendor Savoy” hotel in the city of Rosario, Santa Fe Province. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of Joint Ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (NPSF), an Argentine company which holds the right to use and exploitation a shopping center  located in the province of Santa Fe (“La Ribera Shopping”). The purchase price was US$ 4.5 million payable over equal and consecutive monthly installments as from February, 2013.

Acquisition of non-controlling interest

IRSA

In September 2011, the Company acquired an additional of 5.52 % interest in IRSA for a total amount of Ps. 137.2 million. The carrying value of the non-controlling interest in IRSA on the acquisition date amounted to Ps. 1,166.0 million (which represents an interest of 42.3%). As a result of this transaction, the non-controlling interest was reduced by Ps. 152.1 million and the equity attributable to owners of the parent increased by Ps. 14.9 million. The effect on shareholders’ equity attributable to owners of the Group of this change in the equity interest in IRSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	152.1
Price paid for the non-controlling interest	(137.2)
Reserve created due to the acquisition recognized in the parent’s equity	14.9

APSA

During the fiscal year ended June 30, 2012, the Group acquired an additional 0,038% interest in APSA for a total amount of Ps. 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million. The effect on equity attributable to owners of the parent of this change in the equity interest in APSA is summarized as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Ps.
Carrying value of the equity interests acquired by the Group	0.3
Price paid for the non-controlling interest	(0.7)
Reserve created due to the acquisition recognized in the parent’s equity	(0.4)

Arcos del Gourmet S.A.

On September 7, 2011, the Group, through APSA, acquired an additional 9.41% interest of its subsidiary Arcos for U$ 4.5 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 1.0 million (representing 56.2% of the ownership interest). Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 0.2 million and a decrease in equity attributable to owners of the parent of Ps. 15.8 million. The result of the changes in Arcos’ ownership of equity interest in equity attributable to the to the Group's equity holders during the fiscal year is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	0.2
Price paid for the non-controlling interest	(16.0)
Reserve created due to the acquisition recognized in the parent’s equity	(15.8)

Cactus Argentina S.A.

In December 2011, the Company acquired the remaining 20% in Cactus Argentina S.A. for a total amount of US$ 1.4 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 4.6 million and the equity attributable to owners of the parent decreased by Ps. 10.6 million. The effect on equity attributable to owners of the group of this change in the equity interest in Cactus Argentina S.A. is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	(4.6)
Price paid for the non-controlling interest	(6.0)
Reserve created due to the acquisition recognized in the parent’s equity	(10.6)

Jaborandi Ltda.

On September 22, 2011 the Company amended the bylaws of Jaborandi Ltda. (“Jaborandi”), a subsidiary of the Group, and transferred 1,766,038 shares of stock of Jaborandi to Maeda, non-controlling shareholder of Jaborandi. This transfer increased the non-controlling interest held by the Group in Jaborandi  for an amount of Ps. 2.9 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Purchase of financial assets

Acquisition of preferred shares and warrants of Supertel Hospitalitary Inc. (“Supertel”)

On February, 2012, the Group, through its subsidiary Real Estate Strategies L.P., acquired 3 million of preferred shares and 30 million of Supertel´s warrants for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust that focuses its activity on medium class long-stay hotels and. Supertel owns approximately 101 hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a fixed price of US$ 1 per common share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. Preferred shares grant the Group, the same politic rights as those of Supertel´s common shares.

Warrants grant the Group the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised at the Group’s option, either fully or partially, at any time until February 2017.

As a holder of the preferred shares, the Group has a voting right in Supertel’s Shareholders’ Meetings of approximately 34%. Additionally, the Group is entitled to appoint up to 4 directors, out of a total of 9, and takes part in the decisions made by the Board of Directors of Supertel, as to the acquisition, sale and management of Supertel’s real estate property. However, under no circumstance, can the Group hold an interest in Supertel in excess of 34% and/or exercise voting rights in excess of 34% at any Supertel Shareholders’ Meeting.

Even though the Group exercises material influence on Supertel, neither the Preferred Shares nor the Warrants give the Group access to economic rights associated to Supertel capital stock (the Group does not hold any interest in Supertel capital stock). As a result, the Preferred Shares and the Warrants have been accounted for as financial assets at fair value, with any change charged to income as established by IFRS 9 and IAS 39.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

Upon initial recognition, the consideration paid for the Preferred Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of Ps. 34.3 million.

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10 million to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for small and medium businesses (PYME) and for reactivating national economy. SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for pymes in relation to the loans they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

Significant sale of investment properties

On October 17, 2011, the Group through IRSA sold certain functional units in the real property known as “Libertador 498” in the Autonomous City of Buenos Aires. The total transaction price amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 8.1 million.

On October 25, 2011, the Group through IRSA sold the property “Thames” located in the province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 15.8 million.

Likewise, the Group though IRSA sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. For the sale executed in May 2012, the price was financed with a mortgage loan of US$ 3.3 million repayable in two annual installments and with an annual rate of 8.5%. The transactions described above recorded a profit of Ps. 23.9 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Acquisitions and disposals (Continued)

On May 23, 2012, the Group through IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, the Group through IRSA sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

3.	Financial risk management

Risk management principles and processes

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risk and equity securities price risks, to the extent that these are exposed to general and specific market movements. Management sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign exchange risk

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction cost. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. The agricultural activities of the Group’s subsidiaries are primarily located in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies.  A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Real and the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries.  These transactions are primarily denominated in US dollars. The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

The following table shows the Group US dollar-denominated net carrying amounts of its financial instruments broken down by the functional currencies in which the Company operates. Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The amounts are presented in Argentine Pesos, the presentation currency of the Company:

Net monetary position Liability
Functional currency	June 30, 2012
Argentine Peso	(2,123,972)
Brazilian Reais	(23,003)
Bolivian Peso	(139,018)
Total	(2,285,993)

Based on materiality grounds, the table below shows the Group’s sensitivity to foreign exchange rates on its US dollar-denominated financial instruments. The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would decrease profit before income tax for the year ended June 30, 2012. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income. The amounts are presented in Argentine Pesos.

Decrease in profit before income tax
Functional currency	June 30, 2012
Argentine Peso	212,397
Brazilian Reais	2,300
Bolivian Peso	13,902
Total	228,599

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of changes in the foreign exchange rate on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk:

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2012, the Group has not utilized derivative financial instruments to hedge interest rate risk on investments; however, the Group may employ hedging strategies in the future if deemed appropriate.

As the Group’s investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group’s interest rate risk principally arises from long-term borrowings (Note 21) Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants. During 2012, the Group’s borrowings at variable rate were primarily denominated in US dollars.

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2012 Functional currency
Rate per currency	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	81,768	-	-	-	81,768
Brazilian Reais	-	109,731	-	-	109,731
US Dollar	2,737,269	-	18,734	35,700	2,791,703
Subtotal fixed-rate borrowings	2,819,037	109,731	18,734	35,700	2,983,202
Floating rate:
Argentine Peso	679,071	-	-	-	679,071
Brazilian Reais	-	193,041	-	-	193,041
US Dollar	61,674	-	15,924	22,635	100,233
Subtotal floating rate borrowings	740,745	193,041	15,924	22,635	972,345
Total borrowings as per analysis	3,559,782	302,772	34,658	58,335	3,955,547
Finance leases	1,622	-	-	-	1,622
Total borrowings as per statement of financial position	3,561,404	302,772	34,658	58,335	3,957,169

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2012. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income. The amounts are presented in Argentine Pesos.

	June 30, 2012 Functional currency
Rate per currency	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Floating rate:
Argentine Peso	6.8	-	-	-	6.8
Brazilian Reais	-	1.9	-	-	1.9
US Dollar	0.6	-	0.2	0.2	1
Total effects on Profit before income tax	7.4	1.9	0.2	0.2	9.7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

 This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa. Pursuant to interest rate swaps, the Group agrees to exchange, on specific intervals, the difference between fixed-rate contracts and floating-rate contracts computed on notional amounts agreed upon between the parties. From time to time, the Group may enter into fixed-to-floating interest rate swaps to hedge reasonable interest rate risk where it has taken fixed-rate borrowings. On June 30, 2012, the notional value of interest rate swaps amounted to Ps. 160 million and they are due on December 10, 2012. These agreements were not subject to hedge accounting. On June 30, 2012, the Group recorded an asset in the amount of Ps. 958, related to the estimated fair value of the swaps on that date. The fair value of swaps was calculated using a discounted cash flow analysis. On June 30, 2012, the impact on the fair value of interest rate swaps in the event of a change in interest rates does not materially affect the results of operations or the financial position of the Group.

Commodity price risk and associated derivative financial instruments:

The Group’s agricultural activities expose it to specific financial risks related to commodity prices. Prices for commodities have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agricultural industry.

Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations. The Group uses a variety of commodity-based derivative instruments to manage exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, future contracts and put and call option contracts. Contract positions are designed to ensure that the Group will receive a defined minimum price for certain quantities of its production. The Group combines option contracts with future contracts only as a means of reducing the exposure towards the decrease in commodity prices, as being a producer means that the price is uncertain until the time the products are harvested and sold. The Group manages maximum and minimum prices for each commodity and the idea is to choose the best spot price at which to sell.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group generally covers up to 50% of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, neither does the Group seek a long exposure to derivatives in excess of its actual production output.

The following table shows the outstanding positions for each type of derivative contract at June 30, 2012. The amounts are presented in Argentine Pesos.

	June 30, 2012
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Premium at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	1,100	39	-	-	132
Soybean	11,600	625	-	-	(210)
Wheat	2,100	75	-	-	(53)
Options:
Sell put
Corn	2,540	-	(76)	(59)	17
Purchase put
Corn	2,540	-	160	126	(34)
Soybean	6,800	-	933	686	(247)
Purchase call
Soybean	1,900	-	47	65	18
Total	28,580	739	1,064	818	(377)

The deposits/costs on open futures and options as of June 30, 2012, were Ps. 0.7 million.

The premiums paid for open options as of June 30, 2012, were Ps. 1.1 million.

Gains on commodity-based derivative instruments were Ps. 0.6 million for the year ended June 30, 2012. These gains and losses are included in “Other operating income, net” in the statement of income.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges market.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The following table shows the outstanding positions for each type of derivative contract at June 30, 2012, corresponding to our operations in Brazil; the amounts are presented in Argentine:

Type of derivative contract	Tons	Receivable/ Payable

Futures:
US$	-	540
US$	-	(18,499)

Options:
US$	-	(521)

Commodities
Accumulated soybean	75	(17,203)
Crop futures	-	152
Accumulated Crop	24	(5,135)
Total	99	(40,666)

Other price risk:

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (TGLT, Hersha y Supertel), which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

The table below shows the Group’s sensitivity to equity securities price risk. The Group estimates that, other factors being constant, a 10% decrease in equity quoted prices at year-end would decrease profit before income tax for the years ended June 30, 2012.

Decrease in profit before income tax (in millions )
Company	June 30, 2012
TGLT	6.5
Hersha	46.3
Supertel	15.8
Total	68.6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high quality credit. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk and commodities prices. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. At June 30, 2012, the credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits. The Group’s customers are distinguished between those customers arising out of the investment and development properties activities of the Group from those arising out of its agricultural and agro-industrial operations. These two groups of customers are monitored separately due to their distinct characteristics.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

Real estate activities

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 91.7% and 73% of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the provision for impairment of receivables is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See details in Note 16.

On the other hand, property receivables related to the sale of trading properties represent 4.7% and 9.3% of the Group’s total trade receivables as of June 30, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

Agricultural and agro-industrial activities

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 25% of the Group’s grain production for the years ended June 30, 2012. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2012, more than 25% of the Group’s combined sales of crops in Argentina and Brazil was sold to well-known exporters with high quality standing. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

To date, the grain production in Bolivia has not been significant representing only 5% of the total Group’s crop sales.

The Group concentrates its cattle production in Argentina where it is entirely sold in the domestic market. The main buyers are slaughterhouses and supermarkets and are well dispersed. Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The principal market is the Liniers Meat Market in Buenos Aires, which provides a standard in price formation for the rest of the domestic markets. Live animals are sold by auction on a daily basis in the market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, processing yields influences the final price.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 7.5 million for the year ended June 30, 2012, representing 3% of the Group’s agricultural consolidated revenue for the year (1% of the Group’s total revenues). Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 99.99% of the Group’s total sugar production. Currently, the Group has one farm in Brazil dedicated to sugar production and the entire output is sold to a third-party, ETH Bioenergia S.A. (“ETH”), under an exclusive agreement dated March 2008. ETH is the largest ethanol producer in Brazil. Under the agreement, ETH is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETH at market price. Sales to ETH amounted to Ps. 0.4 million for the year ended June 30, 2012, representing 41% of the Group’s agricultural consolidated revenue for the year. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETH.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 16.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

(c)	Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	597,572	167,116	-	410	1,334	766,432
Borrowings (excluding finance lease liabilities)	1,185,987	686,402	521,527	200,515	2,418,571	5,013,002
Finance leases	1,095	183	137	107	100	1,622
Derivative financial instruments	18,558	22,859	-	-	-	41,417
Total	1,803,212	876,560	521,664	201,032	2,420,005	5,822,473

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	588,311	155,721	-	-	-	744,032
Borrowings	1,479,803	748,377	207,787	380,915	2,412,937	5,229,819
Derivative financial instruments	8,353	-	-	-	-	8,353
Total	2,076,467	904,098	207,787	380,915	2,412,937	5,982,204

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 21. The Group’s equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2012	July 1, 2011
Gearing ratio (i)	45.76%	40.43%
Debt ratio (ii)	71.71%	61.85%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.

(ii)	Calculated as total debt divided by total properties and investments (including trading properties, property investments and farmland). Share of joint ventures is not considered in the calculation.

(e)	Other non-financial risks

Nature risk:

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The occurrence of severe weather conditions or natural disasters may affect the growth of our biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely manner.

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average investment property lot size.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following:  the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, the Group’s inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.
.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

    The Group’s hotel properties face specific risks as well. The success of the Group’s hotel properties will depend, in large part, upon the Group’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Group’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, their profitability depends on (i) the Group’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

4.	Key assumptions and estimates

The Group’s significant accounting policies are stated in Note 1. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

4.1.	Significant judgments, key assumptions and estimates

(a) Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the purchase method. Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

(b) Impairment testing of goodwill and other non-current assets

As of the closing date, the Group reviews the carrying amounts of property, plant and equipment, intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit (“CGU”) to which the asset relates.

Goodwill is not amortized but it is tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable value of an asset or CGU is lower than its carrying value, the carrying value of the asset or CGU is thus written down to its recoverable value. The impairment losses are recognized immediately in the statement of income.

Given the nature of the Group’s assets and activities, most of its individual assets do not generate cash flows independently from the CGU. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test.

Generally, each business center, office building and undeveloped property is generally considered as an independent cash-generating unit As regards, farmlands used to agricultural activities, when farmland is used for single activities (i.e. crops), it is considered as one CGU. But when farmlands are used for more than one activity (i.e. crops and cattle), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing.

There was no indication of impairment for any of the reported years. Therefore, the Group carried out impairment tests only on such CGU to which goodwill was allocated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

The following table shows the amounts of goodwill and non-current assets other than goodwill of the  CGUs where goodwill was allocated at the date of acquisition for each of June 30, 2012 and 2012 and July 1, 2011:

CGU	Country	Segment	Method of valuation	06/30/2012	06/30/2011
Abasto	Argentina	Shopping Centers	Discounted cash flows	3,307	3,307
Alto Palermo	Argentina	Shopping Centers	Discounted cash flows	3,608	3,608
Bouchard 551	Argentina	Offices and other rental properties	Discounted cash flows	2,878	2,878
Torre Bank Boston	Argentina	Offices and other rental properties	Discounted cash flows	4,873	4,873
Museo Renault	Argentina	Offices and other rental properties	Discounted cash flows	-	2,620
Santa María del Plata	Argentina	Sales and development	Comparable market	4,535	4,535
Conil	Argentina	Sales and development	Comparable market	344	344
Jatobá	Brazil	Agriculture	Comparable market	1,650	1,940
Chaparral	Brazil	Agriculture	Comparable market	1,240	1,458
Cremaq	Brazil	Agriculture	Comparable market	1,203	1,411
Araucaria	Brazil	Agriculture	Comparable market	1,834	2,158
				25,472	29,132
Closing value of non-current assets other tan goodwill (i)				1,678,492	1,459,318
Total assets allocated to CGUs				1,703,964	1,488,450

(i)	Non-current assets include investment properties (primarily shopping centers and offices), properties, plant and equipment; intangible assets and net working capital

The Group carried out the impairment test on this CGU on the basis of its fair value less the costs to sell and concluded that no impairment should be recognized on the value of these assets for any of the reported years.

The fair value less the costs to sell of the CGUs in the segments "Business Centers" and "Offices" is assessed by applying the discounted cash flow model. The Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is mandatory according to Resolution No. 576/10 of the Argentine Securities Commission.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

Under the discounted cash flows model, independent appraisers estimate net future cash flows based on the prevailing terms and conditions of rental contracts or otherwise and, where practicable, based on external information, such as, the rent paid in the marketplace for similar property with similar conditions and location. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s property. The amount of net future cash flows was estimated based on the specific features of each property (including but not limited to location, sales, occupation and turnout), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

The valuation of the CGUs included in the segment "Sales and Developments" was determined by applying a sales comparison approach. Under this model, the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

Finally, for the CGUs included in the “Agriculture” business segment, the fair value of farmland is also estimated using the comparative sales method. In these cases, farmland is valued based on its production value, that is, its capacity to produce grains and/or raise cattle, as well as other factors, such as the weather or the geographic location. Farmland is classified in accordance with factors such as texture and quality, yield, topography, rain levels and soil drainage.  Based on the factors listed before, different land classifications are assigned to each rural property in order to ascertain its value. Soil classifications quantify factors that contribute to the agricultural capacity of such soil, and range from the most productive to the least productive soil for agricultural activity. A price is assigned per hectare to each type of soil. This price per hectare is based on a quantitative and qualitative analysis which takes into consideration the current yield and productivity of that soil, the potential productivity of the soil based on its best use, the projected gross margin derived from the use of the soil, the rental value obtained from the use of the soil, if applicable, and the existence of comparable farmland of similar characteristics in the same topographic area. The results obtained as a result of the description above are compared to actual sale prices, if available, and the market current conditions, in order to ensure that such values are correct, consistent and fair.

Management believes these assumptions are conservative and that any reasonable change in the same would not increase the book value of the CGUs so as to exceed its recoverable value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

(c) Biological assets and agricultural produce at the point of harvest

The Group measures biological assets that have attained significant biological growth and agricultural produce at the point of harvest at fair value less costs to sell. The Group measures biological assets, which include unharvested crops, beef and dairy cattle, sheep, sugarcane plantations and tree plantations. The agricultural produce, which include harvested crop, raw meat, raw milk, wool, harvested sugarcane and felled trees and others.

Crops and oilseeds

The Group´s crops generally include crops and oilseeds (corn, wheat, barley, sorghum, soybean and sunflower) besides cotton. The Group measures biological assets that have attained significant biological growth at fair value less costs to sell. The Group measures biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

The following table shows the stages and average periods where the Group´s crops have a significant biological growth, based on agronomical studies and other inputs:

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant biological growth	Total days (planting/. significant growth)	Average days (planting/significant growth)
Wheat/barley	From 150 to 180	165	7 (milk grain stage)	From 110 to 140	125
Corn	From 150 to 180	165	R3 (milk grain stage)	From 80 to 110	95
Sorghum	From 150 to 180	165	7 (milk grain stage)	From 80 to110	95
Soybeans	From 120 to 160	140	R5 (beginning of seed filling)	From 75 to 90	82.5
Sunflowers	From 120 to 150	135	R6 (end of flowering stage)	From 80 to 100	90
Cotton	From 130 to 180	155	3 (end of flowering stage)	From 90 to 120	105

The Group’s fiscal year commences on July 1 and ends the following June 30. However, production in based on the harvest year of each one of these crops. The harvest year varies according to the crop, the type or variety of hybrid and the climate where they are grown. The planting period for a given plant may start earlier on one farm than on another, causing differences in their respective harvesting periods.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

The following table shows the production process for each of Group’s most significant crops and sugarcane, reflecting the average periods at which each stage of production occurs:

Crops	Planting	Harvesting	Selling
Soybeans	Between September and December	Between April and June	From April onwards
Soybeans (second harvest)	Between November and January	Between May and July	From May onwards
Corn / Sorghum	Between October and December	Between May and August	From June onwards
Wheat	Between June and August	Between November and January	From November onwards
Sunflowers	Between September and October	Between February and March	From February onwards
Cotton	Between November and December	Between July and August	From July onwards

These crops are also grown, on a lesser scale, in Bolivia. Production, harvesting and sale timescales in this country may differ from the ones already mentioned since, given the country’s particular climate, there are specific crops that may be produced in winter as well as in summer, unlike in Argentina.

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates) because it is a perennial and long-term crop with an average life cycle of 5 years. Each sugar cane planting generally yields five harvests. Once the production life cycle is over, crop renewal is brought about. Sugar cane planting is done between March and June each year, while harvesting and subsequent sale take place between May and November each year. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

Other biological assets

The mares, sheep and tree plantations are measure at fair value les costs to sell at birth or acquisition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological assets, as in the case of beef or dairy cattle. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth), the Group determines the fair value of a biological asset in its present location and condition based on the present value of expected net cash flows from the biological asset discount (“DCF”). This model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Key assumptions utilized in the DCF method include future market prices, estimated yields at the point of harvest and estimated production cycle.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted.

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops, sugarcane plantations and tree plantations. The tree plantations are immaterial to the Group´s operations and therefore any reasonable shift in the assumptions used in the valuation model may not have a significant impact in the fair value less costs to sell of the Group´s biological assets. Accordingly, the Group’s sensitivity analyses provided below were based only on crops and sugarcane plantations. The sensitivity analysis included below is divided among countries due to the existing differences between the different markets in which it operates.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

Argentina

As of June 30, 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 6.7 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

As of June 30, 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 3.9 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

As of June 30, 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 3.1 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

Brazil

As of June 30, 2012, a decrease of 1% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 6.7 million. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops and sugarcane plantations.

As of June 30, 2012, a decrease of 1% in estimated yields, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 1.6 million. An increase of 1% in estimated yields, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

Bolivia

As of June 30, 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 4.3 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

As of June 30, 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 1.7 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

As of June 30, 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 3.1 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvered crops.

(d) Trading properties

Trading properties include land and work in progress in respect of development sites with a view to sale. Trading properties are carried at the lower of cost or net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated selling costs.

The estimation of the net realizable value of the Group’s trading properties under development, is inherently subjective due to a number of factors, including their complexity, unusually large size, the substantial expenditure required and long timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of the Group’s trading properties are subject to a degree of uncertainty and are made on the basis of assumptions which may not prove to be accurate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates (Continued)

If the assumptions upon which the external valuer has based their valuation prove to be inaccurate, this may have an impact on the net realizable value of the Group’s trading properties, which would in turn have an effect on the Group’s financial condition.

(e) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at statement of financial position.

(f) Provision for impairment of receivables

The Group makes several estimations in order to calculate the provision for impairment of receivables. If the amount estimated differs to the present value, actual write-offs would be more/less than expected.

(g) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

In assessing the realizability of deferred tax assets, the Group considers whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See details on Note 24.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by the Group’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75%of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the ‘All other segments’ column.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The Group operates in two businesses areas, namely, Agricultural business and urban properties and investments.

The Group’s Agricultural business is further comprised of eight reportable segments: (the reporting segments of crops, cattle, dairy, sugarcane and agricultural leases and services are included within “Agriculture” activities)

•
The ‘Crops’ Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Group is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. . In this way, the type and quantity of harvested crops change in each agricultural campaign.

•	The ‘Cattle’ Segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•	The ‘Dairy’ Segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	The ‘Sugarcane’ Segment consists of planting, harvesting and sale of sugarcane.

•	The “Farmland leases and services” segment includes farmland services (for example: irrigation) and farmland leases out to third parties.

•	The ‘Land transformation and soles’ Segment comprises gains from the disposal and development of farmlands activities.

•
The “Agro-industrial” segment consists of feedlot farming for slaughtering process in its own packing plant or for cattle finishing services to third-parties. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and its integration with industrialized meat processing.

•	The ‘All Other Segments’ column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure include the brokerage activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The Group’s investment and urban properties business is further comprised of six operative segments:

•
The “Shopping centers” segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

•	The “Office” Segment includes the operating results of the Group’s lease and service revenues of office space and other service revenues related to the office activities.

•
The “Development and sale of properties” Segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The ‘Hotels’ Segment includes the operating results of the Group’s hotels principally comprised of room, catering and restaurant revenues.

•	The “International” segment includes the return on investments in associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country.

•	The “Financial operations and others” Segment primarily includes the financial activities carried out by Tarshop S.A. and Grupo Banco Hipotecario S.A., etc.

For ease of presentation, the following tables present summarized information for the two lines of business of the Group, i.e. agriculture and investment and urban properties activities. The following tables represent the reportable segments of each of the Group’s lines of business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2012:

	Agricultural business (I)	Urban and Investment Properties (II)	Total
Revenue	2,991,313	(121,498)	2,869,815
Costs	(2,573,532)	98,446	(2,475,086)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest (realized)	682,929	15,518	698,447
Changes in net realizable value of agricultural produce after harvest	10,774	(239)	10,535
Gross Profit / (Loss)	1,111,484	(7,773)	1,103,711
Gain from disposal of investment properties	116,688	-	116,688
Gain from disposal of farmlands	162,178	-	162,178
General and administrative expenses	(313,797)	(1,813)	(315,610)
Selling expenses	(205,035)	10,405	(194,630)
Other operating results, net	(95,140)	(5,264)	(100,404)
Operating Profit / (Loss)	776,378	(4,445)	771,933
Share of profit / (loss) of associates and joint ventures	12,795	(9,999)	2,796
Segment Profit / (Loss)	789,173	(14,444)	774,729

Investment properties	30,398	3,598,652	3,629,050
Property, plant and equipment	1,675,841	247,955	1,923,796
Goodwill	5,927	20,388	26,315
Biological assets	365,627	-	365,627
Inventories	240,207	15,796	256,003
Investments in associates and joint ventures	44,001	1,456,558	1,500,559
Total segment assets	2,362,001	5,339,349	7,701,350

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The following tables present the reportable segments of the agricultural line of business of the Group:

(I)	Agricultural business

	June 30, 2012
	Agricultural
	Crops	Cattle	Dairy	Sugarcane	Farmland leases and services	Subtotal Agricultural	Land sale and transformation	Agro-industrial	other segments	Total Agricultural business (I)
Revenue	619,985	134,806	27,482	82,310	49,803	914,386	-	100,058	40,789	1,055,233
Costs	(1,089,642)	(161,664)	(55,083)	(76,097)	(21,524)	(1,404,010)	-	(122,202)	(38,248)	(1,564,460)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest (realized))	565,748	79,639	34,085	2,689	-	682,161	-	-	768	682,929
Changes in net realizable value of agricultural produce after harvest	11,008	-	-	(234)	-	10,774	-	-	-	10,774
Gross Profit / (Loss)	107,099	52,781	6,484	8,668	28,279	203,311	-	(22,144)	3,309	184,476
Gain from disposal of investment property	-	-	-	-	-	-	-	-	-	-
Gain from disposal of farmlands	-	-	-	-	-	-	162,178	-	-	162,178
General and administrative expenses	(67,342)	(53,885)	(3,694)	14,029	(1,172)	(112,064)	(4,392)	(7,043)	(7,829)	(131,328)
Selling expenses	(47,639)	(43,408)	(2,976)	-	(944)	(94,967)	(3,538)	(1,651)	(5,571)	(105,727)
Other operating results, net	(29,085)	(31,880)	(2,185)	-	(693)	(63,843)	(2,599)	75	(612)	(66,979)
Operating Profit / (Loss)	(35,206)	(76,392)	(2,371)	22,697	25,470	(67,563)	151,649	(30,763)	(10,703)	42,620
Share of profit of associates and joint ventures	(5,590)	(9)	(164)	-	-	(5,763)	-	10,525	2,190	6,952
Segment Profit / (Loss)	(42,557)	(76,401)	(2,535)	22,697	25,470	(73,326)	151,649	(20,238)	(8,513)	49,572

Investment property	-	-	-	-	30,398	30,398	-	-	-	30,398
Property, plant and equipment	1,182,139	169,060	14,545	222,050	2,363	1,590,157	55,555	21,303	8,826	1,675,841
Goodwill	4,093	-	-	1,834	-	5,927	-	-	-	5,927
Biological assets	48,763	191,681	25,894	96,389	-	362,727	-	-	2,900	365,627
Inventories	193,534	13,960	1,596	27,660	1,950	238,700	-	1,451	56	240,207
Share of profit of associates and joint ventures	16,756	18,855	511	2,045	256	38,423	-	1,022	4,556	44,001
Total segment assets	1,445,285	393,556	42,546	349,978	34,967	2,266,332	55,555	23,776	16,338	2,362,001

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The operating results of the Paraguayan operations have been presented on a proportionate format. The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the agriculture business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the agriculture business as a whole.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

(II)	Investment and urban properties

The following tables present the reportable segments of the investment and urban properties line of business of the Group:

	June 30, 2012
	Shopping Centers	Offices and other rental properties	Sales and development	Hotels	International	Financial operations and other	Total urban and Investment Properties (II)
Revenue	1,334,023	250,919	176,290	170,012	-	4,836	1,936,080
Costs	(638,430)	(95,609)	(147,926)	(117,389)	-	(9,718)	(1,009,072)
Gross Profit / (Loss)	695,593	155,310	28,364	52,623	-	(4,882)	927,008
Gain from disposal of investment property	-	-	116,688	-	-	-	116,688
General and administrative expenses	(57,393)	(39,314)	(35,669)	(40,411)	(9,386)	(296)	(182,469)
Selling expenses	(42,929)	(13,535)	(18,278)	(22,791)	(5)	(1,770)	(99,308)
Other operating results, net	(20,373)	(6,525)	(1,991)	172	43	513	(28,161)
Operating Profit / (Loss)	574,898	95,936	89,114	(10,407)	(9,348)	(6,435)	733,758
Share of profit of associates and joint ventures	(1,519)	-	1,045	(134)	(77,305)	83,756	5,843
Segment Profit/(loss)	573,379	95,936	90,159	(10,541)	(86,653)	77,321	739,601

Investment property	2,051,056	1,051,463	496,133	-	-	-	3,598,652
Trading property	-	-	296,276	-	-	-	296,276
Property, plant and equipment	16,920	36,238	115	194,483	199	-	247,955
Goodwill	7,758	7,751	4,879	-	-	-	20,388
Inventories	10,309	603	118	4,766	-	-	15,796
Investments in associates and joint ventures	431	(372)	17,481	21,256	118,327	1,044,354	1,201,477
Total segment assets	2,106,543	1,126,956	722,465	220,505	118,526	1,044,354	5,380,544

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. Substantially all of the office and other rental properties of the Group are located in Argentina, except for two office building properties located in the United States of America which are owned by associates of the Group. The hotel properties of the Group are also located in Argentina. The trading properties of the Group are also located in Argentina. The operating results of the "CYRSA", Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint venture operations have been presented on a proportionate format.

The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the agricultural business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the agricultural business as a whole.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated Financial Statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations as shown in the column "Total" and the results of operations as per the statement of income. The adjustments are related to the presentation of the results of operations of the joint ventures on an equity-accounted basis according to NIIF and statements of income purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

	June 30, 2012
	As per Total Segment Information	Adjustment for share of profit/ (loss) of associated and joint ventures	As per Statement of Income
Revenue	2,991,313	(121,498)	2,869,815
Costs	(2,573,532)	98,446	(2,475,086)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	682,929	15,518	698,447
Changes in net realizable value of agricultural produce after harvest	10,774	(239)	10,535
Gross Profit/ (Loss)	1,111,484	(7,773)	1,103,711
Gain from disposal of investment property	116,688	-	116,688
Gain from disposal of farmlands	162,178	-	162,178
General and administrative expenses	(313,797)	(1,813)	(315,610)
Selling expenses	(205,035)	10,405	(194,630)
Other operating results, net	(95,140)	(5,264)	(100,404)
Profit from Operations Before Share of Profit / (Loss) of Associates and Joint Ventures	776,378	(4,445)	771,933
Share of profit / (loss) of associates and joint ventures	12,795	(9,999)	2,796
Profit from Operations Before Financing and Taxation	789,173	(14,444)	774,729

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:
June 30, 2012
Total reportable assets as per Segment Information	7,799,706
Deconsolidation of investment properties	(154,570)
Deconsolidation of property, plant and equipment	(55,320)
Deconsolidation of trading properties	(74,987)
Deconsolidation of goodwill	2,952
Deconsolidation of biological assets	(2,328)
Deconsolidation of inventories	(1,927)
Deconsolidation of investments in associates and joint ventures	229,663
Total assets as per the Statement of Financial Position	7,743,192

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The Group’s is domiciled in Argentina. The Group makes sales among its different business segments and, therefore, revenue disclosed in segment information corresponds to sales to third parties.

6.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below are the summarized financial information for each subsidiary in which the Group considers that has material non-controlling interests:

Summarized statements of financial position

See note 7 to the Unaudited Condensed Interim Consolidated Financial Statements for information about the summarized statements of financial position of significant subsidiaries with non-controlling interests.

Summarized statements of income and statements of comprehensive income

	APSA	IRSA (i)	Brasilagro
	June 30, 2012	June 30, 2012	June 30, 2012
Revenue	1,377,010	1,796,996	347,217
Profit / (Loss) before income tax	525,143	335,671	(49,886)
Income tax expense	(179,504)	(111,013)	34,845
Profit / (Loss) for the year	332,043	203,892	(12,664)
Other comprehensive income / (loss)	-	48,629	(227,587)
Total comprehensive income	332,043	252,521	(240,251)
Profit / (Loss) attributable to non-controlling interest	(13,596)	(20,766)	2,377

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Summarized cash flows

	APSA	IRSA (i)	Brasilagro
	June 30, 2012	June 30, 2012	June 30, 2012
Cash flow from operating activities
Net cash generated from / (used in) operating activities	616,748	705,566	(25,765)
Cash flow from investing activities
Net cash used in investing activities	(259,410)	(255,203)	(58,744)
Cash flow from financing activities
Net cash used in financing activities	(400,192)	(492,606)	(79,735)
Net decrease in cash and cash equivalents	(42,854)	(42,243)	(164,244)

(i)	Included consolidated financial information of APSA.

The information above is the amount before inter-company eliminations.

Restrictions, commitments and other matters in respect of subsidiaries

IRSA

IRSA’s dividends are paid when and if declared by its board of directors and approved by its shareholders’ meeting. In accordance with IRSA’s dividend policy, the amount of dividends that could be declared in each fiscal year shall not exceed the higher of (i) 20% of the aggregate gross revenue from leases and services of its Office and other Rental Properties segment for its most recent fiscal year; and (ii) 20% of the net income as per IRSA’s consolidated statement of income for its most recent fiscal year.

However, the amount of dividends payable is subject to the payment restrictions imposed by IRSA’s borrowing agreements (i.e. IRSA NCN due 2017 and IRSA NCN due 2020).

APSA

Under the agreement entered into between APSA and BHSA for the sale of Tarshop S.A.’s shares, APSA granted to BHSA a guarantee for a total of US$ 1.2 million upon any price adjustment that may result in favor of BHSA, as provided by the purchase agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries (Continued)

Arcos del Gourmet S.A.

 The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A. within two years. The amount of committed works totals US$ 35.0 million.

7.	Interests in joint ventures

As of June 30, 2012, the joint ventures of the Group are Cresca S.A. (“Cresca”), Canteras Natal Crespo S.A. (“Canteras”), Cyrsa S.A. (“Cyrsa”), Puerto Retiro S.A. (“Puerto Retiro”), Baicom Networks S.A. (“Baicom”), Quality Invest S.A. (“Quality”) and Nuevo Puerto Santa Fe S.A. (“NPSF”). The shares in these joint ventures are not publicly traded.

See the evolution of the investments in joint ventures in Note 8 to the Unaudited Condensed Interim Financial Statements.

Set out below are the joint ventures of the Group that according to Company’s management, are significant to the Group as of June 30, 2012 and July 1, 2011:

			% of ownership interest held
Name	Place of business/ country of incorporation	Nature of the relationship	June 30, 2012	July 1, 2011
Cyrsa.	Argentina	(i)	50.00%	50.00%
Cresca.	Paraguay	(ii)	50.00%	50.00%

(i)
Cyrsa S.A. is a joint venture between IRSA and Cyrela Brazil Realty S.A. Emprendimentos e Participaçoes, Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(ii)
Cresca S.A. is a joint venture between the Company and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. The Company provides agricultural advisory services to Cresca under a 10-year agreement and receives management fees.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (Continued)

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statements of financial position

	30 June, 2012
	Cyrsa	Cresca	Total
Assets
Total non-current assets	77,585	104,716	182,301
Current
Cash and cash equivalents	45,130	114	45,244
Other current assets	292,197	15,118	307,315
Total current assets	337,327	15,232	352,559
Total assets	414,912	119,948	534,860
Liabilities
Non-current
Financial liabilities (i)	-	77,284	77,284
Total non-current liabilities	-	77,284	77,284
Current
Other liabilities	187,454	6,785	194,239
Total current liabilities	187,454	6,785	194,239
Total liabilities	187,454	84,069	271,523
Net assets	227,458	35,879	263,337

	July 1, 2011
	Cyrsa	Cresca	Total
Assets
Total non-current assets	47,095	89,045	136,140
Current
Cash and cash equivalents	18,480	783	19,263
Other current assets	426,472	7,071	433,543
Total current assets	444,952	7,854	452,806
Total assets	492,047	96,899	588,946
Liabilities
Non-current
Financial liabilities (i)	-	20,829	20,829
Other liabilities	-	21,193	21,193
Total non-current liabilities	-	42,022	42,022
Current
Other liabilities	267,089	5,207	272,296
Total current liabilities	267,089	5,207	272,296
Total liabilities	267,089	47,229	314,318
Net assets	224,958	49,670	274,628

(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (Continued)

Summarized statement of comprehensive income

	Cyrsa	Cresca	Total
	June 30, 2012	June 30, 2012	June 30, 2012
Revenue	221,617	15,086	236,703
Interest income	9,889	75	9,964
Interest expense	(9,486)	(12,495)	(21,981)
Income tax expense	(2,409)	2,574	165
Profit/ (loss) for the year	6,078	(15,568)	(9,490)
Other comprehensive income	-	(1,703)	(1,703)
Total comprehensive income for the year	-	(1,703)	(1,703)

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa	Cresca	Total
	June 30, 2012	June 30, 2012	June 30, 2012
Net assets at beginning of the year	221,380	53,149	274,529
Profit/ (loss) for the year	6,078	(15,568)	(9,490)
Other comprehensive income	-	(1,703)	(1,703)
Net assets at end of the year	227,458	35,878	263,336
Interest held	50.00%	50.00%	50.00%
Carrying value at end of the year	113,729	17,939	131,668

As of June 30, 2012 and July 1, 2011, the joint ventures of the Group which are deemed immaterial for these purposes are Canteras, Puerto Retiro, Baicom, Quality and NPSF.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (Continued)

Net assets of Canteras, Puerto Retiro and Baicom are comprised mainly of undeveloped parcels of land. Net assets of NPSF comprise the concession for use and development of a shopping center located in the province of Santa Fe. Net assets of Quality comprise mainly an industrial plant suitable for redevelopment.

Commitments and restrictions in respect of joint ventures

Cyrsa

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

Canteras

On April 8, 2011, Canteras granted to Caminos de las Sierras S.A. (“Caminos”) an occupation permit and the possession over a piece of land of approximately 8,250 square meters on Road E-55 in the Province of Córdoba. Caminos is an unrelated third-party toll road operator which was granted a concession from the government of the Province of Cordoba to construct and operate a toll road. In order to affect the land entirely to the construction works, the Provincial Government of Cordoba will expropriate the land according to the Provincial expropriation laws. Caminos is responsible to fulfill all requirements of the law. The appraisal of the land will be in charge of the Provincial General Appraiser. As compensation, Caminos will pay Canteras the appraised amount plus 10%, of which Ps. 0.8 million were received as of June 30, 2011. Any remaining difference will be paid by Caminos within 90 days as from the resolution of the Provincial General Appraiser. If the final appraisal is lower than the amount received by Canteras, the difference will be deemed compensatory damages in favor of Canteras and no moneys have to be returned.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures (Continued)

Puerto Retiro

In a series of transactions, which occurred between 1999 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual whom, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

Quality

In March, 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C.y F. (“Nobleza”), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested the Comisión Nacional de Defensa de la Competencia (“CNDC”) , the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. At June 30, 2012, the resolution of the appeal is pending.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Interests in associates

As June 30, 2012 and July 1, 2011, the associates of the Group are New Lipstick LLC (“New Lipstick”), Rigby 183 LLC (“Rigby”), Banco Hipotecario S.A. (“BHSA”), Tarshop S.A. (“Tarshop”), Agro Uranga S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. (“BACS”), Agro Managers S.A. y Bitania 26 S.A.

See evolution of interests in Group’s associates in Note 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

Set out below are the associates of the Group, which, in the opinion of Management, are material to the Group, as of June 30, 2012 and as of July 1, 2011:

			% of ownership interest held
Name	Place of business/ country of incorporation	Nature of the relationship	June 30, 2012	July 1, 2011
New Lipstick	United States	(i)	30.98%	28.27%
Rigby	United States	(ii)	30.98%	28.27%
BHSA	Argentina	(iii)	19.29%	17.60%
Tarshop	Argentina	(iv)	12.64%	11.54%

(i)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(ii)	Rigby 183 LLC (“Rigby”) owns a rental office building located at 183 Madison Avenue, New York, NY.
(iii)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Since 1999, BHSA’s shares have been listed on the BCBA and since 2006 it has obtained the Level 1 ADR program from the Bank of New York.

(iv)	Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Interests in associates (Continued)

Set out below is the summarized financial information for the associates considered to be material to the Group:

Summarized statement of financial position

	June 30, 2012
	New Lipstick	Rigby	BHSA	Total
Assets
Non-current assets	990,879	453,464	5,485,860	6,930,203
Current assets	51,834	14,161	11,343,613	11,409,608
Total assets	1,042,713	467,625	16,829,473	18,339,811
Liabilities
Non-current liabilities	977,139	244,783	3,092,861	4,314,783
Current liabilities	22,330	25,256	10,386,359	10,433,945
Total liabilities	999,469	270,039	13,479,220	14,748,728
Net assets	43,244	197,586	3,350,253	3,591,083

Summarized statements of income and statements of comprehensive income

	June 30, 2012
	New Lipstick	Rigby	BHSA	Total
Revenue	191,145	35,372	2,942,060	3,168,577
Profit/ (loss) for the year	(140,714)	(16,515)	(276,899)	(434,128)
Total other comprehensive income for the year	(140,714)	(16,515)	(276,899)	(434,128)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Interests in associates (Continued)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	June 30, 2012
	New Lipstick	Rigby	BHSA	Tarshop	Total
Net assets at beginning of the year	196,413	195,170	3,081,879	172,357	3,645,819
Contributions	2,101	-	-	-	2,101
(Loss) / Profit for the year	(140,714)	(16,515)	276,899	21,687	141,357
Other comprehensive income	10,026	18,932	-	-	28,958
Net assets at end of the year	67,826	197,587	3,358,778	194,0444	3,818,235
Interest held	49%	49%	30.51%	20%
Interest in associate	33,235	96,818	1,024,763	38,809	1,193,625
Carrying value at end of the year	33,235	96,818	1,024,763	38,809	1,193,625

As of June 30, 2012, the fair value of the Group’s interest in BHSA amounted to Ps. 549.2 million (July 1°, 011: Ps. 1,053.8 million). The remaining material associates are private companies and there is no quoted market price available for their shares.

As of June 30, 2012 and July 1°, 2011, the associates of the Group which are deemed immaterial for these purposes are Agro Uranga S.A. (engaged in Agricultural Activities), Manibil (real estate activities), Lipstick Management LLC (investment activities), Bitania 26 S.A. (hotel operations) y BACS (banking activities).

Commitments and restrictions in respect of associates

New Lipstick

New Lipstick will be able to request to the Group to make additional capital contributions required for leasing activities and other operations of the associate, which are reasonably related to the operations and/or leasing of the property and its activities. However, the Group has the right to refuse making these contributions. Also, the Group entered into a limited guarantee with respect to a loan agreement, not to exceed US$ 2.4 million.

Rigby

The Group guarantees a loan agreement of Rigby up to its interest in the associate. The loan has an outstanding principal balance of US$ 40 million as of June 30, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.           Interests in associates (Continued)

BHSA

In accordance with the regulations of the Central Bank of the Republic of Argentina (“BCRA”), there are certain restrictions on the distribution of profits by BHSA to the Group. Additionally, In January, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

BHSA’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.67% of the capital stock or Ps. 0.068 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. The Group is entitled to receive Ps. 30.5 million. The availability of this dividend is liable to BCRA approval in accordance with regulation communication “A” 5072 and its complimentary regulations, and as of June 30, 2012 the BCRA has not issued yet its approval.

BHSA’s Treasury Shares

As of June 30, 2012, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The General Shareholders’ Meeting authorized the Board of BHSA to sell in the open market the remaining of the shares and has established certain limitations on the preemptive rights of existing shareholders when sales of shares not exceeding 1% of share capital within a period of twelve months. At June 30, 2012, BHSA’s treasury shares resulted in an increase of the Group’s interest in BHSA from 29.77% to 30.51%.

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment properties, net

Changes in the Group’s investment properties for the year ended June 30, 2012 were as follows

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased - out farmland	Properties under development	Total
At July 1, 2011
Costs	3,076,533	1,176,835	391,788	25,078	27,264	4,697,498
Accumulated depreciation	(995,662)	(148,189)	-	-	-	(1,143,851)
Net book amount	2,080,871	1,028,646	391,788	25,078	27,264	3,553,647
Year ended June 30, 2012
Opening net book amount	2,080,871	1,028,646	391,788	25,078	27,264	3,553,647
Additions	42,790	2,015	26,926	15,019	23,862	110,612
Reclassification from property, plant and equipment	-	-	-	1,873	-	1,873
Disposals	(4,538)	(42,530)	-	(11,257)	-	(58,325)
Depreciation charge (i)	(128,743)	(14,807)	-	(316)	-	(143,866)
Closing net book amount	1,990,380	973,324	418,714	30,397	51,126	3,463,941
At June 30, 2012
Costs	3,114,785	1,136,320	418,714	30,713	51,126	4,751,658
Accumulated depreciation	(1,124,405)	(162,996)	-	(316)	-	(1,287,717)
Residual value	1,990,380	973,324	418,714	30,397	51,126	3,463,941

(i)	The depreciation charge of investment property for an amount of Ps. 143,866 as of June 30, 2012, has been charged in “Costs” in the statement of income. See Note 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment property, net (Continued)

The following amounts have been recognized in the statement of income:

June 30, 2012
Rental and service income	1,632,331
Direct operating expenses	750,842

Borrowing costs were capitalized at the weighted average rate of general borrowings of each subsidiary from 13.3% to 14.3%.

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group´s investment properties as of June 30, 2012 and July 1, 2011 is as follows:

	June 30, 2012	July 1°, 2011
República building	212,243	215,730
Undeveloped land - Caballito	45,824	45,824
Soleil Factory shopping center	74,528	68,746
Córdoba Shopping (i)	69,846	73,031
Total	402,441	403,331

(i)	A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 18.5 million.

As of June 30, 2012, the fair value of investment properties amounts to Ps. 7,023.5 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the years ended June 30, 2012 was as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1, 2011
Cost	1,785,617	403,782	1,182,010	37,802	131,674	11,874	3,552,759
Accumulated depreciation	(105,213)	(211,111)	(1,145,585)	(30,288)	(75,836)	(5,249)	(1,573,282)
Impairment	-	-	(2,507)	-	-	-	(2,507)
Net book amount	1,680,404	192,671	33,918	7,514	55,838	6,625	1,976,970
Year ended June 30, 2012
Opening net book amount	1,680,404	192,671	33,918	7,514	55,838	6,625	1,976,970
Exchange differences	(154,414)	-	-	(212)	(3,871)	(602)	(159,099)
Additions	134,952	5,396	1,303	3,310	26,538	4,325	175,824
Reclassification to investment property	9,082	-	-	-	-	-	9,082
Transfers	(13,006)	(18,086)	38,921	4,960	(36,546)	24,806	1,049
Disposals	(62,774)	-	1,683	(17)	(540)	(963)	(62,611)
Capitalized borrowing costs	-	-	2,198	-	-	-	2,198
Depreciation charge (i)	(35,092)	(13,281)	(2,167)	(4,926)	(13,849)	(1,178)	(70,493)
Closing net book amount	1,559,152	166,700	75,856	10,629	27,570	33,013	1,872,920
At June 30, 2012
Cost	1,699,457	391,092	1,226,115	45,843	117,255	39,440	3,519,202
Accumulated depreciation	(140,305)	(224,392)	(1,147,752)	(35,214)	(89,685)	(6,427)	(1,643,775)
Impairment	-	-	(2,507)	-	-	-	(2,507)
Net book amount	1,559,152	166,700	75,856	10,629	27,570	33,013	1,872,920

(i)	Depreciation charges of property, plant and equipment as of June 30, 2012, has been charged in “General and administrative expenses” and in the statement of income, in ‘Costs’ Note 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Property, plant and equipment, net (Continued)

During the year, borrowing costs were no capitalized, since there were not assets eligible for capitalization.

Certain of the properties included of property, plant and equipment have been mortgaged to secure certain Group’s borrowings. The net book value of these Group’s properties as of June 30, 2012 and July 1, 2011 is set out below:

	June 30, 2012	July 1, 2011
Sheraton Libertador	40,678	41,623
Cremaq	184,610	155,681
Total	225,288	197,304

Machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

June 30, 2012
Cost – Capitalized finance leases	1,761
Accumulated depreciation	(139)
Net book amount	1,622

The Group leases machinery and computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group.

11.           Trading properties

Changes in the Group’s trading properties for the year ended June 30, 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	22,618	83,054	80,790	186,462
Additions	6,627	504	7,583	14,714
Transfers	684	(684)	-	-
Disposals	(11,997)	(2,103)	(6,075)	(20,175)
At June 30, 2012	17,932	80,771	82,298	181,001

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Trading properties (Continued)

The Group has unprovided contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. At June 30, 2012, contractual obligations mainly correspond to constructions regarding the “Vista del Muelle” projects and amount to Ps. 23 million.

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2012 and July 1, 2011 is as follows:

	June 30, 2012	July 1, 2011
Undeveloped land Vista al Muelle	22,674	21,654
Undeveloped land Zetol	32,489	32,207
Total	55,163	53,861

12.           Intangible assets, net

Changes in the Group’s intangible assets for the years ended June 30, 2012 were as follows:

	Goodwill	Computer software	Rights of use	Others	Total
At July 1, 2011
Cost	29,132	13,423	44,455	20,980	107,990
Accumulated amortization	-	(3,923)	(3,013)	(20,597)	(27,533)
Net book amount	29,132	9,500	41,442	383	80,457
Year ended June 30, 2012
Opening net book amount	29,132	9,500	41,442	383	80,457
Exchange differences	(1,040)	(1,155)	-	-	(2,195)
Additions	-	4,076	-	19	4,095
Disposals	(2,620)	(3,511)	-	(86)	(6,217)
Amortization charges (i) (Note 29)	-	(209)	(753)	(101)	(1,063)
Residual value at year-end	25,472	8,701	40,689	215	75,077

(i)	Amortization charges are included within “General and administrative expenses” in the statement of income. There were no impairment charges.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.           Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2012 were as follows:

	June 30, 2012
			Cattle
	Crops	Sugarcane	Cattle	Dairy	Others	Total
Beginning of the year	62,108	126,867	213,285	22,274	8,569	433,103
Increase due to purchases	-	-	18,281	-	186	18,467
Initial recognition and changes in fair value of biological assets (i)	559,102	22,125	76,731	6,306	3,025	667,289
Decrease due to harvest	(572,899)	(40,539)	-	-	-	(613,438)
Decrease due to sales	-	-	(125,414)	(2,589)	(169)	(128,172)
Consume	-	-	(598)	(4)	(1,022)	(1,624)
Exchange differences	(102)	(12,064)	-	-	-	(12,166)
End of the year	48,209	96,389	182,285	25,987	10,589	363,459

(i)
Biological assets with a production cycle of more than one year (that is, sugarcane, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 667,289 for the year ended June 30, 2012. For the years ended June 30, 2012, amounts of Ps. 348,167, was attributable to price changes, and amounts of Ps. 319,122, was attributable to physical changes.

Biological assets as of June 30, 2012 and July 1, 2011 were as follows:

	June 30, 2012	July 1, 2011
Non-current (i)
Cattle for dairy production	25,894	22,269
Breeding cattle	146,169	171,638
Sugarcane	96,388	126,867
Others	9,757	5,090
Non-current biological assets	278,208	325,864
Current (ii)
Cattle for sale	36,116	44,619
Crops	48,209	62,109
Others	926	511
Current biological assets	85,251	107,239
Total biological assets	363,459	433,103

(i)	Classified as biological assets for production.
(ii)	Classified as consumable biological assets

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to Ps. 643,176 for the year ended June 30, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Inventories

See breakdown of Group´s inventories in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

15.           Financial instruments by category

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

15.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (Note 16)	815,195	-	815,195	526,930	1,342,125
Investment in financial assets	11,296	687,456	698,752	-	698,752
Derivative financial instruments (Note 17)	-	21,012	21,012	-	21,012
Cash and cash equivalents (excluding bank overdrafts)	419,140	52,782	471,922	-	471,922
Total	1,245,631	761,250	2,006,881	526,930	2,533,811

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 18)	368,679	-	368,679	396,723	765,402
Borrowings (excluding finance lease liabilities) (Note 21)	3,957,105	64	3,957,169	-	3,957,169
Derivative financial instruments (Note 17)	-	41,417	41,417	-	41,417
Total	4,325,784	41,481	4,367,265	396,723	4,763,988

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables (Note 16)	681,746	-	681,746	434,437	1,116,183
Investment in financial assets	-	488,617	488,617	-	488,617
Derivative financial instruments (Note 17)	-	79,408	79,408	-	79,408
Cash and cash equivalents (excluding bank overdrafts)	420,392	274,160	694,552	-	694,552
Total	1,102,138	842,185	1,944,323	434,437	2,378,760

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 18)	323,865	-	323,865	420,172	744,037
Borrowings (Note 21)	3,535,844	203	3,536,048	-	3,536,047
Derivative financial instruments (Note 17)	-	8,353	8,353	-	8,353
Total	3,859,709	8,556	3,868,265	420,172	4,288,437

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Interest income (i)	46,060	-	46,060	-	46,060
Interest expense (i)	(396,221)	-	(396,221)	-	(396,221)
Foreign exchange gains/ (losses) (i)	(225,012)	-	(225,012)	-	(225,012)
Fair value gains/ (losses) on financial assets at fair value through profit or loss (i))	-	20,361	20,361	-	20,361
Gain/ (Loss) from commodity derivative financial instruments (ii)	-	(50,078)	(50,078)	-	(50,078)
Gain/ (Loss) from commodity derivative financial instruments (except commodities) (i)	-	(964)	(964)	-	(964)
Fair value gain / (losses) on embedded derivatives relating to borrowings (i)	-	139	139	-	139
Net result	(575,173)	(30,542)	(605,715)	-	(605,715)
(i)	Included within “Financial results, net” in the statement of income.
(ii)	Included within “Other operative results” in the statement of income.

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds; mortgage bonds and government bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise call options and embedded derivatives on borrowings.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Financial instruments by category (Continued)

On the year ended June 30, 2012, TGLT was transferred from level 1 to 2 for the year ended June 30, 2012.

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	65,131	-	-	65,131
- Investment in equity securities in Hersha	432,771	-	-	432,771
- Other equity securities in public companies	11,675	-	-	11,675
- Government bonds	505	-	-	505
- Warrants of Supertel	-	-	18,434	18,434
- Preferred shares of Supertel	-	-	117,488	117,488
- Mutual funds	59,886	-	-	59,886
Derivative financial instruments:
- Commodity derivatives	1,620	-	-	1,620
- Swaps	-	958	-	958
Cash and cash equivalents	52,782	-	-	52,782
Total assets	624,370	958	135,922	761,250
Liabilities
Borrowings:
- Embedded derivative on CRESUD Class VII NCN	-	-	64	64
Derivative financial instruments:
- Commodity derivatives	41,417	-	-	41,417
Total liabilities	41,417	-	64	41,481

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	68,657	-	-	68,657
- Investment in equity securities in Hersha	355,942	-	-	355,942
- Other equity securities in public companies	4.,476	-	-	4,476
- Government bonds	477	-	-	477
- Mutual funds	59,064	-	-	59,064
Derivative financial instruments:
- Commodity derivatives	9,878	-	-	9,878
- Swaps	-	1,867	-	1,867
- Foreign-currency contracts	-	7,221	-	7,221
- Hersha call option	-	60,442	-	60,442
- Cash and cash equivalents	274,161	-	-	274,161
Total assets	772,655	69,530	-	842,185
Liabilities
Borrowings:
- Embedded derivative on CRESUD Class VII NCN	-	-	203	203
Derivative financial instruments:
- Commodity derivatives	7,056	-	-	7,056
- Foreign-currency contracts.	-	1,297	-	1,297
Total liabilities	7,056	1,297	203	8,556
The following table presents the changes in Level 3 instruments for the years ended June 30, 2012:

	Embedded derivative on CRESUD Class VII NCN	Warrants of Supertel	Preferred shares of Supertel	Total
Opening balance	203	-	-	203
Acquisitions	-	17,699	112,801	130,500
Total gains or losses for the year	(139)	735	4,687	5,283
Balances at year end	64	18,434	117,488	135,986

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Swap curve; Money market curve; Interest curve Foreign exchange curve.
Swaps	Present value method	Theoretical price	Swap curve; Money market interest-rate curve;
Hersha call option	Black-Scholes	Theoretical price	Libor interest rate curve;
Preferred shares of Supertel	Binomial tree	Theoretical price	Libor interest rate curve;
Warrants of Supertel	Black-Scholes	Theoretical price	Libor interest rate curve;
Embedded derivative on CRESUD Class VII NCN	Black-Scholes	Theoretical price	Commodity prices volatility

16.           Trade and other receivables, net

See breakdown of Group’s trade and other receivables, net and other receivables in Note 16 to Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012, all non-current receivables are due within 6 years from the end of the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Trade and other receivables, net (Continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	June 30, 2012	June 30, 2011
Argentine pesos	520,597	613,629
US Dollars	458,895	196,337
Brazilian Reais	337,376	264,862
Uruguayan Peso	168	78
Other currencies	25,089	41,277
	1,342,125	1,116,183

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 1.17. The Group’s trade receivables comprise several classes.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class of material receivables to the Group.

The following table includes an ageing analysis of Group´s past due unimpaired receivables by type and class as of June 30, 2012 and July 1, 2011, (Includes not past due receivables due the totals conciliate with the amounts in the statements of financial position).

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total
Leases and services	29,557	6,892	1,868	317,822	50,075	406,214
Office leases	5,661	1,185	52	11,772	4,417	23,087
Consumer financing:
Credit card	-	-	-	2,580	9,813	12,393
Loans	-	-	-	192	3,408	3,600
Sale of properties	3,726	140	1,249	85,736	394	91,245
Agricultural products	559	-	-	183,248	1,033	184,840
Total as of June 30, 2012	39,503	8,217	3,169	601,350	69,140	721,379
Office leases	1,347	21,886	1,410	238,764	45,131	308,538
Consumer financing:	-	-	-	9,978	9,312	19,290
Credit card
Loans	627	-	-	2,292	17,320	20,239
Sale of properties	608	-	-	6,919	44,659	52,186
Agricultural products	2,127	-	406	36,060	2,765	41,358
Office leases	2,503	599	1,750	181,329	619	186,800
Total as of July 1, 2011	7,212	22,485	3,566	475,342	119,806	628,411

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Trade and other receivables, net (Continued)

Leases and services receivables from investment properties:

As of June 30, 2012 and July 1, 2011, a total of Ps. 54.5 million and Ps. 54.4 million of leases and services receivables were impaired.

As of June 30, 2012, the Group provided for losses with respect to leases and services receivables for an amount of Ps. 8.1 million.

As of June 30, 2012 and July 1, 2011, leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

Consumer financing receivables:

Trade receivables related to the residual consumer loan and credit card origination activities of the Group represent only 2 % and 12 % of the Group’s total trade receivables as of June 30, 2012 and 2011, respectively.

As of June 30, 2012, the Group recognized a recovery of loss for provision of doubtful accounts for an amount of Ps. 3.4 million.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 13% and 7% of the Group’s total trade receivables as of June 30, 2012, and 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. The credit risk on outstanding amounts is considered low. As of June 30, 2012 and July 1, 2011, a total of Ps. 394 and Ps. 2,765 of leases and services receivables were impaired.

No losses on provisions were recognized in trade receivables from the sale of properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Trade and other receivables, net (Continued)

Receivables from the sale of agriculture products:

Trade receivables related to the sale of agriculture products represent 26% and 30% of the Group’s total trade receivables as of June 30, 2012 and 2011, respectively. The Group has a large customer base and is not dependent on any single customer.

On June 30, 2012 and on July 1, 2011, these receivables had suffered impairment in the amount of Ps.1 million and Ps. 0.6 million respectively.

On June 30, 2012, the Group set up allowances for bad debt related to trade receivables arising from the sale of agricultural products in an amount of Ps. 0.4 million.

On June 30, 2012, approximately 97% (2011: 80%) of trade receivables arising from the sale of agricultural products not provisioned (neither past due nor provisioned) relate to sales made to 12 companies with sound credit ratings. Such companies or their controlling companies have an external credit rating available.  The Group periodically reviews such external credit ratings assigned by credit agencies. As of June 30, 2012 and July 1, 2011, the remaining percentage of receivables not provisioned derived from the sale of agricultural products relate to a wide and varied number of customers for whom there is no external credit rating available. However, the total number of clients without an external credit rating is relatively stable. Most of the customers for whom there is no external credit rating available have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

The Company has also receivables with related parties. Neither of which are due nor impaired. The Group has also other classes of receivables, which neither individually nor in the aggregate is deemed material to the Group.

	June 30, 2012	July 1, 2011
Not past due	378,949	330,087
Past due unimpaired	50,330	74,671
Past due impaired	68,107	119,600
	497,386	524,358

See Note 16 to Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.           Trade and other receivables, net (Continued)

The creation and release of the allowance for bad debts has been recorded under the line “Selling expenses” in the statements of income (Note 29). The amounts charged to allowance accounts are generally written off when there is no expectation to recover additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value each class of receivable mentioned above (Note 3).

See Note 17 to Unaudited Condensed Interim Consolidated Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of debt and equity investments.

Financial assets at fair value through profit or loss are denominated in the following currency:

	June 30, 2012	July 1, 2011
Currency
Argentine Peso	254,540	107,349
US Dollar	492,272	390,128
Other currencies	6,191	2,892
	753,003	500,369

17.           Derivative financial instruments

See breakdown of Group’s derivative financial instruments in Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of derivative financial assets.

Derivative financial instruments are denominated in the following currency:

	June 30, 2012	July 1, 2011
Currency
Argentine Peso	1,074	4,786
US Dollar	19,938	74,622
	21,012	79,408

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.           Trade and other payables

See breakdown of Group’s trade and other payables in Note 20 to the Unaudited Condensed Interim Consolidated Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	145,532	313,423
US Dollar	439,922	191,836
Brazilian Reais	149,433	187,928
Uruguayan Peso	76	39
Other currencies	30,439	50,811
	767,402	744,037

19.           Payroll and social security liabilities

See breakdown of Group’s Payroll and social security liabilities in Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.

20.           Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.           Provisions (Continued)

See changes in Group’s provisions in Note 22 to the Unaudited Condensed Interim Financial Statements.

Included within provisions are certain amounts the Group provided for the following cases which are further detailed below:

Agriculture business

Litigation with Exagrind S.A.

Exagrind S.A. ("Exagrind"), a third-party farm owner, filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Group´s farms, “San Rafael” farm, which is close to Exagrind´s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. Due to certain administrative issues, the Company was never served notice of the court´s decisions and requested additional time to respond the case. The Company filed an extraordinary appeal to the High Court of Justice of the Province of Catamarca for an extension of time. The court has not responded yet. However, in March 2007, the court ordered an inhibition of assets which was subsequently lifted. The court accepted the property on attachment in lieu of the asset inhibition. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser. The Group has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

Litigation with the City of Villa Mercedes, San Luis, Argentina

A judge from the City of Villa Mercedes, Province of San Luis, Argentina, issued an administrative order mandating Cactus, the Group´s subsidiary engaged in feedlot operations, to cease activities and relocate facilities within 36 months. The order also prohibits Cactus to hold more than 18,500 heads of cattle during this period. Cactus appealed this order before the Municipality of Villa Mercedes, which denied it on April 7, 2009. Cactus appealed the decision before the High Court of Justice of the Province of San Luis alleging illegality of the Villa Mercedes´ judge rulings. The appeal is still pending resolution. The Group believes, based on the advice of its legal counsel, that it has meritorious defenses to revert the judge rulings. No provisions have been recognized for this matter.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings

See breakdown of Group’s borrowings in Note 23 to the Unaudited Condensed Interim Consolidated Financial Statements.

As of June 30, 2012, total borrowings include collateralized liabilities (seller financing and long-term loans) of Ps. 243.0 million (July 1, 2011: Ps. 156.1 million).These borrowings are mainly collateralized by investment property; properties, plant and equipment; and trading property of the Group (Notes 9, 10 and 11).

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2012	July 1, 2011
Fixed rate:
Less than 1 year	626,042	1,107,851
Between 1 and 2 years	271,999	167,462
Between 2 and 3 years	288,297	25,520
Between 3 and 4 years	14,922	23,072
Between 4 and 5 years	1,865,678	15,419
More than 5 years	32,850	1,695,663
	3,099,788	3,034,987
Variable rate:
Less than 1 year	529,659	308,607
Between 1 and 2 years	198,068	129,608
Between 2 and 3 years	55,996	7,451
Between 3 and 4 years	11,583	6,900
Between 4 and 5 years	5,868	3,551
More than 5 years	28,632	-
	829,806	456,117
Do not accrue interest:
Less than 1 year	31,381	51,343
Between 1 and 2 years	(2,083)	(1,600)
Between 2 and 3 years	(1,882)	(1,600)
Between 3 and 4 years	53	(1,600)
Between 4 and 5 years	106	(1,600)
More than 5 years	27,575	44,943
	3,957,169	3,536,047

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant.  The fair values of non-current borrowings were as follows:

	June 30, 2012	July 1, 2011
Cresud Series IV NCN due 2013	-	73,817
Cresud Series V NCN due 2013	-	107,104
Cresud Series VI NCN due 2013	-	132,713
Cresud Series VII NCN due 2014	-	8,433
Cresud Series VIII NCN due 2014	278,014	-
Cresud Series IX NCN due 2014	152,651	-
Cresud Series X NCN due 2014	140,026	-
Cresud Series XI NCN due 2015	59,858	-
APSA CN due 2014	1,612,354	4,643
IRSA NCN due 2017	559,217	620,525
APSA NCN Series I due 2017	405,846	425,988
IRSA NCN due 2020	559,540	628,910
Seller financing	64,295	62,019
Finance lease obligations	174,064	173,468
Total	4,005,865	2,237,620

Notes issued by the Company

On October 2006, the Company established a global program for the issuance of non-convertible notes (“NCN”) in one or more classes or series of up to a nominal value of US$50 million each (or its equivalent in other currencies). The notes may be issued with or without any guarantee and with maturity dates exceeding 30 days from issuance. The program was authorized by Resolution No. 15,972 of the Comisión Nacional de Valores on September 4, 2008 and is scheduled to last for five years as from such date. On October 2011, the Company extended the global program up to a nominal value of US$ 150 million.

The following classes of NCN are outstanding as of June 30, 2012:

(a)	Class VIII NCN

On September 7, 2011, the Company issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 60 million, due 36 months after the issue date and fully repayable at maturity. They bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

The following classes of NCN were outstanding as of each of June 30, 2012 and July 1, 2011:

(b) Class III and IV NCN

On July 21, 2010, the Company issued an aggregate of Ps.105.9 million in two parts. One of the classes (Class III) consists of Ps. 35.7 million floating-rate notes due April 2012 while the other (Class IV) 7.75% notes comprises US$ 17.8 million (equivalent to Ps. 73.7 million) due July, 2012.

Class III notes accrue interest at Badlar rate plus 400 basic points and is payable every quarter in arrears. Interest on the Class IV is payable every quarter in arrears. The Company has paid all interest and principal at maturity dates in due course.

(c)	Class V, VI and VII NCN

On March 10, 2011, the Company issued an aggregate of Ps. 255.6 million in three parts. One of the classes (Class V) consists of Ps.106.9 million floating-rate notes due December 2012, another class (Class VI) consists of US$ 34.8 million (equivalent to Ps. 140.5 million) 7.5% notes due March 2013, while the other (Class VII) comprises US$ 2.1 million (equivalent to Ps. 8.5 million) floating-rate notes due March 2013.

Class V notes accrue interest at Badlar rate plus 375 basic points and is payable every quarter in arrears. Principal on Class V notes is payable on June 2012, September 2012, and December 2012.

Interest on the Class VI is payable every quarter in arrears. Principal on Class IV notes is payable on June 2012, September 2012, December 2012 and March 2013.

Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Interest is payable every quarter in arrears and principal is payable at maturity. The commodity-indexed feature is an embedded derivative not closely related to the host debt contract. Therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at each reporting date. The derivative is presented under the line “embedded derivative on CRESUD Class VII NCN” and changes in fair value are recognized in the statement of income within “Financial results, net” (see Note 32).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

The Company has paid all interest and principal at maturity dates in due course.

Classes III, IV, V, VI, VII and VIII NCN contain certain customary covenants, events of default and restrictions, as well as limitations on transactions with affiliates, mergers and disposal of assets, among other compliance requirements. The Company is also required to comply with a financial ratio in connection with incurrence of additional indebtedness: the ratio of short-term liabilities over total assets should be lower than 0.3. Currently, this financial covenant is measured on a quarterly basis as of the end of each period based on the unconsolidated accounts of the Company. The Group was in compliance with these covenants as of June 30, 2012.

Notes issued by subsidiary undertakings

(a)	APSA Convertible Notes (“CN”) due 2014 (“2014 convertible notes”)

On July 19, 2002, APSA issued US$ 50 million nominal 10.0% Series I convertible notes raising US$ 50 million after costs. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes had the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the US$/Peso exchange rate at the time of conversion, and (ii) US$ 0.0324, a conversion rate of approximately 30,864 ordinary shares for every US$ 1 nominal of 2014 convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the Comisión Nacional de Valores dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 convertible notes are entitled to receive dividends declared on any date after the date of conversion.

On October 7, 2010, US$ 15.5 million of 2014 convertible notes representing 33% of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted US$ 37.8 million into 277,777 new ordinary shares.

As of June 30, 2011, only 0.05% of the outstanding 2014 convertible bonds are held by third parties to the Group while the remaining percentage is held by the Group’s subsidiary, IRSA, and therefore eliminated in consolidation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency is classified in its entirety as a financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

(b) APSA NCN Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to US$ 50 million) 11.0% notes due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007. Interest on the Series II is payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,614 of the Comisión Nacional de Valores dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

At the time of issue, the Society together with IRSA, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased US$ 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of US$ 38.1 million.

As of June 30, 2011, 91 % of the outstanding Series I and Series II bonds are held by third parties to the Group while the remaining percentage is held by IRSA, and therefore eliminated in consolidation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

APSA NCN Series I due 2017 and Series II due 2012 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2012.

(c)	IRSA NCN due 2017 and 2020

On February 2, 2007, IRSA issued US$ 150 million nominal 8.5% non-convertible notes. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,529 and 15,537 of the Comisión Nacional de Valores dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010, IRSA issued US$ 150 million nominal 11.5% non-convertible notes. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

Under the NCN indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2012.

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

(i)
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4 to 1.;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of IRSA or its restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries.

(d)	IRSA NCN due 2013 and 2014

On February 10, 2012, the Company placed, through public offer, non-convertible notes for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

Seller financing

The Group maintains seller financing borrowings relating to the acquisition of certain investment properties, property, plant and equipment, trading properties and subsidiaries.  Seller financing of the Group were as follows:

		Book value
Adquisición	Detail	June 30, 2012	July 1, 2011
Soleil Factory (investment property)	Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.	41,543	39,839
Arcos del Gourmet S.A (intangible assets).	Unsecured financing amounting to a fixed amount of US$ 1 million due in November 2011 plus a variable amount up to a maximum of US$ 3.5 million.	11,765	8,900
Zetol S.A. (trading property)	Mortgage financing of US$ 7 million with a fixed 3.5% interest rate.	35,700	32,912
Nuevo Puerto Santa Fe S.A. (investment property)	Financing of US$ 4.5 million payable in night teen installments through February 2013	7,418	-
Alto Tacuarí (trading properties)	Unsecured financing of R$ 34 million with variable interest rate at 100% of the Interbank Deposit Certificate rate (“CDI”), due in June 2012.	49,924	53,237
Nova Buriti (property, plant and equipment)	Unsecured financing of R$ 21.7 million adjusted based on the General Price Index (“IGP-M”), due in June 2012.	37,143	41,511
Nova Horizontina (property, plant and equipment)	Unsecured financing of R$ 37 million with variable interest rate at 68% of the CDI, due in June 2012.	-	52,063
Jatobá (property, plant and equipment)	Unsecured financing of R$ 35.4 million due in June 2012.	4,420	4,620
4 Vientos (property, plant and equipment)	Unsecured financing of US$ 8.4 million payable in four installments through October 2012.	13,257	26,699
Campo La Primavera (property, plant and equipment)	Unsecured financing of US$ 4.9 million payable in four installments through June 2013.	5,477	13,766
		206,647	273,547

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.           Borrowings (Continued)

Loans and bank overdrafts

As of June 30, 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

June 30, 2012
Not later than 1 year	1,219
Later than 1 year and not later than 5 years	541
1,760
Future finance charges on finance leases	(138)
Present value of finance lease liabilities	1,622

The present value of finance lease liabilities is as follows:

June 30, 2012
Not later than 1 year	1,094
Later than 1 year and not later than 5 years	528
Present value of finance lease liabilities	1,622

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2012 was 7.5%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Employee benefits

The Group operates a defined contribution plan (the “Plan”) covering certain selected managers in Argentina. The Plan was effective as from January 1, 2006. Employees may begin participation voluntarily on monthly enrolment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonuses (“Extraordinary Contributions”). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death.

In case of resignation or termination without good cause, the manager will receives the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contribution expense was Ps. 4.1 million for the year ended June 30, 2012 and was recognized in the statement of income.

23.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group has an equity incentive plan, which covers to certain selected employees, directors and top management of the Company, IRSA and APSA (the “Participants”). This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA and APSA, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Under the Equity Incentive Plan, the Participants have the right to contribute up to 7.5% of their annual bonus to acquire shares of the Company, IRSA and APSA (the “Participant’s Contribution”). The Participant’s Contribution entitled the participant to receive matching shares of the Company, IRSA and APSA (equivalent to 1000% of the shares acquired), although they must hold their purchased shares and remain in employment for five years before the matching shares vest unconditionally.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Share-based payments (Continued)

The Group granted Ps. 0.8 million shares under the Long-Term Incentive Plan for the fiscal year ended June 30, 2012. None of these shares have vested (on an irrevocable basis) as of June 30, 2012.

For the fiscal year ended June 30, 2012, the Group has incurred a charge of Ps. 2.4 million. The weighted-average market value of shares on the grant date was Ps. 0.01. The market value has been calculated as the average market value of shares over a period of 60 days. As of June 30, 2012, the unrecognized total cost of non-vested shares was Ps. 4.9 million. This cost is expected to be recognized over a four-year average period.

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

The Group’s subsidiary, Brasilagro, has a stock option plan (the “Brasilagro Stock Option Plan”), under which Brasilagro grants equity-settled options to certain directors and top management (the “Participants”).

This plan was effectively established in August 2010 and is administered by the Board of Directors of Brasilagro, or a committee appointed by the Board of Directors of Brasilagro. Options granted under the Brasilagro Stock Option Plan vest since grant date and are exercisable over a three-year period after the options are vested. The exercise price of the options is determined by the Board of Directors of Brasilagro but under no circumstances may the price be less than 100% of the fair market value of the shares at the date of grant. For this plan, there are no performance requirements for the exercising of options; except that the Participant’s employment with Brasilagro must not have been terminated prior the relevant option is exercisable. In the case of termination of Participant’s employment for just cause, all options granted, regardless if exercisable or not on the date of termination, are automatically extinguished. In the event of death or permanent disability of the Participant, the options already exercisable may be exercised by their heirs or successors.

On a consolidated basis, the Group incurred a charge of Ps. 724 million for the years ended June 30, 2012, related to the awards granted under the Brasilagro Stock Option Plan.

The fair value of the Brasilagro’s awards was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non-transferability, expected volatility, exercise restrictions and behavioral considerations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Share-based payments (Continued)

Key grant-date fair value and other assumptions under the BrasilAgro Stock Option Plan are detailed below:

Grant date	August 2010
Expected Volatility	67.48%
Expected life	5 years
Risk free rate	11.36%
Expected dividend yield	1.00%
Fair value per option	R$ 6.16 (Ps. 16.22)
Exercise Price	R$ 8.97 (Ps. 23.61)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

30 June, 2012
	Average exercise price per share option	Options
At the beginning	$23.61	370,007
Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	-	-
At the end	$20.34	370,007

As of June 30 and July 1, 2011, 370,007 options were outstanding and were not exercisable.

Options outstanding at each period end under the Brasilagro Stock Option Plan have the following expiry date and exercise prices:

	Shares
Expiry date:	Exercise price per share	June 30, 2012	July 1, 2011
August 11, 2015	$20.34	370,007	370,007

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Share-based payments (Continued)

Brasilagro Warrants

On March 15, 2006, the Board of Directors of Brasilagro approved the issuance of 512,000 share warrants (the "Brasilagro Warrants"), 256,000 of which corresponds to the first tranche, and 256,000 of which corresponds to the second tranche.

The first tranche of Brasilagro Warrants were delivered to its founding shareholders in recognition for their entrepreneurship and support in the process of establishing the entity and the development of its business plan. As Brasilagro received services from its founding shareholders in exchange for share-based payments, the first tranche of Brasilagro Warrants are within the scope of IFRS 2. Each lot of 1,000 warrants grants the right to subscribe 100 shares of Brasilagro. Brasilagro Warrants vest over a three-year period from the date of grant at 33% every year, and are exercisable by their holders over a fifteen-year period. The number of shares to be subscribed upon exercise of the warrants shall be adjusted in the event of split or reverse split of shares.

Out of the 256,000 outstanding Brasilagro Warrants under the first tranche (July 1, 2011: 256,000), 256,000 warrants (July 1, 2011: 256,000) were exercisable.

Brasilagro Warrants under the first tranche outstanding at each period end under have the following expiry date and exercise prices:

		Shares (i)
Expiry date:	Exercise price per share	June 30, 2012	July 1, 2011
April 27, 2021	$ 29.21 or R$ 13.02	256,000	256,000

(i)
From the Brasilagro Warrants under the first tranche 136,672 were owned by the Company. (June 30, 2012: 168,902; July 1, 2011: 168,902). On April, 2012, the Company acquired 6,321 warrants under the first tranche to Agro Investment S.A (non-related party) for US$ 0.6 million. On a consolidated basis, the acquisition by the Company of warrants issued by BrasilAgro was accounted for as an equity repurchase (that is, a decline in the shareholders’ equity).

Brasilagro Warrants under the first tranche were granted after November 7, 2002 and vested prior to transition date (i.e. July 1, 2011). As the fair value of Brasilagro Warrants under the first tranche had not been publicly disclosed, the Group applied the exemption available in IFRS 1 for these equity instruments. See Note 2.2. to Unaudited Condensed Interim Consolidated Financial Statements for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Share-based payments (Continued)

The second tranche of Brasilagro Warrants were delivered to its founding shareholders to provide them with a protective mechanism to leverage their interest in BrasilAgro in certain specific situations. Each lot of 1,000 warrants grants the right to subscribe 100 shares of Brasilagro. Brasilagro Warrants under the second tranche are exercisable by their holders during a fifteen-year period but only in the event of change in control and/or acquisition of a material interest in Brasilagro. The exercise price of the Brasilagro Warrants under the second tranche would be equal to the price per share in the tender offer announced in connection with the event of change in control and/or acquisition of material interest in Brasilagro. The number of shares to be subscribed upon exercise of the warrants shall be adjusted in the event of split or reverse split of shares.

As Brasilagro Warrants under the second tranche were delivered to provide Brasilagro’s founding shareholders with a mechanism to leverage their interest in Brasilagro, and not in exchange for goods and/or services, they are not within the scope of IFRS 2. Rather, they are accounted for as a derivative financial liability in accordance with IAS 32 and IFRS 9. Group’s management believes that Brasilagro Warrants under the second tranche (which are only exercisable if and when a transfer of control or acquisition of a significant interest occurs) has a fair value as of any of the periods presented because the exercise price will be equal to the price per share to be paid by the party that obtains control or that acquires a significant interest in Brasilagro. As a result, no liability has been recorded with respect to the Brasilagro Warrants under the second tranche.

Jaborandi Warrants

On April 16, 2007, the Board of Directors of Jaborandi S.A. (“Jaborandi”), subsidiary of the Group, approved the issuance of warrants, which provides the warrant holders the right to subscribe for shares equivalent to 20% of the share capital of Jaborandi. Jaborandi Warrants are exercisable over a ten-year period as from the date on which Jaborandi was incorporated (i.e. January 24, 2007). There are no performance requirements for the exercising of the warrants. The exercise price of Jaborandi Warrants is adjusted by the change (if positive) in the National Consumer Price Index in Brasil, calculated as from on which Jaborandi was incorporated through the date of exercise of the warrants. The exercise price is also adjusted by the following percentages:

(i)	4% per annum, if the warrant is exercised up to the fourth year from the date on which Jaborandi was incorporated.
(ii)	6% per annum, if the warrant is exercised after the fourth year and up to the seventh year from the date on which Jaborandi was incorporated.
(iii)	8% per annum, if the warrant is exercised after the seventh year from the date on which Jaborandi was incorporated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Share-based payments (Continued)

Jaborandi Warrants were granted after November 7, 2002 and vested prior to transition date (i.e. July 1, 2011). As the fair value of Jaborandi Warrants had not been publicly disclosed, the Group applied the exemption available in IFRS 1 for these equity instruments.

24.	Current and Deferred Income Tax

The Group’s income tax has been calculated on the estimated taxable profit for the year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax are as follows:

June 30, 2012
Current income tax	(148,897)
Deferred income tax	133,108
MPIT	(242)
Income tax expense	(16,031)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	25%
Bolivia	25%
United State	45%

Deferred tax assets and liabilities of the Group as of June 30, 2013 and 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2012	July 1, 2011
Deferred income tax assets to be recovered after more than 12 months	100,175	29,809
Deferred income tax assets to be recovered within 12 months	346,349	240,845
Deferred income tax assets	446,524	270,654

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Current and Deferred Income Tax (Continued)

	June 30, 2012	July 1, 2011
Deferred income tax liabilities to be recovered after more than 12 months	(51,203)	(42,775)
Deferred income tax liabilities to be recovered within 12 months	(944,658)	(973,906)
Deferred income tax liabilities	(995,861)	(1,016,681)

See Note 24 to Unaudited Condensed Interim Consolidated Financial Statements.

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, was as follows:

Deferred income tax assets	Tax loss carry-forwards	Others	Total
At July 1, 2011	210,091	60,563	270,654
Charged / (credited) to the statement of income	128,017	84,027	212,044
Exchange differences	(36,174)	-	(36,174)
At June 30, 2012	301,934	144,590	446,524

Deferred income tax liabilities	Investment properties	Biological assets	Others	Total
At July 1, 2011	(759,127)	(83,570)	(173,984)	(1,016,681)
Charged / (credited) to the statement of income	(54,416)	23,347	(47,867)	(78,936)
Exchange differences	92,880	6,876	-	99,756
At June 30, 2012	(720,663)	(53,347)	(221,851)	(995,861)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forward in Bolivia expire within 3 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at June 30, 2012, it is probable that the Group will realize all of the deferred tax assets in Argentina, Brazil, Bolivia and Uruguay.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Current and Deferred Income Tax (Continued)

As of June 30, 2012, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Due date
Argentina	2,493	2007	2012
Argentina	25,374	2008	2013
Argentina	48,663	2009	2014
Argentina	124,819	2010	2015
Argentina	174,758	2011	2016
Argentina	267,983	2012	2017
United States	16,440	2012	2032
Brazil	8,048	2008	2013
Brazil	22,708	2009	2014
Brazil	34,318	2010	2015
Brazil	57,757	2011	2016
Brazil	81.314	2012	2017
Bolivia	104	2009	2014
Bolivia	1,966	2010	2015

The Group did not recognize deferred income tax assets of Ps. 48.9 million, Ps. 11.4 million as of June 30, 2012 and July 1, 2011, respectively that can be carried forward against future taxable income. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Current and Deferred Income Tax (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	26,080
Tax effects of:
Non-deductible items	(1,893)
Share of profit / (loss) of subsidiaries and joint ventures	(979)
Others	(7,177)
Income tax expense	16,031

25.	Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. The Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Group uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but generally payments are based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended June 30, 2012 amounted to Ps. 49 million, and is included in cost of production in the statement of income.

As discussed in Note 1.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense for the years ended June 30, 2012 amounted to Ps. 18 million, and is included in cost of production in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Leases (Continued)

The Group leases two property which uses as a shopping centers. This agreement provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2012 amounted to Ps. 2.9 million, and is included in the line item "Group costs" in the statement of income.

The Group leases office space under an operating lease with a company related to the Chairman and Director of the Group. The lease calls for monthly payments of US$ 14,641 and matures on March, 2014. Rental expense under this lease was Ps. 0.97 million for the years ended June 30, 2012.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2012	July 1, 2011
No later than 1 year	4,945	4,752
Later than one year and not later than five years	16,425	18,304
Later than 5 years	40,855	43,921
	62,225	66,977

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases amounts to Ps. 1,622 as of June 30, 2012.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 21.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Leases (Continued)

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The leases have an average term raging from three to five years, with certain leases having terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income was Ps. 66,826 for the years ended June 30, 2012, and is included within “Group revenue” in the statement of income.

•	Leases of shopping centers

The Group enters into cancellable operating leases relating to shopping centers. The leases have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten to thirty years. Tenants are charged a rent which is the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants’ sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 12% each year during the lease term. Since the rent is not known until the end of the period, these lease agreements meet the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known and the payment is received.

For the years ended June 30, 2012, contingent rent amounted to Ps. 211,937, and averaging rent amounted to Ps. 26,823. They are included within “Group revenue” in the statement of income.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2012 amounted to Ps. 0.18 million and is included in the line item "Group revenue" in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Leases (Continued)

•	Farmland leases

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare.

Rental income was Ps. 21.2 million for the years ended June 30, 2012, and is included within “Group revenue” in the statement of income.

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable (see Note 1.27 for further details).
Finance leases:

The Group does not act as a lessor in connection with finance leases.

26.	Shareholders’ Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. The movements in the capital accounts as of June 30, 2012 are as follows:

	Number of shares	Capital	Share Premium
At July 1, 2011	496,561,780	496,562	773,079
Exercise of Warrants	-	-	-
Employee share options exercised	-	-	-
At June 30, 2012	496,561,780	496,562	773,079

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.           Shareholders’ Equity (Continued)

Treasury stock

During 2009, the Company acquired 30 million shares of own stock for Ps. 1.7 million in cash following a Board of Directors' resolution dated October of 2008. As per Argentine Corporations Law, an entity has a period of one year from acquisition to sell or otherwise dispose of treasury stock unless an extension is provided for in a shareholders meeting. In November 2009, the Board of Directors assigned 25 million shares of treasury stock to the shareholders on a pro rata basis. After this assignment, the Group held 5 million shares of treasury stock. In October 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved the allocation of treasury stock to the “Equity Incentive Plan”.

Inflation adjustment of share capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Warrants

In March 2008, the Company issued 180 million warrants together with the issuance of common stock. Proceeds from the issuance were allocated to the shares and warrants issued based on their relative fair market values. The fair value of the warrants was calculated using the Black-Scholes method. The terms of the warrant agreement require the Company to deliver a fixed amount of shares in exchange for a fixed amount of cash. The warrant agreement contains standard antidilutive provisions, and adjustments to both the exercise price and the conversion ratio. These adjustment provisions are viewed as a form of compensation to preserve the relative economic rights of the warrant holders and ordinary shareholders. Based on the contractual terms of the warrant agreement and the fact that these adjustment provisions do not cause the warrant to fail the fixed for fixed requirement established in IAS 32, the warrants have been classified as equity in the statement of shareholders equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.           Shareholders’ Equity (Continued)

Legal reserves

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal limits of these reserves.

Other reserves

From time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Dividends

The dividends paid in the year ended June 30, 2012 were Ps. 63.8 million (Ps. 0,128 per share). The dividends in respect of the year ended were Ps. 0.242 per share, amounting to a total dividend of Ps. 120 million, is to be proposed at the annual general ordinary shareholders’ meeting on October 31, 2012. These financial statements do not reflect this dividend payable.

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-	Ps. 2,711 to expired dividends;
-	Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under Trade and other payables, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Revenue

	June 30, 2012
	Urban properties and investments	Agriculture	Agroindustrial	Total
Trading properties	51,903	-	-	51,903
Crops	-	287,874	-	287,874
Cattle	-	482,023	-	482,023
Milk	-	27,482	-	27,482
Sugarcane	-	82,290	-	82,290
Supplies	-	29,649	-	29,649
Beef	-	-	98,033	98,033
Sale of other agriculture products	-	11,140	-	11,140
Agriculture products and services income:	51,903	920,458	98,033	1,070,394
Base rent	644,562	19,901	-	664,463
Contingent rent	212,285	-	-	212,285
Admission rights	88,221	-	-	88,221
Parking fees	45,260	-	-	45,260
Letting fee	42,100	-	-	42,100
Property management fee	16,751	-	-	16,751
Service change income	503,099	-	-	503,099
Averaging rent	17,288	-	-	17,288
Others	3,177	-	-	3,177
Agricultural services	-	5,411	2,025	7,436
Brokerage costs	-	24,491	-	24,491
Total rental and service income	1,572,743	49,803	2,025	1,624,571
Sale of trading properties	4,837	-	-	4,837
Income from hotel operations	170,013	-	-	170,013
Total group revenue	1,799,496	970,261	100,058	2,869,815

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.           Costs

	June 30, 2012
	Urban properties and investments	Agriculture	Agroindustrial	Total
Cost of rental and services	729,289	-	-	729,289
Cost of property operations	729,289	-	-	729,289
Crops	-	1,105,223	-	1,105,223
Cattle	-	161,664	-	161,664
Milk	-	55,083	-	55,083
Sugarcane	-	89,413	-	89,413
Supplies	-	29,032	-	29,032
Beef	-	-	107,736	107,736
Other agriculture products	-	9,217	-	9,217
Agriculture services	-	2,566	14,466	17,032
Brokerage costs	-	18,958	-	18,958
Cost of agricultural sales and services	-	1,471,156	122,202	1,593,358
Cost of sale of trading properties	25,333	-	-	25,333
Cost from hotel operations	117,388	-	-	117,388
Cost from consumer financing	9,718	-	-	9,718
Total group costs	881,728	1,471,156	122,202	2,475,086

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	191,018	32,739	40,844	97	59.893	18	115,217	21,691	461,517
Director´s fees	-	-	-	-	-	-	78,869	-	78,869
Fees and payments for services	20,301	2,429	2,408	346	3.192	84	58,333	4,041	91,134
Maintenance security, cleaning, repairs and others	172,335	22,767	486,063	1,590	17.822	265	12,370	1,002	714,214
Depreciation and amortization	156,061	3,066	42,424	-	10.411	9,332	7,722	867	229,883
Other taxes, rates and contributions	52,878	4,788	6,360	1,323	-	-	8,862	55,756	129,967
Freights	-	1,181	4,548	-	-	-	40	75,638	81,407
Leases, service charges and vacant property cost	32,519	853	3,177	1,958	35	-	2,143	334	41,019
Cost of sale of trading properties and agricultural products	-	854,878	-	20,006	-	-	-	-	874,884
Doubtful accounts	-	-	-	-	-	-	-	9,541	9,541
Advertising and other selling expenses……	99,279	75,447	509	-	2.811	-	3,049	23,610	204,705
Food, beverage and other lodging expenses	-	-	-	-	22.714	-	3,005	13	25,732
Other expenses	4,897	309	8,567	13	510	19	25,999	2,136	42,450
Total expenses by nature	729,288	998,457	594,900	25,333	117.388	9,718	315,609	194,629	2,985,322

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Employee costs

June 30, 2012
Wages, salaries and bonuses	438,716
Share-based compensation	18,717
Pension costs – defined contribution plan	4,084
461,517

31.           Other operating income (expense), net

June 30, 2012
Loss from commodity derivative financial instruments	(49,753)
Donations	(18,402)
Tax on personal assets	(13,623)
Contingencies	(7,438)
Project Analysis and Assessment	(4,070)
Unrecoverable VAT	(2,693)
Others	(1,261)
Management fee	2,045
Gain from sale of subsidiaries	2,690
Total other operating income (expense),, net	(92,505)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Financial results, net

June 30, 2012
Finance income:
- Interest income	40,050
- Foreign exchange gains, net	73,528
- Gain from interest rate/foreign exchange rate derivative financial instruments (except commodities)	869
- Gain from disposal of financial assets at fair value through profit or loss	61,489
- Fair value gains on embedded derivatives relating to borrowings	139
Finance income	176,075

Finance costs:
- Interest expense	(405,138)
- Foreign exchange losses, net	(287,946)
- Loss on derivative financial instruments	(9,115)
- Other finance costs	(49,116)
Finance costs	(751,315)
Total financial results, net	(575,240)

33.           Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

June 30, 2012
Profit attributable to equity holders of the Group	(21,329)
Weighted average number of ordinary shares in issue (thousands)	496,562
Basic earnings per share	(0.04)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.           Earnings per share (Continued)

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: warrants. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants. Ordinary shares purchased by the Group and held as treasury shares are excluded from the calculation of diluted earnings per share.

Since the Company posted a loss for the period ended June 30, 2012, there is no diluted effect whatsoever.

34.	Barter transactions

The Group generally enters into barter transactions with third party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for properties to be developed and received in the future. Following is a description of pending transactions as of June 30, 2012:

Caballito plot of land

On June 29, 2011, the Group through its subsidiary IRSA, and TGLT, a third-party residential developer, entered into an agreement to barter a plot of land located in the neighborhood of Caballito in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on that land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Barter transactions (Continued)

Beruti plot of land

On October 13, 2010, the Group, through its subsidiary APSA, and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to the Group (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. Therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

35.	Transactions and authorizations pending approval

Urban properties and investments

Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Transactions and authorizations pending approval (Continued)

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests approval or notification as applicable. In other cases, the Group may request the Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2012, the following cases are pending resolution by the Commission:

(i) The Group requested the Commission to issue a statement about the Group's obligation to either notify or submit for approval the acquisition of the property formerly owned by Nobleza Piccardo SAIC (see Note 14). The Commission stated that the transaction should be notified. The Group appealed this decision.  As of the date these financial statements are issued, the resolution of the appeal is still pending.

(ii) The Group requested the Commission to issue a statement about the Group's obligation to either notify or submit for approval for the sale of "Costeros building" (Dique II). The Commission has not issued a statement yet.

Subsequent events

Sale of farmland

On October 11, 2012 Brasilagro announced an agreement for the sale of Horizontina, a farmland located in Tasso Fragoso, State of Maranhão, for a total amount of Ps. 170.2 million. Following a down payment of Ps. 2.27 million already made, the remaining balance is payable in two installments: Ps. 59 million due in October 2012 and Ps. 108.9 million due upon execution of the title conveyance deed, which is expected to take place in  January 2013. The Horizontina field has an area of 14,359 hectares and was acquired on March 10, 2010 by Ceibo Bienes Raíces, the subsidiary in US for a total amount of Ps. 86 million. Before the acquisition, 2,100 hectares of the country field were used for cultivation of cereal. Until September 30, 2012, the Company invested Ps. 22.7 million (net of accumulated depreciation) in infrastructure improvements. During the planting season 2011/2012, 4,319 hectares were planted with soybean and 2,095 with maize. The sale commission was Ps. 4.5 million and sales taxes amounted to Ps. 11.3 million; net proceeds from the sale less commissions, expenses and taxes amounted to Ps. 43.1 million.

Going Public - New York Stock Exchange

On October 24, 2012 Brasilagro informed its shareholders that it is planning to list its shares in the US Stock Exchange by issuing ADRs (American Depositary Receipts). This process was commenced on November 8, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I – Notes to the Unaudited Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Subsequent events (Continued)

Subscription of a loan contract

On November 14, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for the amount of Ps. 118,000. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
C.U.I.T.: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of September 30, 2012, and the related unaudited condensed interim consolidated statements of income, unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of changes in shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the three-month period ended September 30, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.4 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2012, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,769,853, which was callable at that date.

Autonomous City of Buenos Aires, November 19, 2012

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Financial Position
as of September and June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2012	06.30.2012	07.01.2011
ASSETS
Non-current assets
Investment properties	7	22,847	15,995	25,078
Property, plant and equipment	8	364,877	360,329	311,739
Intangible assets	9	19,903	20,151	21,023
Biological assets	10	173,676	181,820	198,997
Investments in subsidiaries, associates and joint ventures	6	2,733,998	2,656,655	2,656,852
Trade and other receivables	12	130,842	159,265	65,078
Investment in financial assets	13	21	21	21
Total Non-current Assets		3,446,164	3,394,236	3,278,788
Current Assets
Biological assets	10	56,086	67,360	89,811
Inventories	11	117,659	116,970	151,241
Trade and other receivables	12	227,900	222,344	262,717
Derivative financial instruments	14	2,575	2,160	4,786
Investment in financial assets	13	-	881	-
Cash and cash equivalents	15	5,564	8,194	24,979
Total Current Assets		409,784	417,909	533,534
TOTAL ASSETS		3,855,948	3,812,145	3,812,322
SHAREHOLDERS EQUITY
Share capital		496,562	496,562	496,562
Treasury stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		166,218	166,218	166,218
Share premium		773,079	773,079	773,079
Share warrants		106,264	106,263	106,263
Cumulative translation adjustment		(59,442)	(81,939)	-
Equity-settled compensation		6,363	4,540	1,012
Legal reserve		42,922	42,922	32,293
Others reserves		389,202	389,202	320,064
Retained earnings		650,093	666,611	829,207
Change in non-controlling interest		(7,493)	(9,596)	-
TOTAL SHAREHOLDERS EQUITY		2,568,769	2,558,863	2,729,699
LIABILITIES
Non-current liabilities
Trade and other payables	16	2,159	1,863	16,593
Borrowings	19	776,010	649,457	204,645
Deferred income tax liabilities	20	41,284	61,025	112,764
Provisions	18	1,567	1,577	1,681
Total Non-current Liabilities		821,020	713,922	335,683
Current Liabilities
Trade and other payables	16	90,933	95,966	176,155
Payroll and social security liabilities	17	28,459	38,785	28,393
Borrowings	19	346,755	404,550	541,720
Derivative financial instruments	14	-	59	672
Provisions	18	12	-	-
Total Current Liabilities		466,159	539,360	746,940
TOTAL LIABILITIES		1,287,179	1,253,282	1,082,623
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,855,948	3,812,145	3,812,322

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Income
for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2012	09.30.2011
Revenues	22	134,894	151,476
Costs	23	(164,706)	(177,404)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		56,211	55,751
Changes in net realizable value of agricultural produce after harvest		11,701	3,668
Gross Profit		38,100	33,491
General and administrative expenses	24	(14,682)	(11,774)
Selling expenses	24	(27,905)	(26,721)
Other operating loss, net	26	(6,950)	(776)
Management fee		-	(116)
Loss from Operations		(11,437)	(5,896)
Share of Profit /(Loss) of subsidiaries, associates and joint ventures	6	25,386	(66,869)
Profit / (Loss) Before Financing and Taxation		13,949	(72,765)
Finance income	27	8,817	6,230
Finance cost	27	(59,026)	(38,018)
Finance results, net	27	(50,209)	(31,788)
Loss Before Income Tax		(36,260)	(104,553)
Income tax gain	20	19,742	9,416
Loss for the Period		(16,518)	(95,137)

(Loss) per share for the period (1):
Basic		(0.03)	(0.19)

(1)	Due to the losses for the periods presented, there is no diluted effect of these results.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods ended September 30, 2012 and 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.2012	09.30.2011
Loss for the period	(16,518)	(95,137)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	22,497	(83,044)
Other Comprehensive Income / (Loss) for the Period (i)	22,497	(83,044)
Total Comprehensive Income / (Loss) for the Period	5,979	(178,181)

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Change in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(95,137)	(95,137)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(83,044)	-	-	-	-	(83,044)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(83,044)	-	-	-	(95,137)	(178,181)
Acquisition of non-controlling interest	-	-	-	-	-	-	4,605	-	-	-	-	-	4,605
Equity-settled compensation	-	-	-	-	-	-	-	-	1,881	-	-	-	1,881
Balance at September 30, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	4,605	(83,044)	2,893	32,293	320,064	734,070	2,558,004

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate  Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Change in non-controlling interest	Cumulative translation adjustment reserve	Equity-settled compensation	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Loss for the period	-	-	-	-		-	-	-	-	-	-	(16,518)	(16,518)
Other comprehensive income for the period	-	-	-	-		-	-	22,497	-	-	-		22,497
Total comprehensive income / loss for the period	-	-	-	-		-	-	22,497	-	-	-	(16,518)	5,979
Acquisition of non-controlling interest	-	-	-	-	-	-	2,103	-	-	-	-	-	2,103
Equity-settled compensation	-	-	-	-	-	-	-	-	1,823	-	-	-	1,823
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Balance at September 30, 2012	496,562	5,001	166,218	773,079	106,264	1,547,124	(7,493)	(59,442)	6,363	42,922	389,202	650,093	2,568,769

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2012 and 2011
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2012	09.30.2011
Cash flow from operating activities:
Cash generated from operations	15	12,034	36,572
Income tax paid		-	(1,249)
Net cash generated from operating activities		12,034	35,323
Cash flow used in investing activities:
Acquisition of subsidiaries, associates and joint ventures, net of cash acquired	4	(5,694)	(137,169)
Capital contribution to subsidiaries, associates and joint ventures	6	(20,397)	-
Purchases of investment properties	7	(441)	-
Purchases of property, plant and equipment	8	(13,308)	(11,222)
Proceeds from sale of property, plant and equipment		-	343
Proceeds from disposals of Investment in financial assets		928	-
Loans granted to subsidiaries, associates and joint ventures		(18,245)	(500)
Loans repayments received from subsidiaries, associates and joint ventures ...		29,192	-
Dividends received		-	141
Net cash used in investing activities		(27,965)	(148,407)
Cash flow from financing activities:
Proceeds from issuance of non-convertible notes		142,168	245,807
Payment of non-convertible notes		(96,904)	-
Proceeds from borrowings, net		72,338	82,623
Repayments of borrowings		(71,851)	(107,747)
Proceeds from borrowings from subsidiaries, associates and joint ventures		-	105,125
Proceeds from warrants and options		1	-
Payment of seller financing		(44)	-
Interest paid		(32,425)	(16,277)
Net cash generated from financing activities		13,283	309,531
Net (Decrease) Increase in cash and cash equivalents		(2,648)	196,447
Cash and cash equivalents at the beginning of period	15	8,194	24,979
Foreign exchange gain (loss) on cash and cash equivalents		18	(288)
Cash and cash equivalents at the end of period		5,564	221,138

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F y A

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice President II acting as President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.           General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 19, 2012.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.           Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the three-month periods prepared under IFRS. The Company’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the three-month periods ended September 30, 2012 and 2011 have been prepared in accordance with RT 26 of F.A.C.P.C.E., adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34, Interim Financial Reporting, issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Group expects to become applicable on such date.

The separate consolidated financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (September 30, 2011) and the statement of income and other comprehensive income figures for the fiscal year  ended June 30, 2012 and for the three-month period ended as of September 30, 2011, and those presented in accordance with the RT 26 in these Unaudited Condensed  Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine accounting standards in force. Exhibit I presents additional information as of June 30, 2012 and July 1, 2011 under IFRS which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are expressed in Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the three-month periods ended as of September 30, 2012 and 2011 have not been audited. The Company’s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2012 and 2011 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 Presentation of Financial Statements requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its Statement of Income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of Technical Resolution No. 26 (“RT 26”)

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Notes 2.2. and 2.3. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.           Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 as of June 30, 2012, as of September 30, 2011 and as of July 1, 2011, and the reconciliations of comprehensive income and cash flows for the year ended as of June 30, 2012 and for the three-month period ended as of September 30, 2011. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition as of July 1, 2011, as of September 30, 2011 and as of June 30, 2012 (Note 3.3.1). The second reconciliation provides an overview of the impact on net income for the tree-month period ended as of September 30, 2011 and for the fiscal year ended as of June 30, 2012 (Note 3.3.2).  The third reconciliation provides an overview of the impact on comprehensive income for the three-month period ended as of September 30, 2011 and for the fiscal year ended as of June 30, 2011 (Note 3.3.3).

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.           Summary of equity

		July 1, 2011	September 30, 2011	June 30, 2012
Shareholders’ equity under Argentine GAAP		2,101,681	2,020,279	2,063,281
Biological assets and agriculture produce at the point of harvest	(a)	30,411	7,354	1,506
Inventories	(b)	(6,313)	(8,746)	(5,233)
Pre-operating and organization expenses	(c)	(769)	(692)	(684)
Goodwill	(d)	335,498	349,571	319,255
Commodity linked debt	(e)	97	167	72
Present value accounting – tax credits	(f)	3,414	2,514	5,014
Investment in subsidiaries, associates and joint ventures	(g)	275,539	173,896	168,454
Acquisition of non-controlling interest	(h)	-	14,284	9,379
Amortization of cost of borrowings	(i)	-	-	261
Settlement of Brasilagro warrants	(j)	-	-	(2,706)
Deferred income tax	(k)	(9,859)	(647)	264
Shareholders’ equity under RT 26		2,729,699	2,557,980	2,558,863

2.3.2.           Summary of profit / (loss)

		September 30, 2011	June 30, 2012
Net comprehensive income under Argentine GAAP		(5,434)	78,263
Biological assets and agriculture produce at the point of harvest	(a)	(23,057)	(28,905)
Inventories	(b)	(2,433)	1,080
Pre-operating and organization expenses	(c)	78	85
Goodwill	(d)	15,037	(15,202)
Commodity linked debt	(e)	70	(25)
Present value accounting – tax credits	(f)	(900)	1,600
Investment in subsidiaries, associates and joint ventures	(g)	(87,710)	(68,609)
Amortization of cost of borrowings	(i)	-	261
Deferred income tax	(k)	9,212	10,123
Net comprehensive loss under RT 26		(95,137)	(21,329)

2.3.3.           Summary of comprehensive income

		September 30, 2011	June 30, 2012
Other comprehensive loss under Argentine GAAP		(77,825)	(58,692)
Goodwill	(d)	(964)	(1,041)
Investments in subsidiaries	(g)	(4,075)	(22,206)
Other comprehensive loss under Argentine RT 26		(82,864)	(81,939)

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4	Reconciliation of cash flows for three-month period ended September 30, 2011

Based on IAS 7 ‘Statement of Cash Flows’ requirements, the Group has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	35,378
Proceeds from sale of properties, plant and equipment	(343)
Exchange gains on cash and cash equivalents	288
Cash generated from operating activities under RT 26	35,323

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(146,479)
Sale of properties, plant and equipment	343
Cash incorporated by merger	(2,271)
Cash used in investing activities under RT 26	(148,407)

(c)	Net increase in cash and cash equivalents

Net increase in cash and cash equivalents under Argentine GAAP	198,430
Exchange differences on cash and cash equivalents	288
Cash incorporated by merger	(2,271)
Net increase in cash and cash equivalents under RT 26	196,447

2.3.5	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	12,176
Proceeds from sale of property, plant and equipment ...	(40,051)
Cash used in operating activities under RT 26	(27,875)

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(173,480)
Proceeds from sale of property, plant and equipment	40,051
Cash used in investing activities under RT 26	(133,429)

2.3.6.	Presentation reclassifications affecting the statement of cash flows for the three-month period ended as of September 30, 2011 and for the year ended as of June 30, 2012

Under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flows statement category as required by RT. 26.

Pursuant to Argentine GAAPs, collected from the sale of property, plant and equipment (including properties classified as investment property under RT No. 26) was reported as operating activities. In accordance with RT No. 26, collected from the sale of property, plant and equipment are reported as investment activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.7.	Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from RT No. 26. Such differences involve methods of measuring the amounts shown in the financial statements, as further described below:

(a) Biological assets and agriculture produce at the point of harvest

This adjustment is consistent with the one described in Note 2.4.7. (c) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month periods ended as of September, 30, 2012 and 2011. The Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 30.4 million, Ps. 7.3 million and Ps. 1.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2012, the Company recognized an amount of Ps. 23.1 million loss in the statement of income, and an amount of Ps. 30.4 million against retained earnings. For the year ended June 30, 2012, the Company recognized an amount of Ps. 28.9 million losses in the statement of income and the remaining amounts of Ps. 30.4 million against retained earnings.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.            Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Inventories

This adjustment is consistent with the one described in Note 2.4.7. (d) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011.The Company reduced inventories by Ps. 6.3 million, Ps. 8.7 million and Ps. 5.2 million as of July 1, 2011 and September, 30 2011 and as of June 30, 2012, respectively. For the three-month period ended as of September 30, 2012, the Company recognized an amount of Ps. 2.4 million loss in the statement of income and the remaining amounts of Ps. 6.3 million against retained earnings. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended as of June 30, 2012, the Company recognized a gain for an amount of Ps. 1.1 million in the statement of income and an amount of Ps. 6.3 million against retained earnings.

(c)	Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 2.4.7. (f) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. As of July 1, 2011 the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized for an amount of Ps. 0.8 million (September 30, 2011 Ps. 0.7 million; June 30, 2012 Ps. 0.7 million) of intangible assets. For the three-month period ended as of September 30, 2011, the Company recognized a loss for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings. For the year ended June 30, 2012 the Company recognized a loss for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings.

(d)	Goodwill

This adjustment is consistent with the one described in Note 2.4.7. (g) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The balances of negative goodwill included in the balances of investment in subsidiaries, associates and joint venture in the statement of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 335.5 million, Ps. 349.6 million and Ps. 319.3 million as of July 1, 2011, September 30, 2011 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011, the Company recognized: (i) a gain for an amount of Ps. 15.0 million in the statement of income, (ii) a loss for an amount of Ps. 1.0 million against comprehensive income and (iii) the remaining amounts of Ps. 335.5 million against retained earnings. For the year ended as of June 30, 2012, the Company recognized (i) a loss for Ps.15.2 million in the statements of income, (ii) a loss for an amount Ps. 1.0 million against comprehensive income and (iii) the remaining amounts of Ps. 335.5 million against retained earnings.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.            Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(e)	Commodity linked debt

This adjustment is consistent with the one described in Note 2.4.7. (k) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The Company adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.08 million as of July 1, 2011, September 30, 2011 and June 30, 2011 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three month-period ended as of September 30, 2011, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.1 million gain was recognized in the statement of income. For the fiscal year ended as of June 30, 2012, was recognized an amount of Ps. 0.1 million against retained earnings and a loss of Ps. 0.02 million in the statement of income.

(f)	Present value accounting - taxcredits

This adjustment is consistent with the one described in Note 2.4.7. (m) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The Company eliminated the effect of discounting tax credits for an amount of Ps. 3.4 million, Ps. 2.5 million and Ps. 5.0 million as of June 1, 2011, September 30, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended as of September 30, 2011 was recognized an amount of Ps. 3.4 million against retained earnings and a loss of Ps. 0.9 million in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 3.4 million was recognized against retained earnings and an amount of Ps. 1.6 million gains was recognized in the statement of income.

(g) Impact of RT 26 adjustments on investment in subsidiaries, associates and joint ventures

Argentine GAAP - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

RT 26 – As in mentioned in Note 2.1 the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

As of July 1, 2011, September 30, 2011 and June 30, 2012, the subsidiaries of the Company are detailed in Note 1, Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

A description of the most significant RT 26 adjustments to the Shareholders’ equity, net income of subsidiaries is included in Notes 2.4.7.(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (l), (m), (n), (o), (p), (r), (t), (u) and (v) to the Unaudited Condensed Interim Consolidated Financial Statements.

As a result, the net equity of the subsidiaries, associates and joint ventures was increased by Ps. 275.5 million, Ps. 173.9 million and Ps.168.5 million as of July 1, 2011, September 30, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended September 30, 2011, (i) the amount of Ps. 275.5 million was recognized against retained earnings, (ii) an amount of Ps. 4.1 million loss was recognized as comprehensive income,(iii) an amount of Ps. 87.7 million was recognized in the statement of income and (iv) Ps. 16.2 million were recognized as a debit in the statements in shareholder´s equity. For the fiscal year ended as of June 30, 2012, (i) the amount of Ps. 275.5 million were recognized against retained earnings, (ii) an amount of Ps. 22.2 million loss were recognized against comprehensive income, (iii) an amount of Ps. 68.6 million were recognized in the statement of income and (iv) Ps. 9.8 million were recognized as a debit in the statements in shareholders’ equity.

(h)	Acquisition of non-controlling interest

This adjustment is consistent with the one described in Note 2.4.7. (p) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. As of September 30, 2011, the Company recognized a credit of Ps. 14.3 million in equity. Additionally, as of June 30, 2012 the Company recognized a credit of Ps. 9.4 million in shareholders ‘equity.

(i)	Amortization of transaction costs on borrowings

This adjustment is consistent with the one described in Note 2.4.7. (r) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The Company recognized a gain for the difference in amortization of transaction costs on borrowings for an amount of Ps. 0.3 million as of June 30, 2012 in the statements of income.

(j)	Settlement of BrasilAgro warrants

This adjustment is consistent with the one described in Note 2.4.7. (s) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The Company writes off the assets for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.         Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(k)	Deferred tax

This adjustment is consistent with the one described in Note 2.4.7. (u) to the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended as of September 30, 2012 and 2011. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 9.9 million, Ps. 0.6 million and Ps. 0.3 million as of July 1, 2011, September 30, 2011 and June 30, 2012.respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the three-month period ended September 30, 2011, an amount of Ps. 9.9 million was recognized against retained earnings and an amount of Ps. 9.2 million gains was recognized in the statement of income. For the period ended June 30, 2012 were recognized an amount of Ps. 9.9 million against retained earnings and an amounts of Ps. 10.1 million gain in the statements of income.

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, (which are stated in Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements) and are based upon such IFRSs expected to be in force as of June 30, 2013. (Except for the recognition criteria of investments in subsidiaries, jointly-controlled entities and associates), as described in Note 2.1. The most significant accounting policies are described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2012 described in Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.           Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.           Acquisition and disposals

See summary of acquisition and disposal of the Company for the three-month period ended as of September 30, 2012 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.           Financial risk management

5.1.	Risk management principles and processes

The Group’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.           Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.            Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiary, for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012:

	September 30, 2012	June 30, 2012
Beginning of the period / year	2,656,655	2,645,821
Acquisition of subsidiaries	7,796	160,257
Capital contribution	20,397	76,659
Disposal of subsidiaries	-	(26,004)
Share of profit, net	25,386	77,421
Exchange differences	22,499	(81,941)
Share-based payments reserve	1,265	2,749
Dividend payments	-	(200,607)
Expired dividends	-	2,300
End of the period/year	2,733,998	2,656,655

See changes in Company’s investment in associates and joint ventures for the three-month periods ended as of September 30, 2012 and 2011 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.           Investment properties

Changes in Company’s investment properties for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	15,995	25,078
Additions	441	616
Reclassifications of Property, plant and equipment	6,502	1,873
Disposals	-	(11,256)
Depreciation charge (i)	(91)	(316)
End of the period/year	22,847	15,995

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income. (Note 23).

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	September 30, 2012	September 30, 2011
Rental and service income	6,079	4,409

8.            Property, plant and equipment, net

Changes in Company’s property, plant and equipment for the three-month period ended as of September 30, 2012 and for the fiscal year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	360,329	311,739
Additions	13,308	60,422
Reclassifications to investment properties	(6,502)	(1,873)
Disposals	(254)	(2,195)
Depreciation charge (i)	(2,004)	(7,764)
End of the period/year	364,877	360,329

(i)
For the three-month period ended as of September 30, 2012, the depreciation expense of property, plant and equipment has been charged as follows:  Ps. 82 under the line item “General and administrative expenses” and Ps. 1,922 under the line item “Cost” in the Statement of Income.  For the fiscal year ended June 30, 2012, the depreciation expense of property, plant and equipment has been charged as follows:  Ps. 479 under the line item “General and administrative expenses” and Ps. 7,285 under the line item “Cost” in the Statement of Income.

9.           Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	20,151	21,023
Additions	-	86
Amortization charge (i)	(248)	(958)
End of the period/year	19,903	20,151

(ii)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There are no impairment charges for any of the periods presented.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.            Biological assets

Changes in Company’s biological assets for the three-month period ended as of September 30, 2012 and for the year ended as of June 30, 2012 were as follows:

	September 30, 2012	June 30, 2012
Beginning of the period/year	249,180	288,808
Increase due to purchases	152	17,296
Initial recognition and changes in fair value of biological assets	48,499	303,857
Decrease due to harvest	(50,725)	(235,550)
Decrease due to sales	(17,073)	(123,607)
Consume	(271)	(1,624)
End of the period/year	229,762	249,180

Biological assets as of September 30, 2012, June 30, 2012 and July 1, 2011 were as follows:

	Classification	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	26,937	25,894	22,269
Breeding cattle	Production	137,310	146,169	168,731
Other cattle	Production	6,804	6,939	4,297
Others biological assets	Production	2,625	2,818	3,700
Non-current biological assets		173,676	181,820	198,997
Current
Cattle for dairy production	Consumable	73	93	5
Breeding cattle	Consumable	39,938	36,116	41,840
Other cattle	Consumable	745	757	506
Crops	Consumable	15,330	30,394	47,460
Current biological assets		56,086	67,360	89,811
Total biological assets		229,762	249,180	288,808

11.           Inventories

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Crops	53,306	73,776	95,501
Materials	52,415	29,927	47,939
Seeds and fodders	11,938	13,267	7,801
Total inventories	117,659	116,970	151,241

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.           Trade and other receivables, net

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
VAT receivables	10,788	16,189	19,813
Minimum Presumed Income tax (MPIT)	55,417	53,072	45,265
Non-current other receivables	66,205	69,261	65,078
Related parties (Note 29)	64,637	90,004	-
Non-current trade and other receivables	130,842	159,265	65,078
Current
Receivables from sale of agricultural products	26,931	45,671	46,669
Deferred checks received	1,882	7,983	4,929
Debtors under legal proceedings	322	322	322
Less: provision for impairment of trade receivables	(409)	(474)	(619)
Trade receivables, net	28,726	53,502	51,301
Prepayments………………………………………...........	28,358	17,938	23,913
VAT receivables	5,359	5,873	9,126
Income tax prepayments	12,102	13,744	10,885
Gross sales tax credit	5,521	5,886	3,448
Other tax receivables	4,062	1,509	436
Advance payments	588	2,330	1,298
Expenses and services to recover	2,603	3,616	7,235
Others	2,435	954	4,048
Current other receivables, net	61,028	51,850	60,389
Related parties (Note 29)	138,146	116,992	151,027
Current trade and other receivables, net	227,900	222,344	262,717
Total trade and other receivables	358,742	381,609	327,795

Movements on the Company’s provision for impairment of trade receivables is as follows:

	September 30, 2012	June 30, 2012
Beginning of the period / year	474	619
Charge	2	192
Unused amounts reversed	(67)	(337)
End of the period/year	409	474

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Investment in Financial Assets

	September 30, 2012	June 30, 2012	July 1, 2011
Non- current
Shares	21	21	21
Total Non-Current	21	21	21

Current
Mutual funds	-	881	-
Total current	-	881	-
Total Investment in Financial Assets	21	902	21

14.	Derivative financial instruments

Derivative financial instruments of the Company as of September 30, 2012, June 30, 2012 and July 1, 2011 are as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Assets
Current
Commodities	2,312	1,202	2,919
Swaps	263	958	1,867
Total current	2,575	2,160	4,786
Total assets	2,575	2,160	4,786

Liabilities
Current
Commodities	-	(59)	(672)
Total current	-	(59)	(672)
Total liabilities	-	(59)	(672)

Additionally, the Company holds certain embedded derivate financial instruments related to borrowings. See Note 19 for further details.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2012, June 30, 2012 and July 1, 2011:

	September 30, 2012	June 30, 2012	July 1, 2011
Cash at bank and on hand	5,524	8,136	5,886
Mutual funds	40	58	19,093
Total cash and cash equivalents	5,564	8,194	24,979
Following is a detailed description of cash flows generated by the Company’s operations for the three-month period ended as of September 30, 2012 and 2011.

	September 30, 2012	September 30, 2011
Loss for the period	(16,518)	(95,137)
Adjustments for:
Income tax expense	(19,742)	(9,416)
Depreciation	2,095	1,944
Amortization	248	188
Gain from disposal of property, plant and equipment	(112)	-
Release of investment property and property, plant and equipment	242	-
Options Granted to Employees	557	512
Unrealized Loss / (Gain) on derivative financial instruments	2,279	(1,507)
Changes in fair value of financial assets at fair value through profit or loss	(47)	-
Accrued interest, net	24,762	16,682
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce	(26,962)	14,218
Changes in net realizable value of agricultural produce after harvest	(11,701)	(3,667)
Provisions and allowances	2,872	171
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	(25,386)	66,869
Unrealized foreign exchange loss, net	26,036	13,367
Other financial results	-	1,664
Changes in operating assets and liabilities
(Increase) / decrease in biological assets	(4,344)	11,945
Decrease in inventories	61,737	40,183
Decrease in trade and other receivables	16,694	16,826
(Increase) / decrease in derivative financial instruments	(2,619)	619
Decrease in trade and other payables	(7,731)	(30,729)
Decrease in payroll and social security liabilities	(10,326)	(8,160)
Net cash generated from operating activities before income tax paid	12,034	36,572

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred for the three-month period ended as of September 30, 2012 and 2011:

	September 30, 2012	September 30, 2011
Non-cash activities:
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	-	(27,205)
Share – based payments reserve	1,265	1,369
Transfers of property, plant and equipment to investment properties	(6,502)	-
Decrease in biological assets due to the harvest	(50,725)	-
Temporary cumulative translation differences arising on investments	22,498	(77,825)

16.           Trade and other payables

	September 30, 2012	June 30, 2012	July 1, 2011
Tax on shareholders’ personal assets	1,705	1,781	2,086
Investments in subsidiaries, associates and joint ventures	-	-	11,031
Others	67	82	3,476
Non-current other payables	1,772	1,863	16,593
Related parties (Note 29)	387	-	-
Non-current trade and other payables	2,159	1,863	16,593
Current
Trade payables	25,062	26,840	63,391
Accruals	25,665	22,926	50,893
Trade payables	50,727	49,766	114,284
Rent and service payments received in advanced	2,182	163	-
Income from leases to be accrued	4,664	173	54
Guarantee deposits	363	6,995	-
Tax on shareholders’ personal assets	3,019	-	-
Gross sales tax	17	485	435
Tax payment plans	310	310	305
Other tax payables	44	57	22
Tax withholdings	6,511	1,201	672
Others	11	4,788	5,555
Current other payables	17,121	14,172	7,043
Related parties (Note 29)	23,085	32,028	54,828
Current trade and other payables	90,933	95,966	176,155
Total trade and other payables	93,092	97,829	192,748

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.           Payroll and social security liabilities

	September 30, 2012	June 30, 2012	July 1, 2011
Current
Provision for vacation and bonuses	14,514	33,754	23,868
Social security payable	12,704	3,992	4,176
Salaries payable	417	139	349
Others	824	900	-
Current payroll and social security liabilities	28,459	38,785	28,393
Total payroll and social security liabilities	28,459	38,785	28,393

18.           Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security claims	Total
At July 1, 2011	1,681	-	1,681
Additions	181	5	186
Used during year	(290)	-	(290)
At June 30, 2012	1,572	5	1,577
Additions	5	-	5
Used during period	(3)	-	(3)
At September 30, 2012	1,574	5	1,579

The analysis of total provisions was as follows:

	September 30, 2012	June 30, 2012	July 1, 2011
Non-current	1,567	1,577	1,681
Current	12	-	-
	1,579	1,577	1,681

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Borrowings

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	September 30, 2012	June 30, 2012	July 1, 2011
Non-current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	-	70,927
CRESUD NCN Class VI due 2013 (viii)	Unsecured	US$	Fixed	7.75%	34.8	-	-	106,895
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	-	-	8,509
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	280,340	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	53,507	106,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	147,516	141,432	-
CRESUD NCN Class X – 2° tranche due 2014	Unsecured	US$	Fixed	7.75%	30	141,695	-	-
CRESUD NCN Class XI due 2015 (iii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	79,903	79,908	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	11.4	53,241	51,540	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 días	20	19,768	-	-
Finance lease obligations.	Secured	US$	Fixed	7.50%	-	40	49	-
Non-current borrowings						776,010	649,457	204,645
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 bps	35.6	-	-	36,575
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,811
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	35,840	70,564	35,864
CRESUD NCN Class VI due 2013 (iv)	Unsecured	US$	Fixed	7.75%	34.8	81,897	114,814	35,839
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	9,674	9,260	(32)
Embedded derivate on Cresud ON Series VII						200	64	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	(97)	4,966	-
CRESUD NCN Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	106,346	52,790	-
CRESUD NCN Class X due 2014 (vi)	Unsecured	US$	Fixed	7.75%	31.5	(814)	(375)	-
CRESUD NCN Class X – 2° TRAMO due 2014	Unsecured	US$	Fixed	7.75%	30	1,845	-	-
CRESUD NCN Series XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	(69)	(185)	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	11.4	614	811	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 días	20	302	-	-
Other borrowings....				-	-	58,049	119,716	115,168
Finance lease obligations.	Secured	US$	Fixed	7.50%	-	120	151	-
Bank overdrafts	Unsecured	Ps.	Fixed			52,848	13,016	262,292
Current borrowings						346,755	404,550	541,720
Total borrowings						1,122,765	1,054,007	746,365

(i)
It includes an outstanding balance of Ps. 2,160 and Ps. 3,840 with Emprendimiento Recoleta S.A. (“ERSA”) and Panamerican Mall S.A. (“PAMSA”), respectively as of June 30, 2012. It includes Ps. 1,080 and Ps. 1,920 with ERSA and PAMSA, respectively, as of September 30, 2012.

(ii)	It includes an outstanding balance of Ps. 2,958 with ERSA as of June 30, 2012 and it includes a balance of Ps. 3,069 with ERSA as of September 30, 2012.
(iii)	It includes an outstanding a balance of Ps. 7,560 and Ps. 13,440 with ERSA and PAMSA, respectively, as of June 30, 2012 and September 30, 2012.
(iv)	It includes an outstanding a balance of Ps. 5,659, Ps. 5,895 and Ps. 2,615 with ERSA, as of June 30, 2012, September 30, 2012 and July1, 2011, respectively.
(v)
It includes an outstanding balance of Ps. 1,092 and Ps. 1,941 with ERSA and PAMSA, respectively, as of June 30, 2012. It includes Ps. 2,173 and Ps. 3,863 with ERSA and PAMSA, respectively, as of September 30, 2012.

(vi)	It includes an outstanding balance of Ps. 6 with ERSA as of June 30, 2012 and September 30, 2012.
(vii)
It includes an outstanding balance of Ps. 29 and Ps. 52 with ERSA and PAMSA, respectively, as of June 30, 2012. It includes Ps. 32 and Ps. 57 with ERSA and PAMSA, respectively, as of September 30, 2012.

(viii)	It includes an outstanding balance of Ps. 7,706 with ERSA as of July1, 2011.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.           Taxation

The details of the provision for the Company’s income tax were as follows:

	September 30, 2012	September 30, 2011
Deferred income tax	19,742	9,416
Income tax gain	19,742	9,416

The gross movement on the deferred income tax account was as follows:

	September 30, 2012	June 30, 2012
Beginning of period/year	61,026	112,764
Charged to the statement of income	(19,742)	(51,739)
End of period/year	41,284	61,025

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	September 30, 2012	September 30, 2011
Tax calculated at the tax applicable tax rate in effect	12,691	36,593
Tax effects of:
Income on equity investees, associates and joint ventures	8,885	(23,404)
Others	(1,834)	(3,773)
Income tax expense	19,742	9,416

21.           Dividends

Cash dividends for the year ended June 30, 2012 amounted to Ps.120 million, which were approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.           Revenues

	September 30, 2012	September 30, 2011
Crops	77,329	105,800
Cattle	18,819	21,828
Milk	7,555	6,584
Sale of other agriculture products	25,089	11,076
Rentals	6,079	4,458
Agricultural Services	23	1,730
Total revenue	134,894	151,476

23.           Costs

	September 30, 2012	September 30, 2011
Crops	91,099	121,082
Cattle	31,406	31,622
Milk	16,141	13,086
Other agriculture products	22,593	9,451
Others costs	3,467	2,163
Total costs	164,706	177,404

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.           Expenses by nature

For the three-month period ended as of September 30, 2012:

	Costs
	Cost of agricultural sales and services	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	83	7,061	1,187	8,912	831	18,074
Directors’ fees	-	-	-	683	-	683
Fees and payments for service	-	907	33	1,115	201	2,256
Changes in biological assets and agricultural produce	106,329	-	-	-	-	106,329
Export expenses	-	-	-	-	650	650
Leases and expenses	-	226	34	572	43	875
Maintenance and repairs	4	1,736	336	5	-	2,081
Depreciation and amortization	15	1,106	884	330	8	2,343
Other taxes, rates and contributions	-	683	69	48	3,998	4,798
Freights	-	1,148	14	-	17,882	19,044
Bank expenses	-	-	-	1,084	-	1,084
Supplies and labor	9	39,082	389	-	-	39,480
Public services and post	4	192	180	68	4	448
Travel expenses and stationery	-	727	202	928	67	1,924
Other personnel administrative expenses	2	598	34	344	25	1,003
Cleaning	-	48	2	34	3	87
Insurance	3	205	60	199	4	471
Security and surveillance	5	75	3	3	-	86
Communication	11	164	21	357	15	568
Advertising	-	-	2	-	142	144
Bank commissions and expenses	-	37	-	-	536	573
Provision for impairment of receivables	-	-	-	-	2	2
Recovery of impairment of receivables	-	-	-	-	(67)	(67)
Packaging and shipping	-	-	-	-	3,561	3,561
Others	-	780	16	-	-	796
Total expenses by nature	106,465	54,775	3,466	14,682	27,905	207,293

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.           Expenses by nature (Continued)

For the three-month period ended as of September 30, 2011:

	Costs
	Cost of agricultural sales and services	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	143	4,636	381	6,484	1,069	12,713
Directors’ fees	-	-	-	579	-	579
Fees and payments for service	-	288	8	1,309	188	1,793
Changes in biological assets and agricultural produce	123,078	-	-	-	-	123,078
Leases and expenses	-	189	4	637	55	885
Maintenance and repairs	15	1,468	457	4	1	1,945
Depreciation and amortization	15	1,305	412	375	25	2,132
Other taxes, rates and contributions	-	931	-	46	4,180	5,157
Freights	-	1,039	1	5	17,609	18,654
Bank expenses	-	-	-	637	-	637
Supplies and labor	-	40,509	184	-	-	40,693
Public services and post	17	159	206	24	1	407
Travel expenses´ stationery	-	338	196	820	171	1,525
Other personnel administrative expenses	1	439	4	344	31	819
Cleaning	-	39	-	29	4	72
Insurance	8	173	6	130	7	324
Security and surveillance	-	58	1	10	-	69
Communication	16	207	5	341	21	590
Advertising	-	-	-	-	102	102
Bank commissions and expenses	-	145	-	-	584	729
Others	-	323	-	-	-	323
Provision for impairment of receivables	-	-	-	-	7	7
Packaging and shipping	-	-	-	-	2,666	2,666
Total expenses by nature	123,293	52,246	1,865	11,774	26,721	215,899

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.           Employee costs

	September 30, 2012	September 30, 2011
Wages, salaries, bonuses and social security costs	15,456	10,691
Vacation expense	1,941	1,427
Share-based compensation	557	512
Pension costs – defined contribution plan	120	83
Employee costs	18,074	12,713

26.           Other operating expense, net

	September 30, 2012	September 30, 2011
Loss from commodity derivative financial instruments	(4,281)	1,399
Gain from disposal of other property items	112	-
Tax on shareholders personal assets	(3,019)	(2,300)
Contingencies	(411)	(61)
Others	649	186
Total other operating expense, net	(6,950)	(776)

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Financial results, net

	September 30, 2012	September 30, 2011
Finance income:
- Interest income	3,112	2,692
- Foreign exchange gains …	5,655	2,684
- Gain from interest rate/foreign exchange rate derivative financial instruments (except commodities)	-	854
- Fair value gains of financial assets at fair value through profit or loss	50	-
Finance income	8,817	6,230

Finance costs:
- Interest expense	(27,874)	(19,374)
- Foreign exchange losses .	(27,164)	(15,337)
- Fair value losses on embedded derivatives relating to borrowings	(136)	-
- Fair value losses of financial assets at fair value through profit or loss	-	(58)
- Losses from interest rate/foreign exchange rate derivative financial instruments (except commodities)	(36)	-
- Others finance costs	(3,816)	(3,249)
Finance costs	(59,026)	(38,018)
Total financial results, net	(50,209)	(31,788)

28.           Earnings per share

See Note 25, Exhibit 1 to the Unaudited Condensed Interim Consolidated Financial Statements.

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions

The following is a summary of the balances and transactions with related parties as of September 30, 2012:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Agropecuaria Acres del Sud S.A.	(6)	Loans	12,701	-	-	-	-	-
		Reimbursement of expenses	-	36	-	-	-	-
		Fees	-	1,919	-	-	-	-
Ombú Agropecuaria S.A.	(6)	Loans	23,879	-	-	-	-	-
		Fees	-	434	-	-	-	-
Yuchán Agropecuaria S.A.	(6)	Loans	12,778	-	-	-	-	-
		Fees	-	434	-	-	-	-
Yatay Agropecuaria S.A.	(6)	Loans	11,301	-	-	-	-	-
		Fees	-	434	-	-	-	-
Cresca S.A.	(7)	Reimbursement of expenses	-	7	-	(84)	-	-
		Fees	-	624	-	-	-	-
FyO Trading S.A.	(6)	Reimbursement of expenses	-	9	-	-	-	-
Futuros y Opciones.Com S.A.	(6)	Brokerage	-	17,360	-	-	-	-
		Non-brokerage	-	-	-	(784)	-	-
		Reimbursement of expenses	-	307	-	(111)	-	-
Agro-Uranga S.A.	(4)	Dividends receivable	-	46	-	-	-	-
		Advances	-	-	-	(154)	-	-
		Purchase of goods	-	-	-	(67)	-	-
		Others	-	-	-	(88)	-	-
Directors		Reimbursement of expenses	-	76	-	-	-	-
		Fees	-	-	(387)	(168)
		Others	-	-	-	(26)	-	-
Tarshop S.A.	(4)	Reimbursement of expenses	-	36	-	-	-	-
Consultores Asset Management S.A.	(1)	Reimbursement of expenses	-	93	-	(7)	-	-
Estudio Zang, Bergel & Viñes	(2)	Advances	-	1	-	(423)	-	-
		Legal services	-	252	-	(161)	-	-
Fundación IRSA	(3)	Reimbursement of expenses	-	-	-	-	-	-
		Donations	-	-	-	(1,073)	-	-
Inversiones Financieras del Sur S.A.	(5)	Loans	-	28,959	-	-	-	-

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Banco Hipotecario S.A.	4	Others	-	-	-	-	-	-
Cyrsa S.A.	7	Reimbursement of expenses	-	743	-	(53)	-	-
		Others	-	1	-	-	-	-
Alto Palermo S.A.	6	Reimbursement of expenses	-	1,472	-	(4,809)	-	-
		Shared services	-	37,558	-	(5,586)	-	-
Agrotech S.A.	6	Reimbursement of expenses	-	65	-	-	-	-
Northagro S.A.	6	Reimbursement of expenses	-	184	-	-	-	-
		Loans		317
Pluriagro S.A.	6	Reimbursement of expenses	-	184	-	-	-	-
		Loans	-	317	-	-	-	-
Agro Managers S.A.	4	Loans	-	317	-	-	-	-
		Reimbursement of expenses	-	18	-	-	-	-
		Others	-	70	-	-	-	-
Fibesa S.A.	6	Reimbursement of expenses	-	10	-	(19)	-	-
IRSA Internacional LLC	6	Reimbursement of expenses	-	560	-	-	-	-
IRSA Inversiones y Representaciones S.A.	6	Reimbursement of expenses	-	275	-	(4,586)	-	-
		Shared services	-	13,570	-	(2,846)	-	-
		Office leases	-	-	-	(750)	-	-
		Loans	-	-	-	(188)	-	-
		Sale of property	-	-	-	(701)	-	-
Cactus Argentina S.A.	6	Sale of goods and services	-	141	-	-	-	-
		Purchase of goods	-	-	-	(303)	-	-
		Reimbursement of expenses	-	177	-	(8)	-	-
		Fees	-	27	-	-	-	-
		Loans	-	1,487	-	-	-	-
BrasilAgro	6	Reimbursement of expenses	-	105	-	-	-	-
		Advances	-	-	-	(9)	-	-
Exportaciones Agroindustriales Argentinas S.A.	6	Sale of goods and services	-	591	-	-	-	-
		Reimbursement of expenses	-	10	-	(7)	-	-

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Emprendimiento Recoleta S.A.	6	Reimbursement of expenses	-	-	-	(7)	-	-
		Non-convertible notes	-	-	-	-	(11,709)	(8,106)
Llao Llao Resorts S.A.	6	Reimbursement of expenses	-	-	-	(2)	-	-
Nuevas Fronteras S.A.	6	Reimbursement of expenses	-	-	-	(24)	-	-
		Others	-	-	-	(1)	-	-
Panamerican Mall S.A.	6	Reimbursement of expenses	-	-	-	(40)	-	-
		Non-convertible notes	-	-	-	-	(15,360)	(3,920)
Helmir S.A.	6	Loans	3,978	28,920	-	-	-	-
Total			64,637	138,146	(387)	(23,085)	(27,069)	(12,026)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances and transactions with related parties as of June 30, 2012:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-Current	Borrowings Non-current
Consultores Asset Management S.A. (CAMSA)	1	Reimbursement of expenses	-	86	-	-	-
		Management fees	-	-	(2,991)	-	-
Estudio Zang, Bergel & Viñes	2	Advances	-	1	-	-	-
		Legal services	-	693	(1,033)	-	-
Agropecuaria Acres del Sud S.A.	6	Loans	12,019	-	-	-	-
		Reimbursement of expenses	-	29	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	6	Loans	22,595	-	-	-	-
		Fees	-	353	-	-	-
Yuchán Agropecuaria S.A.	6	Loans	12,091	-	-	-	-
		Fees	-	353	-	-	-
Yatay Agropecuaria S.A.	6	Loans	10,693	-	-	-	-
		Fees	-	353	-	-	-
Cresca S.A.	7	Reimbursement of expenses	-	24	(28)	-	-
		Fees	-	406	-	-	-
FyO Trading S.A.	6	Reimbursement of expenses	-	6	-	-	-
Futuros y Opciones.Com S.A.	6	Brokerage	-	4,877	-	-	-
		Non-brokerage	-	-	(53)	-	-
		Reimbursement of expenses	-	-	(84)	-	-
Fundación IRSA	3	Donations	-	-	(1,073)	-	-
Fibesa S.A.	6	Reimbursement of expenses	-	-	(10)	-	-
IRSA Internacional LLC	6	Reimbursement of expenses	-	416	-	-	-
IRSA Inversiones y Representaciones S.A.	6	Reimbursement of expenses	-	79	(2,967)	-	-
		Shared services	-	15,593	(4,820)	-	-
		Dividends receivable	-	7,071	-	-	-
		Office leases	-	-	(496)	-	-
		Sale of property	-	-	(701)	-	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-Current	Borrowings Current
Agro-Uranga S.A.	4	Sales of inventories	-	533	-	-	-
		Dividends receivable	-	46	-	-	-
Cyrsa S.A.	7	Reimbursement of expenses	-	743	(46)	-	-
Alto Palermo S.A.	6	Reimbursement of expenses	-	439	(2,173)	-	-
		Shared services	-	37,827	(10,383)	-	-
Directors		Reimbursement of expenses	-	1,776	-	-	-
		Guarantee deposits	-	-	(476)	-	-
		Guarantee deposits	-	-	-	-	-
Inversiones Financieras del Sur S.A.	5	Loans	-	9,081	-	-	-
		Others	-	3,674	(3,974)	-	-
Tarshop S.A.	4	Shared services	-	98	(59)	-	-
Banco Hipotecario S.A.	4	Reimbursement of expenses	-	-	-	-	-
		Others	-	-	-	-	-
Agrotech S.A.	6	Reimbursement of expenses	-	56	-	-	-
Northagro S.A.	6	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Pluriagro S.A.	6	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Agro Managers S.A.	4	Others	-	20	-	-	-
Cactus Argentina S.A.	6	Sale of goods and services	-	10	-	-	-
		Purchase of goods	-	-	(465)	-	-
		Reimbursement of expenses	-	140	-	-	-
		Fees	-	27	-	-	-
		Loans	-	1,575	-	-	-
		Others	-	-	(88)	-	-
Brasil Agro	6	Reimbursement of expenses	-	104	-	-	-
Exportaciones Agroindustriales Argentinas S.A.	6	Sale of fixed asstes and services	-	4	-	-	-
		Reimbursement of expenses	-	8	-	-	-
Emprendimiento Recoleta S.A.	6	Reimbursement of expenses	-	-	(7)	-	-
		Non-convertible notes	-	-	-	(6,786)	(12,678)
Nuevas Fronteras S.A.	6	Reimbursement of expenses	-	-	(30)	-	-
Panamerican Mall S.A.	6	Reimbursement of expenses	-	-	(62)	-	-
		Non-convertible notes	-	-	-	(1,993)	(17,280)
Helmir S.A.	6	Loans	32,606	27,628	-	-	-
Brasil-Agro	6	Advances	-	-	(9)	-	-
Total			90,004	116,992	(32,028)	(8,779)	(29,958)

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2012:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from share services and expenses	Cattle expenses	Rent expenses	Interest gain/ (loss)	Administrative Services	Others
IRSA Inversiones y Representaciones S.A.	6	-	-	-	(6,159)	-	206	-	-	-
Emprendimiento Recoleta S.A.	6	-	-	-	-	-	-	546	-	-
Cactus Argentina S.A.	6	(6)	(24)	(55)	-	265	-	(27)	-	(80)
Futuros y Opciones.Com S.A.	6	-	-	-	-	-	-	-	-	585
Alto Palermo S.A.	6	-	-	-	(16,597)	-	-	-	-	-
Panamerican Mall S.A.	6	-	-	-	-	-	-	822	-	-
Estudio Zang, Bergel & Viñes	2	-	281	-	-	-	-	-	-	-
Agro-Uranga S.A.	4	-	-	(488)	-	-	-	-	-	-
Employees		-	-	-	-	-	-	(392)	-	-
Directors		-	387	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	5	-	-	-	-	-	-	(844)	-	-
Exportaciones Agroindustriales Argentinas S.A.	6	-	-	(535)	-	-	-	-	-	-
Helmir S.A.	6	-	-	-	-	-	-	(360)	-	-
Agropecuaria Acres del Sud S.A.	6	-	-	-	-	-	-	(297)	-	-
Ombú Agropecuaria S.A.	6	-	(81)	-	-	-	-	(580)	-	-
Yuchán Agropecuaria S.A.	6	-	(81)	-	-	-	-	(313)	-	-
Yatay Agropecuaria S.A.	6	-	(81)	-	-	-	-	(276)	-	-
Cresca S.A.	7	-	(492)	-	-	-	-	-	-	-
Total		(6)	(91)	(1,078)	(22,756)	265	206	(1,721)	-	505

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2011:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from share services and expenses	Cattle expenses	Rent expenses	Interest gain/ (loss)	Administrative Services	Others
IRSA Inversiones y Representaciones S.A.	6	-	-	-	(5,213)	-	189	279	-	-
Emprendimiento Recoleta S.A.	6	-	-	-	-	-	-	(198)	-	-
Cactus Argentina S.A.	6	(5)	(24)	-	-	3,279	-	(426)	-	-
Futuros y Opciones.com S.A.	6	-	-	-	-	-	-	-	-	20
Alto Palermo S.A.	6	-	-	-	(11,375)	-	-	-	-	-
Panamerican Mall S.A.	6	-	116	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	2	-	141	-	-	-	-	-	-	-
Agro-Uranga S.A.	4	-	-	(330)	-	-	-	-	-	-
Employees		-	339	-	-	-	-	-	-	-
Directors		-	-	(527)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	5	-	-	-	-	-	-	117	-	-
Exportaciones Agroindustriales Argentinas S.A.	5	-	(535)	-	-	-	-	(182)	-	-
Helmir S.A.	6	-	-	-	-	-	-	(596)	-	-
Agropecuaria Acres del Sud S.A.	6	-	-	-	-	-	-	(326)	-	-
Ombú Agropecuaria S.A.	6	-	-	-	(72)	-	-	-	-	-
Yuchán Agropecuaria S.A.	6	-	-	-	-	-	-	(284)	-	-
Yatay Agropecuaria S.A.	6	-	(193)	-	-	-	-	-	-	-
Total		(5)	(156)	(857)	(16,660)	3,279	189	(1,616)	-	20

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.           Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Company’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Company. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Company’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Company pays CAMSA an annual fee equal to 10% of the Company’s annual net income after taxes. Under the agreement, the Company is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Company must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Company contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.
(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)	Company’s associate.
(5)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Company entered into a securities loan agreement with IFISA, which granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps. 1.0 per share of IRSA. This loan does not imply the transfer of any voting nor economic right related to the GDRs, which will be held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points, and is payable in September 2011.
(6)	Entity controlled by the Company.

(7)	Company’s joint venture.

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Events after the date of the statement of financial position

Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2012, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2012 was held in Bolívar 108, 1st floor, Autonomous City of Buenos Aires, in order to consider and approve the following, among other things: (i) the reallocation in the statement of changes in shareholders’ equity related to the recognition of deferred tax liabilities originated in the application of the adjustment for inflation against retained earnings with the view of implementing the IFRS. Because of such reallocation, the amount of Ps. 99,788 was allocated to the “Inflation Adjustment to Capital Stock” account, whose balance declined from Ps. 164,561 to Ps. 64,773 and the amount of Ps. 1,005 to the “Inflation adjustment of treasury stock” account, whose balance declined from Ps. 1,657 to Ps. 652. As a consequence of the previously mentioned reallocations, the “Retained Earnings” account balance increased from Ps. (29,017) to Ps. 71,776 (ii) the documentation provided for in Section 234, subsection 1 of the Act 19,550, corresponding to fiscal year ended as of June 30, 2012; (iii) Board of Directors’ and Supervisory Commission’s management; (iv) treatment and allocation of income for fiscal year ended June 30, 2012, the approval of the payment of cash dividends of Ps. 120,000; (v) Board of Directors’ fees for an amount of  Ps. 5,227; (vi) determination of the number and election of the Board of Directors’ regular and alternate members, as well as those of the Supervisory Commission;  (vii) the creation of a new Global Program for Issuing Simple Non-convertible notes (“the Program”), secured or unsecured or collateralized by third parties and for a maximum outstanding amount at any time of up to US$ 300,000,000 (or its equivalent in other currencies), in accordance with the provisions of the Non-convertible Notes Act and other amending and regulating provisions. Likewise, the Board of Directors was delegated the following: a) the approval of the terms and conditions of the Program, b) the powers to accept and/or make amendments and/or addendums to the related documentation, c) the approval and the signature of all contracts and documentation related to the creation of the Program and the issuance of each class and/or series of non-convertible notes under it, and d) the issuance of each class and/ series of non-convertible notes under the Program; including, for example, the definition of the time and the currency of issuance, the timescale, the method and conditions of payment, the interest rate and the allocations of funds, among others. Likewise, the Board of Directors was empowered to subdelegate the previously mentioned legal powers; (viii) the update of the shared-services contract report; (ix) the amendment of Section XVII of the Company’s by-laws in relation to remote Board meetings; (x) the delegation on the Company's Board of Directors of the implementation of the Incentives Plan and the approval of the final terms and conditions of the program and the Trust Contract; and (xi) the ratification of the prospectus for the spin-off-merger between the Company and Inversiones Ganaderas S.A. (“IGSA”) as of June 30, 2009 and of the actions of the Company’s and IGSA’s Boards of Directors and proxies in relation to such merger.

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	Most relevant accounting policies

The principal accounting policies applied in the preparation of these Financial Statements are set out in Note 1, Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

2.	Acquisitions and disposals

See Note 2 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements for information of acquisitions and disposals for the year ended as of June 30, 2012.

3.	Financial Risk Management

Risk management principles and processes

The risk management function within the Company is carried out in respect of financial risks. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

See description of risk management principles, policies and procedures in Note 3 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risks and equity securities price risks, to the extent that these are exposed to general and specific market movements. Management sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

See details from Market risk management in Note 5.1 of Unaudited Condensed Interim Consolidated Financial Statements.

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.           Financial risk management (Continued)

Foreign exchange risk:

The Company publishes its consolidated financial statements in Argentine Pesos and conducts business in many foreign currencies. As a result, the Company is subject to foreign currency exchange risk. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The activities of the Company primarily located in Argentina where the Argentine Peso is the functional currency. However, in the ordinary course of business, the Company transacts in currencies other than the respective functional currencies. To date, transactions denominated in currencies other than the respective functional currencies are primarily denominated in US dollars. Net financial position exposure to the US dollar is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

As of June 30, 2012, the total net book value of the Company’s instruments expressed in dollars amounts to Ps. 592 million (liability). The Company estimates that, all other factors being constant, a 10% appreciation of the US dollar would reduce profits before taxes by Ps. 59 million for fiscal year ended as of June 30, 2012. A 10% depreciation of the US dollar would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of this foreign exchange risk sensitivity of certain of the Company’s financial instruments. The actual impact of the foreign currency rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Otherwise, the Company uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2012 there is no future exchanges contract pending.

Interest rate risk:

The Company is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.           Financial risk management (Continued)

The primary objective of the Company’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Company diversifies its portfolio in accordance with the limits set by the Company. The Company maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds. As stated in Note 3 to Exhibit I to these Unaudited Condensed Interim Consolidated Financial Statements, investments in fixed rate and floating rate instruments generate several interest rate risks. As the Company’s interest-bearing assets do not generate significant amounts of interest, changes in market interest rates do not have any significant direct effect on the Company’s income.

The Company’s interest rate risk principally arises from long-term borrowings (Note 19). Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. During the year 2012, the Company’s borrowings at variable rate were primarily denominated in Argentine Pesos.

The following tables show a breakdown of the Company’s fixed-rate and floating-rate borrowings (excluding finance leases). All amounts are shown in thousands of Argentine Pesos, the Company’s presentation currency:

Borrowings per currency	June 30, 2012
Fixed rate:
Argentine Peso	13,016
US Dollar	669,434
Subtotal fixed-rate borrowings	682,450
Floating rate:
Argentine Peso	309,684
US Dollar	61,674
Subtotal floating-rate borrowings	371,358
Total borrowings as per analysis	1,053,808
Finance leases	199
Total Borrowings in the statement of financial position	1,054,007

The Company estimates that, all other factors being constant, a 1% increase in the floating interest rate at the end of the fiscal year would reduce profits before taxes by Ps. 6.5 million for fiscal year ended as of June 30, 2012. A 1% decrease in the floating interest rate would have an equal and opposite effect in the income statement.

This sensitivity analysis provides only a limited, point-in-time view of this interest risk sensitivity of certain of the Company’s financial instruments. The actual impact of the interest rate changes on the Company’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The Company occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts. Occasionally, the Company may enter into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where it has borrowed at fixed rates. As of June 30, 2012, the notional value of interest rate swaps amounted to $ 160 million and they are due on December 10, 2012. These agreements were not subject to hedge accounting. As of June 30, 2012, the Company recorded an asset in the amount of $ 958, related to the estimated fair value of the swaps on that date. The fair value of swaps was calculated using a discounted cash flow analysis. As of June 30, 2012, the impact on the fair value of interest rate swaps in the event of a change in interest rates does not materially affect the results of operations or the financial position of the Company.

Commodity price risk and associated derivative financial instruments:

The Group’s agricultural activities expose it to specific financial risks related to commodity prices. Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations.

See breakdown of the Company´s Commodity price risk and associated derivative financial instruments in Note 3, Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2012. All amounts in thousands of Argentine Pesos:

	June 30, 2012
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Premium at fair value	Gain / (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	1,100	39	-	-	132
Soybean	11,600	625	-	-	(210)
Wheat	2,100	75	-	-	(53)
Options:
Sell
Corn	2,540	-	(76)	(59)	17
Purchase
Corn	2,540	-	160	126	(34)
Soybean	6,800	-	583	336	(247)
Total	26,680	739	667	403	(395)

The deposits/costs on open futures and options as of June 30, 2012, were Ps. 0.8 million. The premiums paid for open options as of June 30, 2012, amounts to Ps. 0.7 million. Gains and losses on commodity-based derivative instruments were Ps. 0.6 million for the years ended as of June 30, 2012. These gains and losses are included in “Other operating results, net” (Note 29).

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Company.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, investments of surplus cash balances, and from the use of derivative financial instruments.

See details from Credit risk management in Note 3.b of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

According to the Company’s policy, the Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position (see details in Note 15).

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As at June 30, 2012, the aggregate credit risk in respect of derivative financial is represented by the carrying value of those instruments’ active positions.

The Company’s policy is to manage credit exposure to trade and other receivables counterparties within defined trading limits. All of the Company’s significant counterparties are assigned internal credit limits. Trade receivables from agriculture activities are primarily derived from the sale of commodities, milk and cattle;and receivables from leases and sales of farmland. The Company does not expect any significant losses resulting from the non-performance of any counterpart to the lease contracts. The maximum exposure to credit risk is represented by the carrying amount of these receivables in the statement of financial position after deducting any impairment allowance (See Note 12).

(c)	Liquidity risk management

The Company is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value.

See details from Financial risk management in Note 3.c of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The tables below analyze the Company’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows. Where the interest payable is not fixed, the amount disclosed has been determined by reference to the projected interest rates implied by yield curves at the reporting date.

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Financial risk management (Continued)

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	95,966	364	328	305	866	97,829
Borrowings (Excluding finance lease liabilities)	404,399	280,399	328,924	5,727	34,359	1,053,808
Finance leases	151	34	14	-	-	199
Derivative financial instruments	59	-	-	-	-	59
Total	500,575	280,797	329,266	6,032	35,225	1,151,895

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	170,600	14,736	359	328	1,170	187,193
Borrowings	541,720	204,645	-	-	-	746,365
Derivative financial instruments	-	-	-	-	-	-
Total	712,320	219,381	359	328	1,170	933,558

(d)	Capital risk management

The capital structure of the Company consists of shareholders’ equity and net borrowings. The type and maturity of the Company’s borrowings are analyzed further in Note 19 and the Company’s equity is analyzed into its various components in the statement of changes in shareholders’ equity.

See details from capital risk management in Note 3.d of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

The following table details a number of the Company’s key metrics in relation to managing its capital structure. The ratios are within the ranges established by the Company’s strategy:

	June 30, 2012	July 1, 2011
Gearing ratio (i)	29.17%	21.47%
Debt ratio (ii)	280.08%	221.59%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.
(ii)	Calculated as total debt divided by for total of investment property (including trading property, investment property and farmland). Share of joint ventures is not considered in the calculation.

(e)	Other non-financial risks

See details from other non-financial  risk management in Note 3.e of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Significant judgments, key assumptions and estimates

The Company’s significant accounting policies are stated in Note 1 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

4.1.	Certain critical accounting estimates and assumptions

The accounting estimates and assumptions considerated as critical for the Company are as follows:

(a) Business combinations – purchase price allocation

(b) Impairment testing of goodwill and non-current assets

(c) Biological assets and agricultural produce at the point of harvest

(d) Fair value of derivatives and other financial instruments.

See description of Company´s critical accounting estimates and assumptions in Note 4.1 of Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

4.2.	Significant judgments in the process of applying the Company’s accounting policies

Significant judgment is required in calculating  income taxes and is described in Note 4.1 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

5.           Information about main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Set out below are the summarized financial information for each subsidiaries, associates and joint ventures in Note 7 to Unaudited Condensed Interim Consolidated Financial Statements.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.           Investment properties

As of June 30, 2012, the Company’s investment properties comprise farmland leased out to third parties. See breakdown of the Company´s investment properties for the year ended as of June 30, 2012 in Note 9, Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company has recognized leases and services revenues for an amount Ps. 19,923 for the year ended as of June 30, 2012.

As of June 30, 2012, the fair value of investment property amounts to Ps. 103.8 million.

50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the year ended as of June 30, 2012 were as follows:

	Owner-occupied farmland (ii)	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1, 2011
Cost	314,629	1,039	35,677	4,151	355,496
Accumulated depreciation	(19,622)	(944)	(20,989)	(2,202)	(43,757)
Net book amount	295,007	95	14,688	1,949	311,739
Year ended June 30, 2012
Opening net book amount	295,007	95	14,688	1,949	311,739
Additions	51,389	151	5,142	3,740	60,422
Reclassifications	(1,873)	-	-	-	(1,873)
Disposals	(1,336)	(3)	(23)	(833)	(2,195)
Depreciation charge (i) (Note 27)	(4,683)	(52)	(2,181)	(848)	(7,764)
Closing net book amount	338,504	191	17,626	4,008	360,329
At June 30, 2012
Cost	362,809	1,187	42,283	7,058	413,337
Accumulated depreciation	(24,305)	(996)	(24,657)	(3,050)	(53,008)
Net book amount at year end	338,504	191	17,626	4,008	360,329

(i)	Amortization charges of property, plant and equipment for an amount of Ps. 479 has been charged in “General and administrative expenses” and Ps. 8,772 in “Costs” to the Unaudited Statement of income.
(ii)	Includes farms, buildings and facilities of farmlands properties.

51

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Property, plant and equipment (Continued)

Borrowing costs were not capitalized during the year, since there are no qualifying assets.

Machinery and equipment includes the following amounts where the Company is a lessee under a finance lease:

June 30, 2012
Cost –Capitalized finance leases	215
Accumulated depreciation	(16)
Net book amount	199

The Company leases machinery and equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Company (Note 23).

8.	Intangible assets

Changes in the Company’s intangible assets for the years ended as of June 30, 2012 were as follows:

	Computer Software	Rights of use	Total
Opening net book amount	452	20,571	21,023
Additions	86	-	86
Amortization charge (i)	(205)	(753)	(958)
Net book amount at year end	333	19,818	20,151

(i)	Amortization charges are included within “General and administrative expenses” in the unaudited statement of income. There were no impairment charges. See Note 27.

52

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.           Biological assets

Changes in the Company’s biological assets for the years ended as of June 30, 2012 were as follows:

	June 30, 2012
		Cattle
	Crops	Breeding cattle	Cattle for dairy production	Others	Total	Others	Total
Beginning of the year	47,460	210,572	22,274	4,802	237,648	3,700	288,808
Increase due to purchases	-	17,109	-	187	17,296	-	17,296
Initial recognition and changes in fair value of biological assets (i)	218,484	76,051	6,306	2,898	85,255	118	303,857
Decrease due to harvest	(235,550)	-	-	-	-	-	(235,550)
Decrease due to sales	-	(120,849)	(2,589)	(169)	(123,607)	-	(123,607)
Decrease due to consumption	-	(598)	(4)	(22)	(624)	(1,000)	(1,624)
End of the year	30,394	182,285	25,987	7,696	215,968	2,818	249,180

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 85,255 for the years ended June 30, 2012. For the years ended June 30, 2012, amounts of Ps. 11,055, were attributable to price changes, and amounts of Ps. 74,200, were attributable to physical changes.

Biological assets as of June 30, 2012 and July 1, 2011 were as follows:

	Classification	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	25,894	22,269
Breeding cattle	Production	146,169	168,732
Other cattle	Production	6,939	4,296
Others	Production	2,818	3,700
Non-current biological assets		181,820	198,997
Current
Cattle for dairy production	Consumable	93	5
Breeding cattle	Consumable	36,116	41,840
Crops	Consumable	30,394	47,460
Other cattle	Consumable	757	506
Current biological assets		67,360	89,811
Total biological assets		249,180	288,808

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to Ps. 264,038 for the years ended June 30, 2012.

53

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Inventories

See breakdown of the Company´s inventories in Note 11 to the Unaudited Condensed Interim Separate Financial Statements.

11.           Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Unaudited Statements of Financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (Note 12)	264,114	-	264,114	117,495	381,609
Financial assets at fair value through profit or loss (Note 13)	-	902	902	-	902
Derivative financial instruments (Note 14)	-	2,160	2,160	-	2,160
Cash and cash equivalents (Note 15)	8,136	58	8,194	-	8,194
Total	272,250	3,120	275,370	117,495	392,865

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 16)	88,789	-	88,789	9,040	97,829
Borrowings (excluding finance lease liabilities) (Note 19)	1,053,744	64	1,053,808	-	1,053,808
Finance leases (Nota 19)	199	-	199	-	199
Derivative financial instruments (Note 14)	-	59	59	-	59
Total	1,142,732	123	1,142,855	9,040	1,151,895

54

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables (Note 12)	209,563	-	209,563	112,677	322,240
Financial assets at fair value through profit or loss (Note 13)	-	21	21	-	21
Derivative financial instruments (Note 14)	-	4,786	4,786	-	4,786
Cash and cash equivalents (Note 15)	5,887	19,092	24,979	-	24,979
Total	215,450	23,899	239,349	112,677	352,026

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 16)	180,143	-	180,143	7,050	187,193
Borrowings (Note 19)	746,162	203	746,365	-	746,365
Derivative financial instruments (Note 14)	-	672	672	-	672
Total	926,305	875	927,180	7,050	934,230

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

55

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.           Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets / liabilities at amortized cost	Non-Financial assets / liabilities at fair value	Total
June 30, 2012
Interest income (i)	9,383	-	9,383	-	9,383
Interest expense (i)	(109,572)	-	(109,572)	(502)	(110,074)
Foreign exchange gains/ (losses) (i)	(60,636)	4,992	(55,644)	(127)	(55,771)
Fair value gains/ (losses) on financial assets at fair value through profit or loss (i)	-	154	154	-	154
Loss from commodity derivative financial instruments (ii)	-	(6,324)	(6,324)	-	(6,324)
Gain from interest rate derivative financial instruments (except commodity) (i)…………………	-	1,037	1,037	-	1,037
Fair value gains/ (losses) on embedded derivatives on borrowings (i)	-	139	139	-	139
Net result	(160,825)	(2)	(160,827)	(629)	(161,456)

(i)	Included within “Financial results, net”, Note 30.
(ii)	Included within “Other operating income, net”, Note 29.

Determining fair values

See determination of the fair value of financial instruments of the Company in Note 15 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of June 30, 2012 and July 1, 2011 and their allocation to the fair value hierarchy:

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	881	-	-	881
- Shares.	-	21	-	21
Derivative financial instruments:
- Commodity derivatives	1,202	-	-	1,202
- Interest-rate swaps	-	958	-	958
Cash and cash equivalents	58	-	-	58
Total assets	2,141	979	-	3,120
Liabilities
Borrowings:
- Embedded derivative on CRESUD Class VII NCN	-	-	64	64
Derivative financial instruments:
- Commodity derivatives	59	-	-	59
- Interest-rate swaps	-	-	-	-
Total liabilities	59	-	64	123

56

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.           Financial instruments by category (Continued)

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Shares.	-	21	-	21
Derivative financial instruments:
- Commodity derivatives	2,919	-	-	2,919
- Interest-rate swaps	-	1,867	-	1,867
Cash and cash equivalents	19,092	-	-	19,092
Total assets	22,011	1,888	-	23,899
Liabilities
Borrowings:
- Embedded derivative on CRESUD Class VII NCN	-	-	203	203
Derivative financial instruments:
- Commodity derivatives	672	-	-	672
Total liabilities	672	-	203	875

There were not transfers between levels for the year ended as of June 30, 2012.

The following table presents the changes in Level 3 instruments for the years ended as of June 30, 2012:

Embedded derivative on CRESUD Class VII NCN
Opening balance	203
Gains and losses recognized in the year	(139)
Closing balance	64
Total gains or losses for the year included in profit or loss for assets held at the end of the year	(139)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 of Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

57

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables

See breakdown of the Company´s trade and other receivables in Note 12 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012, all non-current receivables are due within 2 years from the end of the reporting year.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

	June 30, 2012	June 30, 2011
Argentine Peso	223,104	60,586
US Dollar	158,505	261,654
	381,609	322,240

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables is shown by type and class of material receivables:

	Past due unimpaired
	Up to 3 months	3 to 6 months	Over 6 months	Past due impaired	Not past due	Allowance	Total

Sale of agriculture products	-	-	-	474	53,502	(474)	53,502
Total as of June 30, 2012	-	-	-	474	53,502	(474)	53,502
Sale of agriculture products	-	-	-	619	51,301	(619)	51,301
Total as of July 1, 2011	-	-	-	619	51,301	(619)	51,301

58

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trade and other receivables (Continued)

Receivables from the sale of agriculture products:

Trade receivables related to the sale of agriculture products represent 77% and 51% of the Group’s total trade receivables as of June 30, 2012 and 2011, respectively. The Company has a large customer base and is not dependent on any single customer.

As of June 30, 2012 and 2011, the Company provided for losses with respect to receivables from the sale of agricultural products for an amount of Ps. 102 and Ps. 8, respectively.

As of June 30, 2012, approximately 97% (2011: 80%) of undue non-provisioned receivables from the sale of agricultural products are related to sales to 12 companies with good standards of credit quality. These entities or their parents have an available external credit rating. The Company checks these external ratings in credit agencies. As of June 30, 2012 and July 1, 2011, the remaining percentage of the non-provisioned accounts receivables from the sale of agricultural products is related to sales to a large number of customers whose external rating is not available. However, the total number of customers without an external credit rating is relatively stable. Most customers for which an external credit rating is unavailable are customers with more than six months in the Company and have had no defaults in the past. Customers who have been with the Company for less than six months are permanently monitored and have not experienced credit issues to date.

13.           Financial assets at fair value through profit or loss

See breakdown of Company´s financial assets at fair value through profit or loss in Note 13 to the Unaudited Condensed Interim Separate Financial Statements.

The maximum exposure to credit risk at the reporting date is the carrying value of the debt and equity investments.

Financial assets at fair value through profit or loss are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Currency
Argentine Peso	902	21
	902	21

59

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Derivative financial instruments

See breakdown of Company´s derivate financial instruments in Note 14 to the Unaudited Condensed Interim Separate Financial Statements.

15.           Cash flow information

See breakdown of Company´s cash flow in Note 15 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012 and July 1, 2011, the total amount of cash and cash equivalents mainly comprise cash in banks, time deposits and mutual funds. As of June 30, 2012 and July 1, 2011, mutual funds represented 0.7% and 84% of total cash equivalents, respectively. The remaining amount of cash and cash equivalents relates to cash in hand.

16.           Trade and other payables

See breakdown of Company´s trade and other payables in Note 16 to the Unaudited Condensed Interim Separate Financial Statements.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The carrying amounts of the Company’s trade and other payables are denominated in the following currencies:

	June 30, 2012	July 1, 2011
Argentine Peso	76,520	127,835
US Dollar	21,309	59,358
	97,829	187,193

17.           Payroll and social security liabilities

See breakdown of Company´s payroll and social security liabilities in Note 17 to the Unaudited Condensed Interim Separate Financial Statements.

60

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.           Provisions

The Company is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Company bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Company may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

See changes in Company´s provision categorized by type of provision and analysis of current and non-current provisions in Note 18 to the Unaudited Condensed Interim Separate Financial Statements.

Included within provisions are certain amounts the Company provided for the following cases which are further detailed below:

Litigation with Exagrind S.A.

Exagrind S.A. ("Exagrind"), a third-party farm owner, filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Company´s farms, “San Rafael” farm, which is close to Exagrind´s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. Due to certain administrative issues, the Company was never served notice of the court´s decisions and requested additional time to respond the case. The Company filed an extraordinary appeal to the High Court of Justice of the Province of Catamarca for an extension of time. The court has not responded yet. However, in March 2007, the court ordered an inhibition of assets which was subsequently lifted. The court accepted the property on attachment in lieu of the asset inhibition. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser. The Company has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

61

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Borrowings

See breakdown of Company´s borrowings in Note 19 to the Unaudited Condensed Interim Separate Financial Statements.

As of June 30, 2012, total borrowings include collateralized liabilities (seller financing and long-term loans) of Ps. 0.2 million. These borrowings are mainly collateralized mainly by investment property and property, plant and equipment of the Company (Note 7).

The maturity of the Company's borrowings and the Company's exposure to fixed and variable interest rates was as follows:

	June 30, 2012	July 1, 2011
Fixed rate:
Less than one year	265,432	468,175
Between 1 and 2 years	142,750	125,752
Between 2 and 3 years	271,637	-
	679,819	593,927
Floating rate:
Less than one year	133,393	71,275
Between 1 and 2 years	139,874	79,796
Between 2 and 3 years	59,395	-
Between 3 and 4 years	5,727	-
Between 4 and 5 years	5,727	-
More than 5 years	28,632	-
	372,748	151,071
No accrued interest
Less than one year	5,725	2,270
Between 1 and 2 years	(2,190)	(903)
Between 2 and 3 years	(2,095)	-
	1,440	1,367
	1,054,007	746,365

62

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings were as follows:

	June 30, 2012	July 1, 2011
CRESUD Class IV NCN due 2013	-	73,331
CRESUD Class V NCN due 2013	-	106,876
CRESUD Class VI NCN due 2013	-	143,225
CRESUD Class VII NCN due 2014	-	8,546
CRESUD Class VIII NCN due 2014	278,014	-
CRESUD Class IX NCN due 2014………………………….	161,651	-
CRESUD Class X NCN due 2014…………………………..	142,985	-
CRESUD Class XI NCN due 2015	80,858	-
Long-term loans	51,540	-
Finance lease obligations	49	-
Total	715,097	331,978

Notes issued by the Company

See information about notes issued in Note 21 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

 Loans and bank overdrafts

As of June 30, 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or floating interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points.

As of June 30, 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing fixed interest rates ranging from 20% to 24% per annum.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

63

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Borrowings (Continued)

Gross finance lease liabilities – minimum lease payments:

	June 30, 2012	July 1, 2011
Not later than 1 year	159	-
Later than 1 year and not later than 5 years	55	-
	214	-
Future finance charges on finance leases	(15)	-
Present value of finance lease liabilities	199	-

The present value of finance lease liabilities was as follows:

	June 30, 2012	July 1, 2011
Not later than 1 year	151	-
Later than 1 year and not later than 5 years	48	-
Present value of finance lease liabilities	199	-

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables as at June 30, 2012 was 7.5%.

20.           Employee benefits

See detail of employee benefits in Note 22 of Exhibit I to the Unaudited Condensed Consolidated Interim Financial Statements.

Contribution expense was Ps. 0.76 million for the year ended June 30, 2012 and was recognized in the statement of income.

21.           Share-based payments

See information related to share-based payments in Note 23 of Exhibit I to the Unaudited Condensed Consolidated Interim Financial Statements.

The Company recognized a charge related to the Equity Incentive Plan of Ps. 0.78 million for the period ended as of June 30, 2012.

64

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.           Taxation

The Company’s income tax has been calculated on the estimated taxable profit for the year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Company in the jurisdictions where the Company operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Company’s income tax were as follows:

June 30, 2012
Current income tax	(112)
Deferred income tax	51,739
Income tax expense .	51,627

The statutory tax rate in the country where the Company operates is 35%.

Deferred tax assets and liabilities of the Company as of June 30, 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2012	July 1, 2011
Deferred income tax asset to be recovered after more than 12 months	59,538	33,024
Deferred income tax asset to be recovered within 12 months...	1,832	2,210
Deferred income tax assets	61,370	35,234

	June 30, 2012	July 1, 2011
Deferred income tax liabilities to be recovered after more than 12 months	(92,851)	(129,094)
Deferred income tax liabilities to be recovered within 12 months	(29,544)	(18,904)
Deferred income tax liabilities	(122,395)	(147,998)

See the movement in the deferred income tax in Note 20 to the Unaudited Condensed Interim Separate Financial Statements.

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, was as follows:

Deferred income tax assets	Tax loss carry-forwards	Others	Total
At July 1, 2011	24,365	10,869	35,234
Charged / (credited) to the statement of income	18,560	7,576	26,136
At June 30, 2012 ...	42,925	18,445	61,370

65

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Taxation (Continued)

Deferred income tax liabilities	Investment properties / Property, plant and equipment	Biological assets	Others	Total
At July 1, 2011	(80,236)	(67,762)	-	(147,998)
Charged / (credited) to the statement of income	11,079	15,512	(988)	25,603
At June 30, 2012	(69,157)	(52,250)	(988)	(122,395)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry forwards generally expire within 5 years.

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at June 30, 2012, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2012, the tax loss carry-forwards of the Company were as follows:

Date of generation	Tax loss carry-forward	Date of expiration
2012	122,643	2017

23.	Leases

The Company as lessee

Operating leases:

In the ordinary course of business, the Company enters into several operating lease agreements. The Company conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Company uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but generally payments are based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended as of June 30, 2012 amounted to Ps. 49 million and is included in the line item “Cost” in the statement of income.

66

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.           Leases (Continued)

The Company is also using land in the Province of Salta under a right of use agreement (the "Anta Agreement") for which the Company is currently paying an annual rental equivalent to 10% of the production. Rent expense for the years ended June 30, 2012 amounted to Ps. 1.8 million, and is included in cost of production in the statement of income.

The Company leases office space under an operating lease with a Company related to the Chairman and Director of the Company. There are three leases. The one with Hamonet calls for April, 2011, payments of US$ 1 and matures on March, 2014. The lease with ISAAC ELSZTAIN calls for March, 2004,  payments of US$ 3 monthly and the lease with IRSA calls for September, 2009,  payments of US$ 14 and US$ 3.5 and matures on September, 2014.

Rental expense under this lease was Ps. 0.95 million for the years ended as of June 30, 2012.

The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

	June 30, 2012	July 1, 2011
No later than 1 year	2,365	2,196
Later than one year and not later than five years	1,986	4,350
Later than five years	14	15
	4,365	6,561

Finance leases:

The Company leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases amounts to Ps. 199 as of June 30, 2012.

At the commencement of the lease term, the Company recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 19.

67

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.           Leases (Continued)

The Company as lessor

From time to time, the Company leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Rental income was Ps. 20 million for the years ended as of June 30, 2012, and is included within “Revenue” in the statement of income.

Even though all leases described above are cancellable by law, the Company considered them to be non-cancellable.

The future aggregate minimum rental payments receivable under non-cancellable leases were as follows:

	June 30, 2012	July 1, 2011
No later than 1 year	19,138	18,054
Later than one year and not later than five years	43,659	50,004
Later than five years	24,828	29,793
	87,625	97,851

24.           Equity

See detail of equity in Note 28 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

25.           Revenue

June 30, 2012
Crops	297,429
Cattle	131,671
Milk	27,482
Supplies	1,115
Sale of other agriculture products	11,140
Agricultural services	5,411
Rent	24,415
Total revenue	498,663

68

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Costs

June 30, 2012
Crops	449,281
Cattle	169,372
Milk	55,083
Supplies	365
Other agriculture products	9,654
Others costs	7,061
Total costs	690,816

69

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Expenses by nature

The Company discloses expenses in the statement of income by function. as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

For the period ended June 30, 2012:

	Costs
	Cost of agricultural sales and services	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Salaries and social security expenses	618	21,725	1,036	26,687	4,077	54,143
Directors’ fees	-	-	-	3,271	-	3,271
Fee and payments for services	-	1,834	41	6,599	445	8,919
Changes in biological assets and agricultural produce	408,559	-	-	-	-	408,559
Leases and expenses	-	769	15	2,261	213	3,258
Export expenses	-	-	-	-	7,188	7,188
Consumable supplies
Public services and post	37	606	2,155	93	15	2,906
Maintenance and repairs	96	5,017	336	34	3	5,486
Depreciation and amortization	62	6,405	1,061	1,437	73	9,038
Other taxes, rates and contributions	3	3,412	178	1,655	12,353	17,601
Freights	-	4,665	11	11	49,364	54,051
Supplies and labor	1	169,756	1,653	-	-	171,410
Travel and library expenses	-	3,639	522	2,392	525	7,078
Other personnel administrative expenses	15	2,368	8	1,387	92	3,870
Cleaning	-	171	1	124	18	314
Insurance	20	797	18	428	28	1,291
Security and surveillance	2	292	3	52	-	349
Lease expense	-	50,877	-	-	-	50,877
Communications	52	748	21	1,521	95	2,437
Provision for impairment of receivables.	-	-	-	-	237	237
Recovery of impairment of receivables	-	-	-	-	(135)	(135)
Conditioning and clearance	-	-	-	-	10,490	10,490
Advertising	-	-	-	-	527	527
Bank commissions and expenses	-	558	-	-	2,257	2,815
Others	3	648	2	26	-	679
Total expenses by nature	409,468	274,287	7,061	47,978	87,865	826,659

70

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.           Employee costs

June 30, 2012
Wages, salaries and bonuses	24,500
Social security costs	22,669
Vacation expense	5,431
Share-based compensation	780
Pension costs – defined contribution plan	763
Employee costs	54,143

29.           Other operating results, net

June 30, 2012
Management fee	1,716
Tax on personal assets	(10,263)
Donations	(924)
Loss from commodity derivative financial instruments	(6,324)
Gain from disposal of other property items	144
Contingencies	(362)
Others	(567)
Total other operating income, net	(16,580)

71

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Financial results, net

June 30, 2012
Financial income:
- Interest income	9,383
- Foreign exchange gains	13,158
- Gain from derivative financial instruments (except commodity) ………………….	1,037
- Fair value gains of financial assets at fair value through profit or loss………........	154
- Fair value gains on embedded derivatives relating to borrowings.	139
Finance income	23,871

Finance costs:
- Interest expense	(110,074)
- Foreign exchange losses	(68,929)
- Other finance costs	(11,855)
Finance costs	(190,858)
Total financial results, net	(166,987)

31.           Earnings per share

See Note 33 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

72

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Related party transactions

The following is a summary of the balances and transactions with related parties as of July 1, 2011:

Related party	Ref	Description of transaction	Current - Trade and other receivables	Current - Trade and other payables	Current Borrowings	Non-current Borrowings
Agropecuaria Acres del Sud	4	Fees	874	-	-	-
		Loans	9,802	-	-	-
Agrotech	4	Reimbursement of expenses	49	-	-	-
Agro-Uranga S.A.	5	Sales of goods	96	-	-	-
		Dividends receivable	46	-	-	-
APSA	4	Reimbursement of expenses	3,146	(1,325)	-	-
		Reimbursement of expenses of shared services	7,726	(10,126)	-	-
Brasil Agro	4	Reimbursement of expenses	22	-	-	-
Cactus		Purchase of services	-	(1,221)	-	-
		Loans	22,497	-	-	-
	4	Reimbursement of expenses	412	(3)	-	-
		Fees	76	-	-	-
Consultores Asset Management S.A. (CAMSA)	1	Management fees	-	(7,868)	-	-
Cresca		Loans	1,054	-	-	-
	8	Reimbursement of expenses	-	(91)	-	-
		Fees	699	-	-	-
Cyrsa	7	Reimbursement of expenses	21	(85)	-	-
Directors		Reimbursement of expenses	72	(38)	-	-
		Fees	-	(356)	-	-
EAASA	4	Sales of goods	584	-	-	-
		Reimbursement of expenses	29	-	-	-

73

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Related party transactions (Continued)

Related party	Ref	Description of transaction	Current - Trade and other receivables	Current - Trade and other payables	Current Borrowings	Non-current Borrowings
Emprendimiento Recoleta S.A.	4	Reimbursement of expenses	61	-	-	-
		Non convertible notes	-	-	(2,661)	(7,706)
Estudio Zang, Bergel & Viñes	2	Legal services	-	(308)	-	-
Fundación IRSA	3	Donations	-	(1,073)	-	-
FyO	4	Brokerage	37,160	(24,696)	-	-
Inversiones Financieras del Sur	6	Loans	3,689	-	-	-
Helmir S.A.	4	Loans	18,641	-	-	-
IRSA		Reimbursement of expenses	1,413	(3,245)	-	-
	4	Reimbursement of expenses of shared services	3,493	(4,369)	-	-
IRSA Internacional	4	Reimbursement of expenses	4	(5)	-	-
Northagro	4	Reimbursement of expenses	366	-	-	-
Nuevas Fronteras S.A.	4	Reimbursement of expenses	-	(13)	-	-
Ombú Agropecuaria S.A.	4	Loans	18,474	-	-	-
Panamerican Mall S.A.	4	Reimbursement of expenses	-	(6)	-	-
Pluriagro	4	Reimbursement of expenses	366	-	-	-
Employees		Loans	1,379	-	-	-
Tarshop S.A.	4	Reimbursement of expenses	148	-	-	-
Yatay Agropecuaria S.A.	4	Loans	8,743	-	-	-
Yuchán Agropecuaria S.A.	4	Loans	9,885	-	-	-
Total			151,027	(54,828)	(2,661)	(7,706)

74

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Related party transactions (Continued)

The following is a summary of the balances and transactions with related parties as of June 30, 2012:

Related party	Ref	Description of transaction	Non-Current - Trade and other receivables	Current - Trade and other receivables	Current - Trade and other payables	Current Borrowings	Non-current Borrowings
Consultores Asset Management S.A. (CAMSA)	1	Reimbursement of expenses	-	86	-	-	-
		Management fees	-	-	(2,991)	-	-
Estudio Zang, Bergel & Viñes	2	Advances	-	1		-	-
		Legal services	-	693	(1,033)	-	-
Agropecuaria Acres del Sud		Loans	12,019	-	-	-	-
	4	Reimbursement of expenses	-	29	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	4	Loans	22,595	-	-	-	-
		Fees	-	353	-	-	-
Yuchan Agropecuaria S.A.	4	Loans	12,091	-	-	-	-
		Fees	-	353	-	-	-
Yatay Agropecuaria S.A.	4	Loans	10,693	-	-	-	-
		Fees	-	353	-	-	-
Cresca	4	Reimbursement of expenses	-	24	(28)	-	-
		Fees	-	406	-	-	-
FyO Trading	4	Reimbursement of expenses	-	6	-	-	-
FyO		Brokerage	-	4,877	-	-	-
	4	Non-brokerage	-	-	(53)	-
		Reimbursement of expenses	-	-	(84)	-	-
Fundación IRSA	3	Donations	-	-	(1,073)	-	-
FIBESA	4	Reimbursement of expenses	-	-	(10)	-	-
IRSA Internacional	4	Reimbursement of expenses	-	416	-	-	-
IRSA		Reimbursement of expenses	-	79	(2,967)	-	-
	4	Shared services	-	15,593	(4,820)	-	-
		Dividends receivable	-	7,071	-	-	-
		Office leases	-	-	(496)	-	-
		Sale of property	-	-	(701)	-	-

75

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Related party transactions (Continued)

Related party	Ref	Description of transaction	Non-Current - Trade and other receivables	Current - Trade and other receivables	Current - Trade and other payables	Current Borrowings	Non current Borrowings
Agro-Uranga S.A.	5	Sale of inventories	-	533	-	-	-
		Dividends receivable	-	46	-	-	-
Cyrsa	4	Reimbursement of expenses	-	743	(46)	-	-
APSA	4	Reimbursement of expenses	-	439	(2,173)	-	-
		Shared services	-	37,827	(10,383)	-	-
Directors		Reimbursement of expenses	-	1,776	-	-	-
		Guarantee deposits	-	-	(476)	-	-
		Guarantee deposits	-	-	-	-	-
Inversiones Financieras del Sur S.A.	6	Loans	-	9,081	-	-	-
		Others	-	3,674	(3,974)	-	-
Tarshop S.A.	5	Shared services	-	97	-	-	-
		Reimbursement of expenses	-	1	(59)	-	-
Agrotech	4	Reimbursement of expenses	-	56	-	-	-
Northagro	4	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Pluriagro	4	Reimbursement of expenses	-	155	-	-	-
		Borrowings	-	317	-	-	-
Agro Managers S.A.	5	Others	-	20	-	-	-
Cactus		Sale of goods and services	-	10	-	-	-
		Purchase of goods	-	-	(465)
	4	Reimbursement of expenses	-	140	-	-	-
		Fees	-	27	-	-	-
		Loans	-	1,575	-	-	-
		Others	-	-	(88)	-	-
Brasil Agro	4	Reimbursement of expenses	-	104	-	-	-
EAASA	4	Sale of fixed assets and services	-	4	-	-	-
		Reimbursement of expenses	-	8	-	-	-
Emprendimiento Recoleta S.A.	4	Reimbursement of expenses	-	-	(7)	-	-
		Non convertible notes	-	-	-	(6,786)	(12,678)
Nuevas Fronteras S.A.	4	Reimbursement of expenses	-	-	(30)	-	-
Panamerican Mall S.A.	4	Reimbursement of expenses	-	-	(62)	-	-
		Non convertible notes	-	-	-	(1,994)	(17,280)
Helmir S.A.	4	Loans	32,606	27,628	-	-	-
Brasil-Agro	4	Advances	-	-	(9)	-	-
Total			90,004	116,992	(32,028)	(8,780)	(29,958)

76

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Exhibit I - Notes to the Unaudited Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.           Related party transactions (Continued)

(1)
CAMSA is an advisory and consulting firm which provides advisory services to the Group. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Group contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.

(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)	Group’s subsidiaries.

(5)	Group’s associate.

(6)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Group entered into a securities loan agreement with IFISA, which granted Global Depositary Shares, representing 10 common shares with a face value of Ps. 1.0 per share of IRSA. This loan does not imply the transfer of any voting nor economic right related to the GDRs, which will be held by Cresud. Regarding voting rights, the parties agreed that the Group will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points.

(7)
Cyrsa S.A. (“Cyrsa”) is a joint venture between IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(8)
Cresca S.A. (“Cresca”) is a joint venture between the Company and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. The Company provides agricultural advisory services to Cresca under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows: by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs.

In addition, Cresca entered into an agreement with the Group, which is payable at January, 2014 and bear a fixed interest rate of 12% per annum.

77

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		09.30.12	Current	Non-current	Up to 3 months	From 3 to 5 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables, net	Trade and other receivables	-	21,817	66,205	177,163	-	-	28,920	64,637	-	-	-	358,742
	Total	-	21,817	66,205	177,163	-	-	28,920	64,637	-	-	-	358,742
Liabilities	Trade and other payables	-	-	2,159	90,933	-	-	-	-	-	-	-	93,092
	Borrowings	-	-	-	188,611	52,320	52,877	52,947	652,102	62,750	9,224	51,934	1,122,765
	Provisions	-	12	1,567	-	-	-	-	-	-	-	-	1,579
	Payroll and social security liabilities	-	-	-	21,280	7,179	-	-	-	-	-	-	28,459
	Taxation	-	-	41,284	-	-	-	-	-	-	-	-	41,284
	Total	-	12	45,010	300,824	59,499	52,877	52,947	652,102	62,750	9,224	51,934	1,287,179

78

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables, net	Trade and other receivables, net	134,673	93,227	227,900	66,205	64,367	130,842	200,878	157,864	358,742
	Total	134,673	93,227	227,900	66,205	64,637	130,842	200,878	157,864	358,742
Liabilities	Trade and other payables	76,769	14,164	90,933	2,159	-	2,159	78,928	14,164	93,092
	Borrowings	190,919	155,836	346,755	150,190	625,819	776,010	341,109	781,656	1,122,765
	Payroll and social security liabilities	28,459	-	28,459	-	-	-	28,459	-	28,459
	Provisions	12	-	12	1,567	-	1,567	1,579	-	1,579
	Taxation	-	-	-	41,284	-	41,284	41,284	-	41,284
	Total	296,159	170,000	466,159	195,200	625,819	821,019	491,539	795,820	1,287,179

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2012 there are no receivable and liabilities subject to adjustment clause.

79

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Item		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivable, net	Trade and other receivables, net	59,999	-	167,900	227,900	3,978	60,660	66,205	130,842	63,977	60,660	234,105	358,742
	Total	59,999	-	167,900	227,900	3,978	60,660	66,205	130,842	63,977	60,660	234,105	358,742
Liabilities	Trade and other payables	-	-	90,933	90,933	-	-	2,159	2,159	-	-	93,092	93,092
	Borrowings	161,496	143,065	42,194	346,755	570,801	207,672	(2,463)	776,010	732,297	350,736	39,731	1,122,765
	Payroll and social security liabilities	-	-	28,459	28,459	-	-	-	-	-	-	28,459	28,459
	Provisions	-	-	12	12	-	-	1,567	1,567	-	-	1,579	1,579
	Taxation	-	-	-	-	-	-	41,284	41,284	-	-	41,284	41,284
	Total	161,496	143,065	161,599	466,159	570,801	207,672	42,547	821,019	732,297	350,736	204,145	1,287,179

80

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct controlling interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%
Agrotech S.A.	Argentina	Investment	100.00%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.64%
Cactus Argentina S.A.	Argentina	Agro-industrial	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	65.85%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	64.20%
Northagro S.A.	Argentina	Investment	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Pluriagro S.A.	Argentina	Investment	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Interest indirectly held through a direct controlling interest in IRSA:
APSA	Argentina	Real estate	59.99%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	59.99%
Emprendimiento Recoleta S.A.	Argentina	Real estate	32.20%
Fibesa S.A.	Argentina	Real estate	59.99%
Hoteles Argentinos S.A.	Argentina	Hotel	50.58%
I Madison LLC	United States	Investment	63.22%
Inversora Bolívar S.A.	Argentina	Investment	63.22%
IRSA Development LP	United States	Investment	63.22%
IRSA International LLC	United States	Investment	63.22%
Jiwin S.A.	Uruguay	Investment	63.22%
Liveck S.A.	Uruguay	Investment	63.22%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	31.61%
Nuevas Fronteras S.A.	Argentina	Hotel	48.26%
Palermo Invest S.A.	Argentina	Investment	63.22%
Real Estate Investment Group LP	Bermuda	Investment	40.47%
Real Estate Investment Group II LP	Bermuda	Investment	50.92%
Real Estate Strategies LP	Bermuda	Investment	63.22%
Ritelco S.A.	Uruguay	Investment	63.22%
Shopping Neuquén S.A.	Argentina	Real estate	58.87%
Solares de Santa María S.A.	Argentina	Real estate	63.22%
Torodur S.A.	Uruguay	Investment	59.99%
Tyrus S.A.	Uruguay	Investment	63.22%
Unicity S.A.	Argentina	Investment	63.22%
Vista al Muelle S.A.	Uruguay	Real estate	56.90%
Vanker Hills S.A.	Uruguay	Investment	63.22%
Zetol S.A.	Uruguay	Real estate	56.90%

81

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Interest indirectly held through controlling interest in BrasilAgro
Araucária Ltda.	Brazil	Agricultural	39.64%
Cajueiro Ltda.	Brazil	Agricultural	39.64%
Ceibo Ltda.	Brazil	Agricultural	39.64%
Cremaq Ltda.	Brazil	Agricultural	39.64%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.64%
Flamboyant Ltda.	Brazil	Agricultural	39.64%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.64%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.64%
Mogno Ltda.	Brazil	Agricultural	39.64%
Interest indirectly held through a direct controlling interest in Cactus S.A.:
Agroindustriales Argentinas S.A. (“EAASA”)	Argentina	Agro-industrial	100%
Interest indirectly held through a direct controlling interest in Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	65.66%

(*) All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agricolas (“BrasilAgro”) considering their percentage of ownership interest held together with the potential voting rights under the warrants and the Company's rights under the Shareholders' Agreement. See Note 6 for further information regarding to BrasilAgro.
(2) The Group has consolidated the investment in Llao Llao Resorts S.A. considering their percentage of ownership interest held together with the Company's participation in the making decisions.
(**)       Residual activities.

b.	Related parties debit / credit balances. See Note 29.

6.	Loans to directors.

See Note 29.

7.	Inventories.

The Company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

82

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

8.	Current values.

See Note 1 of Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 1 of Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured (in pesos)	Book value (in pesos)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	224,705	59,761
Vehicles	Third parties, theft, fire and civil liability	6,680	3,786

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

83

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (continued)
Unaudited Statement of Financial Position as of September 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 26 of Exhibit I of the Unaudited Condensed Interim Consolidated Financial Statements.

84

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	September 30, 2012	June 30, 2012	July 1, 2011
Non-Current Assets	8,525,901	8,541,030	8,404,961
Current Assets	2,059,918	1,783,860	2,038,475
	10,585,819	10,324,890	10,443,436
Non-Current Liabilities	3,766,509	3,615,153	2,997,485
Current Liabilities	2,080,535	2,018,226	2,235,873
	5,847,044	5,633,379	5,233,358
Minority interest	2,170,006	2,132,648	2,480,379
Shareholders´ Equity	2,568,769	2,558,863	2,729,699
	10,585,819	10,324,890	10,443,436

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes as indicated in Note 2.r to the Unaudited Financial Statements.

Comparative Income Structure

	September 30, 2012	September 30, 2011
Operating result	176,490	198,657
Financial result, net	(170,499)	(314,331)
Share of profit / (loss) of associates and joint ventures	15,711	(21,601)
Management agreement fees
Profit / (Loss) Before Income Tax	21,702	(137,275)
Income tax	(13,701)	(13,999)
Net income / (loss) for the period	8,001	(151,274)

Attributable to:
Equity holders of the parent	(16,518)	(95,137)
Non-controlling interest	24,519	(56,137)

Production volume

	Three-month period September 30, 2012	Accumulated July 1, 2012 to September 30, 2012
Beef Cattle (in Kgs.)	1,633,678	1,633,678
Butyraceous (in Kgs.)	186,580	186,580
Crops (in quintals)	561,932	561,932

85

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
BUSINESS HIGHLIGHTS

Sales volume

	Three-month period September 30, 2012	Accumulated July 1, 2012 to September 30, 2012
Beef Cattle (in Kgs.)	2,462,534	2,462,534
Butyraceous (in Kgs.)	186,580	186,580
Crops (in quintals)	503,526	503,526

Local Market

	Three-month period September 30, 2012	Accumulated July 1, 2012 to September 30, 2012
Beef Cattle (in Kgs.)	2,462,534	2,462,534
Butyraceous (in Kgs.)	186,580	186,580
Crops (in quintals)	496,392	496,392

Exports

	Three-month period September 30, 2012	Accumulated July 1, 2012 to September 30, 2012
Beef Cattle (in Kgs.)	-	-
Butyraceous (in Kgs.)	-	-
Crops (in quintals)	7,134	7,134

86

Free translation from the original prepared in Spanish for publication in Argentina
Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
C.U.I.T.: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad  Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of September 30, 2012, and the related unaudited condensed interim separate statements of income, unaudited condensed interim separate statements of comprehensive income, unaudited condensed interim separate statements of changes in shareholders’ equity and unaudited condensed interim separate statements of cash flows for the three-month period ended September 30, 2012 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance with Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiary as to the aspects mentioned in note 2.3 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2012, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,769,853, which was callable at that date.

Autonomous City of Buenos Aires, November 19, 2012

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Buenos Aires, November 19, 2012 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in South America, announces today its results for the first three months of fiscal year 2013 ended September 30, 2012.

Changes in Accounting Standards

As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. Until now, the company’s financial statements were prepared under the Argentine Generally Accepted Accounting Principles (“ARG GAAP”) which differ in certain respects from the IFRS. For such reason, we have changed certain valuation and disclosure accounting policies.

In addition, comparative figures and figures as of the transition date (July 1, 2011) have been changed to reflect these adjustments.

The main changes resulting from the application of the IFRS include:

►
Joint businesses and proportional consolidation: Whereas under ARG GAAP, businesses in which the company holds a 50% equity interest and exercises joint control are consolidated in proportion to the interest held by it, under the IFRS they cannot be consolidated, and results are recorded as “Income/loss from interests in equity investees and joint businesses”. However, upon analyzing results by segment these impacts are proportionally consolidated. As concerns the agricultural business, this impacts on our operations in Paraguay through our 50% equity interest in Cresca. In our real estate business, it impacts on various joint businesses that include developments such as for example: La Ribera Shopping, Horizons and certain land reserves. A conciliation between the company’s income statements by segment and its consolidated income statement is included.

►
Changes in real property: Under IFRS the item “Investment Properties” is added, where we will include properties intended to generate rental income and other properties without a specific intended use or still undeveloped. “Property, Plant and Equipment” will continue to record mainly the farms used for production and the Hotels of our subsidiary IRSA. “Inventories” will record properties intended for sale and receivables arising from barter agreements.

►
Changes in the recognition of income from real property sales: Under IFRS, income will be recognized from the moment all risks and benefits associated to the property sold have been effectively transferred. In this sense, net realizable value recognition after the execution of a preliminary sales agreement is not allowed, and both the sale and income are generally recorded at the time of execution of the title deed. Finally, when properties under construction are sold, income recognition using the degree of progress method is not allowed (unless certain conditions set forth in the IFRS are met); therefore, income is generally recognized at the time of execution of the title deed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►
Impacts on Leases: Under IFRS revenues related to leases including stepwise increases (as is mainly the case in Shopping Centers and Offices) must be recognized under the straight-line method over the contract term. The same treatment applies to income from fees charged to third parties in connection with such contracts and related direct costs.

►
Impact on Biological Assets: Under IFRS, biological assets (unharvested crops, sugarcane and livestock, among others) are valued at fair value. Changes in fair value are recorded under “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”. This line records results from production and holding of livestock and the value of agricultural crops that are still growing and have not been harvested yet. For as long as these assets do not show a significant biological growth, valuation is made based on incurred costs. When they reach a significant degree of growth, they are valued using the discounted cash flow method.

►
Investments in Financial Instruments: Our financial assets include shares in Hersha (NASDAQ: HT), Supertel (NASDAQ: SPPR) through IRSA, and TGLT (BASE: TGLT) through Alto Palermo. Under ARG GAAP, these financial assets were valued at historical incurred cost, but under IFRS, they must be valued at market value. This implies that their stock price variations will impact on our Income Statement.

►
Equity Investees: Our subsidiary IRSA has a direct interest in Banco Hipotecario (BASE: BHIP) and an indirect interest in Tarshop. These companies are recognized in our financial statements under the equity method. This valuation method is maintained; however, under IFRS the shareholders’ equity of these companies is also affected by the change in standards, the main adjustments being changes in the calculation of Allowances for Loan Losses, the method for recognizing Revenues related to lending activities and the treatment of Financial trusts.

►
Business Combinations: Under IFRS, no negative goodwill may be recorded as a result of the acquisition and combination of businesses (when the price paid is lower than the price paid for the assets). Any combination prior to June 30, 2011 will not be revised, only those assets and liabilities whose recognition is not permitted under IFRS will be adjusted. The direct expenses related to the acquisition of companies or operating assets cannot be capitalized. They will be recognized in profit & loss at the time they are incurred. Goodwill resulting from new acquisitions of interests in companies in which the purchaser already holds a controlling stake are directly recognized in shareholders’ equity, with no impact on profit & loss.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Results and highlights for the period

	IQ 2013			IQ 2012			Variation
	Agricultural1	Urban2	Total	Agricultural	Urban	Total	Agricultural	Urban	Total
Revenues	270.5	536.0	806.4	303.9	459.6	763.5	(11)%	17%	6%
Costs	(394.8)	(285.4)	(680.2)	(398.9)	(231.3)	(630.2)	(1)%	23%	8%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	190.6	-	190.6	127.5	-	127.5	50%	-	50%
Changes in net realizable value of agricultural produce after harvest	13.2	-	13.2	4.7	-	4.7	184%	-	184%
Gross income	79.5	250.6	330.1	37.1	228.3	265.4	114%	10%	24%
Gain from disposal of investment properties	-	31.1	31.1	-	-	-	-	-	-
Gain from disposal of farms	-	-	-	34.3	-	34.3	(100)%	-	(100)%
General and administrative expenses	(35.0)	(44.0)	(79.0)	(29.4)	(34.4)	(63.8)	19%	28%	24%
Selling expenses	(37.4)	(27.2)	(64.6)	(32.0)	(19.7)	(51.7)	17%	38%	25%
Other operating results, net	(27.7)	(9.2)	(36.9)	15.2	(1.2)	14.0	-	682%	(363)%
Operating Income / (Loss)	(20.6)	201.3	180.7	25.2	173.1	198.3	-	16%	(9)%
Share of profit/(loss) of associates and joint ventures	1.4	12.8	14.2	(0.0)	(19.0)	(19.0)	-	-	-
Segment Income / (Loss)	(19.1)	214.1	195.0	25.1	154.1	179.2	-	39%	9%

►
Starting in this quarter, we report our results in compliance with IFRS. As a result, total results by segment differ from total consolidated results. This is due to the fact that results by segment include consolidated results from our joint ventures. This consolidation is made proportionally according to our interest in each business. The impact refers mainly to our agricultural businesses in Paraguay and various urban real estate businesses related to our subsidiary IRSA.

►
Gross income from the Agricultural segment increased 114%, mainly due to higher income derived from the value of biological assets. This is explained by the fact that we planted a larger area than in the previous season, as we expect a good 2012/2013 season. In turn, the Urban segment’s gross income maintains a 10% stable growth rate.

1 Corresponds to the segment “Agricultural Business”

2 Corresponds to the segment “Urban Properties and Investments”

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►
The satisfactory gross income recorded by the Agricultural segment has been offset by lower income from the sale of farms and other operating losses related to holdings and derivative transactions of our subsidiary BrasilAgro, which totaled Ps. 20.2 million, and our businesses in Argentina, which totaled Ps. 7.0 million. During 2012, they had recorded a combined income of Ps. 17.8 million. In this way, operating income fell from Ps. 25.2 million to an operating loss of Ps. 20.6 million in such segment.

►	Our subsidiary IRSA’s operating income increased by 16%, reaching Ps. 201.3 million. This increase results mainly from the Sales and Developments segment and the Shopping Centers segment.

►
The fall in operating income was offset by higher income from interests in equity investees and joint ventures, reaching a total segment income of Ps. 195.0 million, 9% higher than in the previous year.

Below is a reconciliation between these results and total consolidated results.

	IQ 2013			IQ 2012			Variation
	Total segments	Adj. Int. in Joint Ventures	Total	Total segments	Adj. Int. in Joint Ventures	Total	Total
Revenues	806.4	(53.2)	753.2	763.5	(29.9)	733.6	3%
Costs	(680.2)	44.6	(635.6)	(630.2)	29.0	(601.2)	6%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	190.6	(2.0)	188.7	127.5	(0.8)	126.7	49%
Changes in net realizable value of agricultural produce after harvest	13.2	-	13.2	4.7	-	4.7	184%
Gross income	330.1	(10.6)	319.5	265.4	(1.7)	263.7	21%
Gain from disposal of investment properties	31.1	-	31.1	-	-	-	-
Gain from disposal of farms	-	-	-	34.3	-	34.3	(100)%
General and administrative expenses	(79.0)	2.1	(76.9)	(63.8)	1.2	(62.6)	23%
Selling expenses	(64.6)	4.1	(60.4)	(51.7)	3.6	(48.1)	26%
Other operating results, net	(36.9)	0.1	(36.8)	14.0	(2.5)	11.5	-
Operating Income / (Loss) before results from interest in equity investees and joint ventures	180.7	(4.3)	176.5	198.3	0.5	198.8	(11)%
Share of profit/(loss) of associates and joint ventures	14.2	1.5	15.7	(19.0)	(2.6)	(21.6)	-
Operating Income / (Loss) before financial results and taxes	195.0	(2.8)	192.2	179.2	(2.0)	177.2	8%

►	After the adjustment for the interest in joint ventures, an increase in operating income close to 8% is noted, up from Ps. 177.2 million to Ps. 192.2 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below are the company’s results after operating income:

in Ps. MM	IQ 2013	IQ 2012	YoY var
Income before Financing and Taxation	192.2	177.2	8.5%
Finance income	89.4	(134.5)	-
Finance cost	(259.9)	(179.8)	44.5%
Financial results, net	(170.5)	(314.3)	(45.8)%
Income / (Loss) before Taxation	21.7	(137.3)	-
Income tax expense	(13.7)	(14.0)	(2.1)%
Minority interest	(24.5)	56.1	-%
Loss for the period	(16.5)	(95.1)	(82.6)%

►
During IQ 2013 there was an increase in financial income caused mainly by an increase in the valuation of financial assets at fair value. During IQ 2012, a negative result close to Ps. 157.5 million had been recorded, whereas income for Ps. 19.0 million was recorded during this fiscal year, mainly explained by certain financial derivatives held by IRSA.

►	The increase in financial income was offset by higher financial expenses, which grew 44.5%, totaling a loss of Ps. 259.9 million. This change was motivated by net exchange losses and interest charges.

►	Net financial results improved, generating a loss of Ps. 170.5 million, and totaling an income before taxes of Ps. 21.7 million.

►	Due to the 8.5% improvement in income before financial results and taxes, net loss improved, up from a loss of Ps. 95.1 million in IQ 2012 to a loss of Ps. 16.5 million in IQ 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Description of Operations by Segment

Grains and Sugarcane

Grains

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	134.2	140.6	(4.6)%
Costs	(209.2)	(233.9)	(10.5)%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	117.5	112.3	4.6%
Changes in net realizable value of agricultural produce after harvest	13.2	4.7	184.6%
Gross income	55.6	23.8	134.2%
General and administrative expenses	(17.4)	(5.4)	219.9%
Selling expenses	(29.2)	(25.5)	14.6%
Other operating results, net	(26.3)	16.3	-
Operating Income / (Loss)	(17.8)	9.1	-
Share of profit/(loss) of associates and joint ventures	0.3	(0.0)	-
Segment Income / (Loss)	(17.5)	9.1	-

Sugarcane

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	42.3	56.6	(25.2)%
Costs	(77.4)	(48.3)	60.2%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	52.6	(8.6)	-
Changes in net realizable value of agricultural produce after harvest	-	-	-
Gross Loss	17.5	(0.4)	-
General and administrative expenses	(8.3)	(10.2)	(19.2)%
Selling expenses	-	-	-
Other operating results, net	-	-	-
Operating Loss	9.2	(10.6)	-
Share of profit/(loss) of associates and joint ventures	0.0	-	-
Segment Loss	9.3	(10.6)	-

Operations

	Production			Sales
In tons	IQ 2013	IQ 2012	YoY var	IQ 2013	IQ 2012	YoY var
Wheat	664	988	(32.8)%	4,370	2,703	61.7%
Corn	83,262	106,767	(22.0)%	101,846	87,311	16.6%
Sunflower	-	221	0.0%	1,672	6,932	(75.9)%
Soybean	244	2,183	(88.8)%	15,353	43,586	(64.8)%
Sugarcane	450,335	556,023	(19.0)%	355,616	415,843	(14.5)%
Other	27,426	28,040	(2.2)%	24,668	12,978	90.1%
Total Production	561,931	694,222	(19.1)%	503,525	569,353	(11.6)%

Total Production	2011/2012 Season	2012/2013 Season
Wheat	7	657
Corn	81,779	1,483
Sunflower	-	-
Soybean	245	-
Sugarcane	450,335	-
Other	26,700	726
Total	559,066	2,866

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►
During this quarter there has been a fall in production amounts and amounts sold, explained by the fact that production in the first quarter of this year and the previous one refers mainly to the area harvested during the current season that was planted and produced during the previous season. As the 2011/2012 season was affected by a severe drought and the 2010/2011 season had been better, production for this year is lower than the one recorded last year.

►	In Bolivia, where we are able to apply double harvesting, we have already started to harvest winter crops for the 2012/2013 season. Output from this region has been 2,866 tons.

►
Gross Income from the Grains segment shows a strong growth as compared to the same quarter of the previous year, mainly thanks to the increase in the value of biological assets and the net realizable value of agricultural produce. The reason for this is that we increased our planted area and we expect a better season during this year (thanks to higher yields). In addition, agricultural produce has experienced a significant increase in prices, which have directly impacted on these lines.

►
The increase in Gross Income from the Grains segment is offset by results from derivative transactions, which impacted negatively, generating an operating loss in this segment. These results derive from our subsidiary BrasilAgro, which lost approximately Ps. 20.2 million in derivative transactions, and from our businesses in Argentina, which lost Ps. 7.0 million. An income of Ps. 17.8 million had been recorded under these items during fiscal year 2012.

Area in Operation- Crops (hectares)3	As of September 30, 2012	As of September 30, 2011	YoY Var
Own farms	143,578	131,012	9.59%
Leased farms	47,067	40,968	14.89%
Farms under concession	11,216	8,768	27.92%
Own farms leased to third parties	19,117	18,466	3.53%
Total Area Assigned to Crop Production	220,978	199,214	10.93%

►
The area in operation allocated to crop production increased by 10.93%, reaching 220,878 hectares. This resulted mainly from an increase in the area in operation in own farms, close to 9.6%, and the expansion in the area consisting of leased farms and farms under concession (14.9% and 27.9%, respectively).

►
The area of own farms increased mainly due to the expansion in productive areas in Paraguay and Brazil, as 2,700 hectares were added in the first case (including 100% of Cresca’s surface area) and 6,000 hectares in the second one. Although we developed new agricultural areas in Salta (Los Pozos), they are given on lease to third parties.

3 Includes surface area under double cropping totaling 19,890 hectares, our proportional interest in AgroUranga and all the farms in Cresca.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►
During the season that starts in this quarter, we have increased the area of leased farms assigned to crop production in Argentina. We expect to have a good season, and have thus increased our area in operation by more than 6,000 hectares.

►
We have increased in the area in operation assigned to crop production in the farms of Agropecuaria Anta (long term concession granted to Cresud) with more than 11,200 hectares under operation in this farm during this season. In addition, in this farm we gave 10,777 agricultural hectares on lease to third parties.

►
The surface area leased to third parties has remained unchanged from last year, since on the one hand we increased the area of Los Pozos and La Suiza farms, while on the other we reduced the leased area in ANTA.

Beef Cattle

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	18.3	23.0	(20.5)%
Costs	(31.1)	(31.5)	(1.1)%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	11.0	15.2	(27.7)%
Gross Income / (Loss)	(1.9)	6.7	-
General and administrative expenses	(4.1)	(11.0)	(62.2)%
Selling expenses	(3.9)	(3.3)	18.3%
Other operating results, net	(0.8)	(1.0)	(18.5)%
Operating Loss	(10.8)	(8.6)	24.8%
Share of profit/(loss) of associates and joint ventures	0.1	-	0.0%
Segment Loss	(10.6)	(8.6)	23.1%

Beef Cattle (tons)	IQ 2013	IQ 2012	YoY var
Beef cattle production	1,633	1,257	29.9%
Beef cattle sales	2,462	3,153	(21.9)%

►	During this quarter beef cattle production was higher than in the same quarter of the previous fiscal year due to earlier births; on the contrary, beef cattle sales dropped 21.9%.

►	Although beef cattle sales were lower, generating lower revenues, costs have remained almost unchanged from last year due to the increase in costs resulting from inflation.

►	In addition, the change in the value of biological assets has been lower because the increase in beef cattle prices during this quarter was lower than in the previous quarter.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Area in Operation- Beef Cattle (hectares)	As of September 30, 2012	As of September 30, 2011	YoY Var
Own farms	74,577	83,868	(11.08)%
Leased farms	12,635	12,635	0.00%
Own farms leased to third parties	12,930	5,543	133.27%
Total Area Assigned to Beef Cattle Production	100,142	102,046	(1.87)%
)

►
The decrease in the area of own farms assigned to beef cattle production is explained by the transformation of areas assigned to beef cattle that were converted into agricultural areas in Los Pozos farm, whether for own production or given on lease to third parties. In addition, in La Suiza farm approximately 6,300 hectares were leased to third parties that had been used for own production during the past year.

Stock of Cattle Heads	As of September 30, 2012	As of September 30, 2011	YoY Var
Breeding stock	46,590	49,495	(5.9)%
Winter grazing stock	14,160	20,737	(31.7)%
Milk farm stock	6,870	6,734	2.0%
Total Stock (heads)	67,620	76,966	(12.1)%

►	The fall in beef cattle stocks is explained by sales made at the closing of fiscal year 2012.

Milk

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	7.6	6.6	14.7%
Costs	(16.1)	(13.1)	23.3%
Initial recognition and changes in fair value of biological assets and agricultural produce al the point of harvest	9.6	8.7	10.4%
Gross Income	1.0	2.2	(53.5)%
General and administrative expenses	(0.3)	(0.7)	(62.4)%
Selling expenses	(0.4)	(0.3)	15.4%
Other operating results, net	(0.1)	(0.1)	(18.5)%
Operating Income / (Loss)	0.4	1.1	(68.6)%
Share of profit/(loss) of associates and joint ventures	0.0	(0.0)	-
Segment Income / (Loss)	0.4	1.1	(67.6)%

►
We note slight differences between the first quarter of fiscal year 2013 as compared to the same quarter of the previous year, caused by an increase in the costs of this segment. In this way, gross income has been lower, resulting in positive income in this segment, although it was 67.6% lower than in the previous year.

Area in Operation – Dairy Business (hectares)	As of September 30, 2012	As of September 30, 2011	YoY Var
Own farms	2,780	2,958	-6.02%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►	We perform our milking business in El Tigre farm. The slight decrease in the area assigned to milking cows is explained by an increase in the areas planted with crops.

Milk Production	IQ 12	IQ 11	YoY Var
Milk Production (liters)	4,384	4,092	7.1%
Milk Sales (liters)	4,225	4,022	5.0%
Daily average milking cows (heads)	2,248	2,028	10.8%
Milk Production / Milking Cow / Day (liters)	21.4	22.2	(3.3)%

►
We have increased milk production along with the number of milking cows per day. In addition, there has been a slight fall in the production of milk by cow per day. This notwithstanding, the levels of more than 20 liters by milking cow per day still exceed our targets following the consolidation of our operations in our state-of-the-art milking facility.

Leases and Agricultural Services

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	6.6	13.3	(50.4)%
Costs	(2.0)	(4.9)	(58.8)%
Gross Income	4.6	8.3	(45.4)%
General and administrative expenses	(0.2)	-	-
Selling expenses	(0.4)	-	-
Other operating results, net	(0.0)	-	-
Operating Income	4.1	8.3	(50.3)%
Share of profit/(loss) of associates and joint ventures	0.0	-	-
Segment Income	4.2	8.3	(50.2)%

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. Satisfactory results have been recorded, and we expect that this trend will continue.

Sales and Transformation of Lands

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	-	-	-
Costs	(1.6)	(1.2)	38.5%
Gross Income / (Loss)	(1.6)	(1.2)	38.5%
Gain/ (loss) from disposal of farms	-	34.3	(100.0)%
Operating Income / (Loss)	(1.6)	33.1	-
Segment Income / (Loss)	(1.6)	33.1	-

►
During the first quarter of the previous fiscal year we recognized the sale of “Sao Pedro” farm, owned by our subsidiary BrasilAgro, whereas during this quarter only costs from transformation of lands have been recognized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►
In October, after the closing of fiscal year 2012, our subsidiary BrasilAgro announced the sale of the Horizontina farm, with a surface area of 14,359 hectares, located in the State of Maranhão. The transaction was agreed upon for a total amount of BRL 75.0 million, BRL 27 million of which have been already collected, and the balance of BRL 48.0 million will be paid in January 2013. As of June 30, 2012, the asset was valued at BRL 46.0 million. This transaction reflects a full development cycle, in which the acquisition, development, production and sale stages generated an Internal Rate of Return (real estate + production) of approximately 27%. At present, CRESUD’s interest in Brasilagro is 39.64% of its stock capital.

Area under Development (hectares)	Developed in 2011/2012	Projected for 2012/2013
Argentina	10,007	7,634
Brazil	13,700	11,700
Paraguay	4,035	5,250
Total	27,742	24,584

►	During the previous season, we developed more than 27,700 hectares in the region, and we expect to develop 24,580 additional hectares during this season.

Agro-industrial activities

in Ps. MM	IQ 2013	IQ 2012	YoY var
Revenues	18.9	43.7	(56.9)%
Costs	(21.5)	(48.6)	(55.8)%
Gross Income / (Loss)	(2.6)	(4.9)	(47.0)%
General and administrative expenses	(2.7)	(0.7)	266.5%
Selling expenses	(1.5)	(0.5)	196.2%
Other operating results, net	(0.1)	(0.2)	(78.0)%
Operating Income / (Loss)	(6.8)	(6.4)	7.8%
Share of profit/(loss) of associates and joint ventures	0.0	-	-
Segment Income / (Loss)	(6.8)	(6.4)	7.5%

►
In this segment we report the results from our meat packing and feedlot business through our subsidiary Cactus. We see a trend similar to the one experienced during the previous year and we expect that the context of this industry will improve in the future, leading to higher results.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Other Segments

en Ps. millones	IQ 2013	IQ 2012	var a/a
Revenues	42.7	20.1	112.1%
Costs	(35.7)	(17.4)	105.3%
Gross Income / (Loss)	(0.0)	(0.2)	(69.4)%
General and administrative expenses	(0.0)	-	-
Selling expenses	6.7	2.6	160.0%
Income resulting from business combinations	(2.0)	(1.3)	52.6%
Other operating results, net	(1.6)	(2.4)	(36.0)%
Operating Income / (Loss)	-	-	-
Share of profit/(loss) of associates and joint ventures	(0.4)	0.3	-
Segment Income / (Loss)	2.7	(1.0)	-
Revenues	0.9	-	-
Costs	3.6	(1.0)	-

►
In this segment we report the results from our controlled company Futuros y Opciones S.A: (“FyO”). We note an operating improvement compared to the same quarter of the previous fiscal year, and we expect that this trend will continue during this fiscal year.

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2012, our equity interest in IRSA was 64.50%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

•
The acquisition, development and operation of shopping centers, through its 95.64% interest in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BASE: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 307,000 square meters of Gross Leasable Area.

•
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 140,000 square meters of office leasable space.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

•	The acquisition and exploitation of luxury hotels.

•	Selective investments outside Argentina.

•	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2012:

In Ps. MM	IQ 13	IQ 12	YoY Var
Revenues	486.3	431.6	12.7%
Operating Income	197.9	174.0	13.7%
Depreciation and Amortization	50.4	43.7	15.3%
EBITDA4	248.3	217.7	14.1%
Net Income	50.8	(112.0)	-

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

Financial Indebtedness and Other

As of September 30, 2012 Cresud had a total indebtedness of US$ 698.4 million equivalent, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

4EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
• it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
• it does not reflect changes in, or cash requirements for, our working capital needs;
• it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
• it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
• it reflects the effect of non-recurring expenses, as well as investing gains and losses;
• it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
• other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Description	Currency	Amount (USD MM)1	Rate	Maturity
Bank overdraft	ARS	8.2	Float	< 365 days
Export prefinancing	US$	12.3	Float	< 365 days
Banco de La Pampa Loan	ARS	4.3	Float	Aug-17
Cresud’s Tranche III Class V Notes	ARS	7.4	Avg Badlar + 375 bps	Dec-12
Cresud’s Tranche III Class VI2 Notes	US$	17.4	7.500%	Mar-13
Cresud’s Tranche III Class VII Notes	US$	2.1	4% + Premium	Jul-12
Cresud’s Tranche IV Class VIII Notes	US$	60.0	7.500%	Sep-14
Cresud’s Tranche V Class IX Notes 3	ARS	34.3	Avg. Badlar + 300 bps	Dec-13
Cresud’s Tranche V Class X Notes4	US$	61.5	7.750%	Jun-14
Cresud’s Tranche V Class XI Notes5	ARS	17.1	Avg. Badlar + 375 bps	Jun-15
Bolivia farms6	US$	6.4		Oct-12
Land Development Financing	US$	11.4	Float	Jan-22
Cresud’s total debt		242.4
Bank overdraft	ARS	55.7	Variable	< 180 days
IRSA’s Tranche I Class I Notes	US$	150.0	8.500%	Feb-17
IRSA’s Tranche II Class II Notes7	US$	150.0	11.500%	Jul-20
IRSA’s Tranche III Class III Notes	ARS	32.6	Badlar + 249 bps	Aug-13
IRSA’s Class III Tranche IV Notes	US$	33.8	7.450%	Feb-14
Other loans	US$	0.2	12.000%	Apr-13
IRSA’s total debt		422.3
Bank overdraft	ARS	0.0	Variable	< 30 days
APSA’s Tranche I. Class I Notes8	US$	120.0	7.875%	May-17
Other loans	US$	26.8	5.000%	2013/2017
APSA’s total debt9		146.8
Total Consolidated Debt		811.5
Consolidated Cash		89.7
Debt repurchase		23.4
Net Consolidated Debt		698.4

1 Principal face value in US$ at an exchange rate of 4.527 Ps. = 1 US$, without considering elimination of balances with subsidiaries.
2 As of September 30, 2012 APSA had repurchased a face value of US$ 2.5 million.
3 As of September 30, 2012 APSA had repurchased a face value of Ps. 9.0 million.
4 As of September 30, 2012 APSA had repurchased a face value of US$ 0.7 million.
5 As of September 30, 2012 APSA had repurchased a face value of Ps. 21.0 million.
6 Purchase of farms in Bolivia by Acres del Sud and operational financing.
7 As of September 30, 2012 APSA had repurchased a face value of US$ 3.9 million.
8 As of September 30, 2012 APSA had repurchased a face value of US$ 10.0 million.
9 APSA does not include Convertible Notes due 2014. Outstanding principal amount: US$ 31.7 million.

Purchase of IRSA’s Shares

In July 2012, CRESUD purchased 175,000 American Depositary Receipts (“ADRs”) of IRSA for a total price of US$ 1.2 million. Therefore, CRESUD’s interest in IRSA increased from 64.20% to 64.50%.

Issue of Series X, Tranche 2 Notes

On September 19, Cresud launched its Fifth Issue of Class X, Tranche 2 Notes subject to the following terms:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

►	Issue Amount: US$ 30.0 million. Therefore, the total amount of Class X will be US$ 61.5 million, considering the US$ 31.5 million issued on June 21, 2012.

►	Issue Price: 105.20% of the principal amount.

►	Applicable Initial Exchange Rate: ARS/US$ 4.6624.

►	Interest Payment Dates: eight quarterly payments, payable in arrears from September 21, 2012 until June 23, 2014.

►	Principal Payment Dates: three quarterly payments on December 23, 2013, March 21, 2014, and June 23, 2014.

►	Fixed Interest Rate: Interest rate of 7.75% calculated over the principal amount in US$.

Shareholders’ Meeting dated October 31, 2012

On October 31, 2012 our General Ordinary and Extraordinary Shareholders’ Meeting was held, where the following resolutions, among others, were adopted:

►	To pay Ps. 120.0 million as cash dividends, equivalent to Ps. 0.2417 per share (ARS 2,417 per ADR).

IRSA Dividends

On October 31, 2012, IRSA resolved to pay to its shareholders a cash dividend for up to Ps. 180 million, equivalent to Ps. 0.3111 per share (ARS 3.111 per ADR).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Prospects for the next quarter

The context looks appealing for the agricultural segment in the region. After experiencing a severe drought in 2012 that later extended to the north region of the continent, commodity prices, mainly soybean, evidenced an upward trend, reaching US$/ton 616 as of September 20, 2012. Moreover, we expect the annual output to be highly satisfactory, reflecting the suitable rainfall levels forecasted. USDA projections for Argentina point to 28 million tons of corn and 55 million tons of soybean during this season, whereas for Brazil, USDA projects 70 million tons of corn and 81 million tons of soybean during this season. We expect to plant crops in approximately 207,000 hectares in the whole region.

We expect the beef cattle segment to record good output levels, high prices and controlled costs again this year. As concerns the milk business, we will maintain our milk production in our El Tigre state-of-the-art dairy facility, where we operate at very high production levels.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Salta, Paraguay and Brazil. In our farms located in Salta, we developed 10,007 hectares in 2012 and we expect to develop approximately 7,634 additional hectares during this fiscal year. In Paraguay, we will develop 5,250 hectares and we expect to improve yields even further. In Brazil, we will develop 15,504 hectares. Moreover, we will continue to rotate selectively our regional portfolio as it reaches optimum appreciation levels.  We still see sustained prices in land values accompanying the growth in crop prices.

In Argentina, we will continue with our strategy of supplementing agriculture in own farms with agriculture in leased farms and farms under concession. As concerns leases, we increased the leased surface area by more than 10% during this fiscal year compared to 2012, taking advantage of the good prospects for this segment in the coming year. Moreover, we have remained focused on farms located in core areas that feature stable yield conditions. As regards our feedlot and meat packing business, we will continue operations in the expectation that market conditions will be more favorable and the segment becomes profitable again.

Looking ahead to 2013, prospects for the agricultural business are interesting, and Cresud, with its long track record and expertise in the industry, will have excellent chances to take advantage of the best opportunities available in the market.